Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

KORN/FERRY INTERNATIONAL

UNITY SUB, INC.,

PERSONNEL DECISIONS INTERNATIONAL CORPORATION,

ITS STOCKHOLDERS,

and

THE STOCKHOLDER REPRESENTATIVE

Dated as of December 5, 2012

TABLE OF CONTENTS

ARTICLE I. THE MERGER		2

1.01	Merger	2
1.02	Effective Time of the Merger	3
1.03	Certificate of Incorporation and Bylaws of the Surviving Corporation	3
1.04	Board of Directors and Officers of the Surviving Corporation	3
1.05	Merger Consideration	4
1.06	Contingent Consideration	10
1.07	Conversion of Shares	13
1.08	Payment for Shares	14
1.09	No Further Rights or Transfers	15

ARTICLE II. CLOSING		15

2.01	Generally	15
2.02	Filing of Certificate of Merger	15

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		15

3.01	Incorporation; Power and Authority	15
3.02	Execution, Delivery; Valid and Binding Agreement	16
3.03	No Breach	16
3.04	Governmental Authorities; Consents	16
3.05	Subsidiaries	17
3.06	Capital Stock	17
3.07	Financial Statements; Books and Records	18
3.08	Absence of Undisclosed Liabilities	18
3.09	Absence of Certain Changes	19
3.10	Title to Properties	21
3.11	Tax Matters	22
3.12	Contracts	25
3.13	Intellectual Property Rights	26
3.14	Litigation	29
3.15	Employees	29
3.16	Employee Benefit Plans	31
3.17	Insurance	32
3.18	Permits and Compliance with Laws	32
3.19	Environmental Matters	33
3.20	Clients and Vendors	34
3.21	Brokerage	34
3.22	Indebtedness	34
3.23	Affiliated Transactions	35
3.24	Accounts Receivable and WIP	35
3.25	Data Protection and Privacy	35
3.26	Compliance with Anti-Corruption Laws	36

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3.27	Discretionary Management Incentive Payments	38
3.28	No Other Representations or Warranties	38

ARTICLE IIIA. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS		38

3A.01	Title to Common Stock	38
3A.02	Incorporation; Power and Authority	38
3A.03	Valid and Binding Agreement	39
3A.04	Governmental Authorities; Consents	39
3A.05	Omni Leadership Exchange LLC	39
3A.06	No Stockholder Claims	39
3A.07	Accredited Investors	39

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUBSIDIARY		40

4.01	Formation and Corporate Power	40
4.02	Execution, Delivery; Valid and Binding Agreement	40
4.03	No Breach	40
4.04	Governmental Authorities; Consents	40
4.05	Financial Ability	41
4.06	No Litigation	41
4.07	Acknowledgements by Buyer	41
4.08	No Brokers or Finders	42
4.09	Interim Operations of Merger Subsidiary	42
4.10	Sole Representations and Warranties	42

ARTICLE V. COVENANTS OF THE PARTIES		42

5.01	Conduct of the Business	42
5.02	Access to Books and Records	44
5.03	Consents; Cooperation	45
5.04	Conditions	46
5.05	Notice of Developments	46
5.06	Further Assurances; Escrow Agent Instructions	47
5.07	Record Retention	48
5.08	D&O Insurance	48
5.09	Taxes	50
5.10	Employee Benefits	53
5.11	Post-Effective Conduct of the Business	54
5.12	Covenant Not To Compete	54
5.13	Support of Stockholders	56
5.14	Access to Facilities and Property	56
5.15	Exclusivity	57
5.16	Omni Leadership Exchange LLC	58
5.17	Notification of Breach of Contract and Litigation	58
5.18	Material Contract and Lease Consents and Notices	58

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ARTICLE VI. CONDITIONS TO CLOSING		58

6.01	Conditions to Each Party’s Obligations to Consummate the Merger	58
6.02	Conditions to Buyer’s and Merger Subsidiary’s Obligations	59
6.03	Conditions to the Company’s and Stockholders’ Obligations	61

ARTICLE VII. TERMINATION		62

7.01	Termination	62
7.02	Effect of Termination	63

ARTICLE VIII. SURVIVAL; INDEMNIFICATION		63

8.01	Survival of Representations, Warranties and Covenants	63
8.02	Indemnification by the Stockholders	64
8.03	Indemnification by Buyer	67
8.04	Method of Asserting Claims; Certain Procedures and Limitations	68
8.05	Escrow Agreement Terms	71

ARTICLE IX. STOCKHOLDER REPRESENTATIVE		73

9.01	Designation	73
9.02	Authority	73
9.03	Resignation	74
9.04	Reliance by Third Parties on the Stockholder Representative’s Authority	74
9.05	Exculpation and Indemnification	74

ARTICLE X. MISCELLANEOUS		75

10.01	Press Releases and Announcements	75
10.02	Expenses	75
10.03	Amendment and Waiver	75
10.04	Notices	76
10.05	Assignment	77
10.06	Severability	77
10.07	Disclosure Schedule	78
10.08	Governing Law	78
10.09	Specific Performance	78
10.10	Venue	78
10.11	Complete Agreement	79
10.12	Construction	79
10.13	Counterparts	81
10.14	Time is of the Essence	81
10.15	Confidentiality Agreement	81
10.16	No Third-Party Beneficiaries	81
10.17	Certain Legal Matters	82
10.18	Index of Defined Terms	82

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Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of 401(k) Termination Resolutions
Exhibit D	Forms of Consents and Notices

Schedules

Schedule 1.05(e)(i)	Schedule of Existing Debt
Schedule 1.05(e)(ii)	Management Incentive Payments
Schedule 1.06(b)(i)	Contingent Payment Phase I
Schedule 1.06(b)(ii)	Contingent Payment Phase II
Schedule 5.01(d)	Permitted Distributions
Schedule 5.18	Material Contract and Lease Consents and Notices
Schedule 6.02(k)	Required Consents
Schedule 8.02(d)	Indemnification Allocations

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 5, 2012, by and among Korn/Ferry International, a Delaware corporation (“Buyer”), Unity Sub, Inc., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Subsidiary”), Personnel Decisions International Corporation, a Delaware corporation (the “Company”), the Stockholders (as defined below), and PDI Stockholder Representative, LLC, a Delaware limited liability company (“PDISR”), solely in its capacity as the Stockholder Representative.

RECITALS

A. The Company and its Subsidiaries are in the business of providing human resources consulting services to businesses relating to talent management and development (the “Business”).

B. The Boards of Directors of Buyer, Merger Subsidiary and the Company have approved the merger of Merger Subsidiary with and into the Company under the terms and conditions set forth in this Agreement and in accordance with the provisions of Delaware law (the “Merger”), and the Board of Directors of the Company has deemed the Merger to be desirable and in the best interests of the Company and its stockholders and has recommended that this Agreement be submitted to a vote of the stockholders of the Company.

C. The authorized capital stock of the Company consists of 300,000 shares of Common Stock, par value $0.01 per share, consisting of 250,000 shares of Voting Common Stock, and 50,000 shares of Class B Non-Voting Common Stock, no par value per share (collectively, the “Common Stock”).

D. Within one day after the date hereof, the Stockholders will approve and adopt the Merger on the terms and subject to the conditions set forth in the Agreement pursuant to a Unanimous Written Consent of Stockholders (the “Stockholder Written Consent”), a true and correct copy of which the Company will furnish to the Buyer within one Business Day of the date hereof. For purposes of this Agreement, unless otherwise expressly indicated, the term “Stockholders” shall mean all of the owners of the issued and outstanding capital stock of the Company.

E. Buyer desires to acquire the Company and its Subsidiaries by effecting the Merger pursuant to the terms hereof, whereby the Stockholders will receive cash for their shares of Common Stock.

F. In connection with the Merger, the following agreements have been entered into, by their terms are automatically effective upon the Closing, and true and correct copies of all such agreements (collectively, the “Pre-Signing Agreements”) have been delivered to Buyer, in each case on the date hereof:

(i) Stockholders’ Termination Agreement dated December 4, 2012 (“Stockholders Termination Agreement”) pursuant to which that certain Stockholders’ Agreement dated October 17, 2008 is terminated without any liability to the Company;

(ii) Management Services Termination Agreement dated December 4, 2012 (“Management Services Termination Agreement”) pursuant to which that certain Management Services Agreement with HM International, L.L.C. dated October 17, 2008 is terminated without any liability to the Company;

(iii) An Assignment of Intellectual Property dated as of December 4, 2012 executed by Lowell Hellervik (the “Hellervik Assignment”) pursuant to which such individual assigns any and all right, title and interest which he may have in and to the Company Intellectual Property to the Company;

(iv) An Employee Proprietary Information and Inventions Assignment Agreement dated as of December 4, 2012 executed by Mark Winter (together with the Hellervik Assignment, the “IP Assignments”) pursuant to which such individual assigns any and all right, title and interest which he may have in and to the Company Intellectual Property to the Company;

(v) An offer letter agreement dated as of December 4, 2012 (“Heckman Offer Letter”) between the Company and R. J. Heckman, Ph.D.; and

(vi) Management Agreement Termination Agreement dated as of December 4, 2012 (“Management Agreement Termination Agreement”) pursuant to which that certain Management Agreement dated March 31, 2008 and that certain PDI Content License Agreement dated February 1, 2007, in each case between Omni Leadership Exchange LLC (“Omni”) and the Company are terminated without any liability to the Company.

G. An Index of Defined Terms with respect to each capitalized term used herein is set forth in Section 10.18 hereof.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE I.

THE MERGER

1.01 Merger. At the Effective Time and in accordance with the terms of this Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Subsidiary shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”). At the Effective Time, the Merger shall have the other effects provided in the applicable provisions of the DGCL including, without limitation, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Subsidiary shall become the debts, liabilities and duties of the Surviving Corporation.

1.02 Effective Time of the Merger. Concurrently with the Closing, the parties hereto shall file a certificate of merger (the “Certificate of Merger”), executed in accordance with the applicable provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL or such later time as may be specified in the Certificate of Merger. The term “Effective Time” shall mean the date and time when the Merger becomes effective. Subject to the satisfaction or waiver of all of the conditions set forth in Article VI, Buyer, Merger Subsidiary and the Company, respectively, shall each use commercially reasonable efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL on the date specified in Section 2.01. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either of Merger Subsidiary or the Company, the officers of the Surviving Corporation are fully authorized in the name of each of Merger Subsidiary and the Company or otherwise to take, and shall take, all such lawful and necessary action.

1.03 Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until amended in accordance with the laws of the State of Delaware and such certificate of incorporation and at the Effective Time, the bylaws of the Surviving Corporation shall be the bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time; provided, that the certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions described in Section 5.08(b) hereof for the period of time set forth therein.

1.04 Board of Directors and Officers of the Surviving Corporation. At the Effective Time, the initial board of directors of the Surviving Corporation shall be the board of directors of Merger Subsidiary immediately prior to the Effective Time, each of such directors to hold office, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation, until the expiration of the term for which such director was elected and until his or her successor is elected and has qualified or as otherwise provided in the certificate of incorporation or bylaws of the Surviving Corporation. At the Effective Time, and subject to the provisions of the Heckman Offer Letter, the initial officers of the Surviving Corporation shall be the officers of Merger Subsidiary immediately prior to the

Effective Time until their respective successors are chosen and have qualified or as otherwise provided in the bylaws of the Surviving Corporation.

1.05 Merger Consideration.

(a) The aggregate consideration to be paid to the Stockholders by Buyer for the shares of Common Stock (the “Merger Consideration”) shall be equal to:

(i) Eighty Million Dollars ($80,000,000.00), plus

(ii) the Buyer’s D&O Premium Payment and the Alerus additional fee in the amount of $40,000.00, plus

(iii) the Contingent Payment, plus

(iv) the Net Cash Amount, minus (as applicable)

(v) the Working Capital Adjustment, minus (as applicable)

(vi) the Existing Debt, minus

(vii) any accrued and unpaid Transaction Fees, minus

(viii) the Management Incentive Payments.

At least two Business Days prior to the Closing Date, the Company shall deliver to Buyer (i) a good faith estimate of the Merger Consideration as of the Closing Date, setting forth, in reasonable detail (with supporting documentation reasonably satisfactory to Buyer), (A) an estimate of the Net Cash Amount as of the Effective Time (the “Estimated Net Cash Amount”), (B) an estimate of the Net Working Capital of the Company Entities as of the Effective Time (the “Estimated Net Working Capital”) calculated in accordance with GAAP, (C) the actual (not estimated) amount of the Existing Debt as of the Effective Time and (D) the estimated amounts set forth in Section 1.05(a)(vii) as of the Effective Time and the actual amounts of the Management Incentive Payments (the “Other Adjustments”) and (ii) a calculation of the difference between the Estimated Net Working Capital and Target Net Working Capital (which amount, if Estimated Net Working Capital exceeds Target Net Working Capital, shall result in no adjustment to the Preliminary Fixed Merger Consideration, and if Target Net Working Capital exceeds Estimated Net Working Capital, shall be a negative adjustment to the Preliminary Fixed Merger Consideration) (the “Estimated Working Capital Adjustment”). The “Preliminary Fixed Merger Consideration” shall equal Eighty Million Dollars ($80,000,000.00), plus the Estimated Net Cash Amount, plus the Buyer’s D&O Premium Payment and the Alerus additional fee in the amount of $40,000.00, minus (as applicable) the Estimated Working Capital Adjustment, minus the Existing Debt, minus the Other Adjustments.

(b) At the Closing, Buyer shall pay, or cause to be paid, by wire transfer of immediately available funds:

(i) the Preliminary Fixed Merger Consideration less the Escrow Amount in accordance with Section 1.08;

(ii) an aggregate amount equal to Eight Million Dollars ($8,000,000.00) (the “Escrow Amount”), to Wells Fargo Bank, National Association (the “Escrow Agent”) under an Escrow Agreement substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”) to be held and released in accordance with Section 8.05;

(iii) the Existing Debt by wire transfer of immediately available funds to the lenders and noteholders identified in the payoff letters or waiver letters, as applicable, to be delivered as provided in Section 6.02(f); and

(iv) the Other Adjustments to the Company.

(c) For avoidance of doubt, it is agreed that all of the accrued and unpaid Transaction Fees and all of the Management Incentive Payments shall be accrued for all purposes, including GAAP purposes, on the Company’s books and records immediately prior to the Closing and when paid as provided herein shall constitute for all purposes, including GAAP purposes, expenses of the Company with respect to the Pre-Closing Tax Period and shall be recorded and reported as such on the Pre-Closing Tax Returns. At Closing, the Stockholders hereby authorize and direct Buyer to pay to the Company an amount equal to the Other Adjustments. On the Closing Date, the Company shall pay by wire transfer of immediately available funds, or take steps so that in the case of the Management Incentive Payments the Company’s payroll system shall promptly pay, the Transaction Fees included within the Other Adjustments and the Management Incentive Payments designated on Schedule 1.05(e)(ii) either directly or through the Company’s payroll system, as applicable, and subject to any income and employment Taxes required to be withheld, as applicable, by wire transfer of immediately available funds so that (i) the payment of such amounts shall satisfy all estimates of accrued and unpaid Transaction Fees reflected on the Transaction Fee Invoices and the Management Incentive Payments in full and (ii) after giving effect to the payment of such Management Incentive Payments, neither the Surviving Corporation nor any of its subsidiaries shall (X) have pension plans, deferred compensation plans or deferred bonus plans, or any obligations pertaining to the funding, payment of benefits or termination of any such plans, and (Y) have no obligations to pay any bonuses, change of control or other special payments to employees of the Company based upon the consummation of the Merger, and (iii) neither the Surviving Corporation nor any of its subsidiaries shall have any liability for any pension liabilities or liabilities for any deferred compensation or incentive compensation attributable to the period prior to the Closing, except, in the case of clauses (ii) and (iii) for that certain German Docs Plan

(the “German Benefit Plan”), that certain Personnel Decisions International Japan Retirement Plan (the “Japan Retirement Plan”), and that certain Japan - Pension Plan (together with the Japan Retirement Plan, the “Japanese Benefit Plans,” and the Japanese Benefit Plans together with the the German Benefit Plan, the “German and Japanese Benefit Plans”) and the Benefit Liabilities. The Company shall deliver to Buyer the invoices with respect to the Transaction Fees referred to in Section 6.02(i)(vii), which invoices shall state good faith estimates of expenses incurred through the Closing Date (the “Transaction Fee Invoices”). The Company or the Surviving Company, as the case may be, shall timely and properly deposit with the appropriate Governmental Authority all amounts withheld pursuant to this Section 1.05(c), as set forth on Schedule 1.05(e)(ii).

(d) Following the Closing Date, the Preliminary Fixed Merger Consideration shall be adjusted, if at all, as set forth below:

(i) Buyer shall prepare and deliver, or cause to be prepared and delivered, to the Stockholder Representative, within 60 days after the Closing Date, an unaudited statement (the “Unaudited Statement”) of the Company’s Net Working Capital and Net Cash Amount, as of the Effective Time (the “Actual Net Working Capital” and “Actual Net Cash Amount”, respectively), and a statement setting forth an adjustment (the “Statement of Adjustment”) amount by calculating (A) the difference between the Actual Net Working Capital and the Estimated Net Working Capital (which amount, (1) if both Actual Net Working Capital and Estimated Net Working Capital exceed Target Net Working Capital, shall result in no adjustment to the Preliminary Fixed Merger Consideration, (2) if the Actual Net Working Capital exceeds Target Net Working Capital, but the Estimated Net Working Capital did not exceed Target Net Working Capital, shall result in a positive adjustment to the Preliminary Fixed Merger Consideration equal to the difference between the Target Net Working Capital and the Estimated Net Working Capital, (3) if both Actual Net Working Capital and Estimated Net Working Capital are less than Target Net Working Capital, but the Actual Net Working Capital is greater than Estimated Net Working Capital, shall result in a positive adjustment to the Preliminary Fixed Merger Consideration equal to the excess of Actual Net Working Capital over Estimated Net Working Capital, and (4) if both the Actual Net Working Capital and Estimated Net Working Capital are less than Target Net Working Capital, but Estimated Net Working Capital is greater than Actual Net Working Capital, shall result in a negative adjustment to the Preliminary Fixed Merger Consideration equal to the excess of Estimated Net Working Capital over Actual Net Working Capital), and (B) the difference between the Actual Net Cash Amount and the Estimated Net Cash Amount (which amount, if the Actual Net Cash Amount exceeds the Estimated Net Cash Amount, shall be a positive adjustment to the Preliminary Fixed Merger Consideration and, if the Estimated Net Cash Amount exceeds the Actual Net Cash Amount, shall be a negative adjustment to the Preliminary Fixed Merger Consideration) (together, such adjustments in (A) and (B), the “Adjustment”). The Actual Net Working Capital,

the Actual Net Cash Amount and the Adjustment shall be prepared in a manner consistent with the application of the accounting principles applied in the preparation of the Latest Balance Sheet. To the extent that no Adjustment is necessary, Buyer shall provide a notice to the Stockholder Representative to that effect.

(ii) On or prior to the sixtieth (60th) day following Buyer’s delivery of the Unaudited Statement and the Statement of Adjustment, the Stockholder Representative may give Buyer a written notice stating the Stockholder Representative’s objections (an “Objection Notice”) to the Adjustment. Buyer shall cooperate with the Stockholder Representative and promptly make the work papers and back-up materials used by or on behalf of Buyer or the Surviving Corporation in preparing the Adjustment, and any other documents related to the preparation of the same that are reasonably requested by the Stockholder Representative, available to the Stockholder Representative and, subject to the execution and delivery of customary non-reliance letters and non-disclosure agreements reasonably satisfactory to Buyer, any advisers that the Stockholder Representative retains for the purpose of evaluating the aforementioned documents during (i) the review by the Stockholder Representative of the Actual Net Working Capital, Actual Net Cash Amount and the Adjustment, and (ii) the resolution by Buyer and the Stockholder Representative of any objections to the Actual Net Working Capital, Actual Net Cash Amount and the Adjustment. Any determination set forth on the Unaudited Statement and the Statement of Adjustment regarding the Actual Net Working Capital, Actual Net Cash Amount and the Adjustment that is not specifically objected to in the Objection Notice shall be deemed acceptable and shall be final and binding upon the parties upon delivery of the Objection Notice. If the Stockholder Representative does not give Buyer an Objection Notice within such 60-day period, then the Actual Net Working Capital, Actual Net Cash Amount and the Adjustment, as set forth in the Unaudited Statement and the Statement of Adjustment, will be conclusive and binding upon the parties and the Adjustment will be final and binding upon the parties for purposes of calculating the Final Fixed Merger Consideration pursuant to Section 1.05(d)(iv) of this Agreement.

(iii) Following Buyer’s receipt of any Objection Notice, the Stockholder Representative and Buyer shall attempt to negotiate in good faith to resolve such dispute. In the event that the Stockholder Representative and Buyer fail to agree on any of Stockholder Representative’s proposed adjustments set forth in the Objection Notice within 30 days after Buyer receives the Objection Notice, then the Stockholder Representative and Buyer shall submit those items set forth in the Objection Notice which Stockholder Representative and Buyer were unable to agree upon or resolve (the “Disputed Items”) to KPMG, LLP (or if KPMG, LLP is unable or unwilling to accept its mandate, an independent nationally or regionally recognized accounting firm with experience in such matters and that is mutually agreed upon by the Stockholder Representative and Buyer (in either case, the “Independent Arbitrator”). Within ten Business Days following the date on which such Independent Arbitrator has accepted the engagement in writing, Buyer and the Stockholder Representative each shall provide the Independent Arbitrator with their respective determinations of the Adjustment and their proposed resolution of each of the Disputed Items. Within the 30-day period immediately following submission of the Disputed Items and Statement of Adjustment to the Independent Arbitrator, the Independent Arbitrator shall render its final determination with respect only to such Disputed Items in writing to the Stockholder Representative and Buyer, which shall be made strictly in accordance with the terms of this Agreement, and which shall be, as to any Disputed Item, resolved by reaching a determination that is equal to or within the bounds created by, each party’s proposed resolution of such Disputed Item. Such determination of the Independent Arbitrator shall be final and binding on Buyer and the Stockholders and the Stockholder Representative. The determination rendered by the Independent Arbitrator pursuant to this Section 1.05(d) may be filed as a judgment in any court of competent jurisdiction. Either Buyer or the Stockholder Representative may seek specific enforcement or take other necessary legal action to enforce any decision of the Independent Arbitrator under this Section 1.05(d). The fees, costs and expenses of the Independent Arbitrator shall be borne by the party whose positions generally did not prevail in such determination, as determined by the Independent Arbitrator, or if the Independent Arbitrator determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses shall be borne 50% by the Stockholders and 50% by Buyer.

(iv) Promptly after the date on which the Actual Net Working Capital, Actual Net Cash Amount and the Adjustment are finally determined and become final and binding on the parties under this Section 1.05(d) (the “Settlement Date”), the Stockholder Representative and Buyer, together, or the Independent Arbitrator (if applicable) shall recalculate the Preliminary Fixed Merger Consideration by giving effect to such final and binding Actual Net Working Capital, Actual Net Cash Amount and the Adjustment (the “Final Fixed Merger Consideration”). If the Final Fixed Merger Consideration exceeds the Preliminary Fixed Merger Consideration, then Buyer shall pay to each Stockholder, pursuant to the Stockholder Allocation, within five Business Days following the Settlement Date, his, her or its respective portion of the amount by which the Final Fixed Merger Consideration exceeds the Preliminary Fixed Merger Consideration. If the Preliminary Fixed Merger Consideration exceeds the Final Fixed Merger Consideration, then the Stockholder Representative and Buyer shall cause the Escrow Agent to disburse to Buyer from the Escrow Amount, within five Business Days following the Settlement Date, an amount equal to the amount by which the Preliminary Fixed Merger Consideration exceeds the Final Fixed Merger Consideration.

(e) As used in this Agreement:

(i) “Existing Debt” means, without duplication, all of the following: (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption costs, make-whole payments, premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of the Company Entities for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which any of the Company Entities is responsible or liable, (ii) all obligations of the type referred to in clause (i) of any Persons for the payment of which any of the Company Entities are responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, and (iii) all obligations of the type referred to in clauses (i) through (ii) of other Persons secured by any Encumbrance on any property or asset of any of the Company Entities (whether or not such obligation is assumed by any of the Company Entities). Any and all such Existing Debt shall be described in reasonable detail on Schedule 1.05(e)(i) of the Disclosure Schedule. Without limiting the generality of the foregoing, the term “Existing Debt” shall include (y) any and all amounts payable in respect of the subordinated notes described on Schedule 1.05(e)(i) of the Disclosure Schedule (“Subordinated Notes”), including in each case, all principal, interest, late charges, prepayment and redemption costs, make-whole payments, premiums or penalties (if any), unpaid fees or expenses and other monetary obligations relating thereto and (z) any amounts included within the foregoing clauses (i) and (ii) above which are reflected or referred to in the Latest Financial Statements (including the notes thereto) or which have been incurred or accrued since the date of the Latest Financial Statements (except to the extent such amounts have been paid or otherwise discharged prior to Closing). For avoidance of doubt, it is the intention of Buyer that upon the Closing, the Surviving Corporation and all of its subsidiaries will have no Existing Debt. Notwithstanding the foregoing Existing Debt shall not include any amounts which constitute inter-company Indebtedness between the Company Entities.

(ii) “Management Incentive Payments” means the aggregate amount of payments required to (i) fully pay-off and terminate all pension plans, deferred compensation plans and deferred bonus plans as of the Effective Time, including, without limitation, all payments required to pay-off and terminate the Company’s obligations and liabilities with respect to the following: (A) the Long-Term Incentive Executive Compensation Plan, (B) the Executive Deferred Compensation Plan and (C) any other pension plan or deferred bonus or compensation plan of any of the Company Entities existing immediately prior to the Effective Time (other than the German and Japanese Benefit Plans, except to the extent provided in a Benefit Payment Notice), in each case in the amounts set forth on Schedule 1.05(e)(ii); and (ii) pay any bonuses, change of control or other special payments to one or more employees of the Company based upon the consummation of the Merger (such amounts, the “Management Bonus”), in each case in the amounts set forth on Schedule 1.05(e)(ii).

(iii) “Net Cash Amount” means the aggregate amount of the Company Entities’ cash and cash equivalents on hand or in bank accounts as of the Effective Time.

(iv) “Net Working Capital” means the excess of the consolidated current assets (excluding the Net Cash Amount) of the Company Entities, over the consolidated current liabilities (excluding short-term Existing Debt and the current portion of any long-term Existing Debt, accrued and unpaid Transaction Fees, any obligation to make Management Incentive Payments, and accrued year-end discretionary bonuses which are not included as part of the Management Incentive Payments) of the Company Entities, in each case, determined in accordance with and prepared in accordance with United States generally accepted accounting principles (“GAAP”) as applied on a basis consistent with the preparation of the Latest Balance Sheet; provided, however, that all assets and liabilities associated with the German and Japanese Benefit Plans (such liabilities, the “Benefit Liabilities”) will be included in current assets and current liabilities for these purposes; provided, further, however, that if the German Benefit Plan and/or Japanese Benefit Plans are terminated by the Company prior to Closing and if the Company provides written notice to Buyer (such notice, a “Benefit Payment Notice”) prior to the Closing that the portion of the Benefit Liabilites allocable to such plan or plans are to be treated as Management Incentive Payments such that all liabilities associated with such terminated plan or plans are paid in full pursuant to Section 1.05(b)(iv) and 1.05(c) at Closing (which notice shall also (i) confirm that the German Benefit Plan and/or the Japanese Benefit Plans have been terminated or shall be terminated as of the Closing and (ii) set forth the amount of the Benefit Liabilities to be paid as part of the Management Incentive Payments), then the assets and liabilities of such terminated plan or plans shall not be included in the current assets or current liabilities for these purposes.

(v) “Target Net Working Capital” shall equal $500,000.00.

(vi) “Transaction Fees” shall mean the aggregate amount of the fees and expenses of Dorsey & Whitney LLP and McGladrey & Pullen, LLP, and up to $150,000 in fees and expenses incurred by Baker Botts L.L.P., in each case, accrued in connection with the Merger (collectively, the “Transaction Fees”).

(vii) “Working Capital Adjustment” shall mean the difference between Actual Net Working Capital and Target Net Working Capital (which amount, if Actual Net Working Capital exceeds Target Net Working Capital, shall be deemed to be zero, and if Target Net Working Capital exceeds Actual Net Working Capital, shall be a negative number).

1.06 Contingent Consideration.

(a) As additional consideration for the shares of Common Stock, after the Effective Time, Buyer shall be required to make certain payments (the “Contingent Payments”) to the Stockholder Representative for the account of the Stockholders in accordance with and subject to the provisions of this Section 1.06. Notwithstanding the foregoing, Buyer shall in no event be required to make Contingent Payments pursuant to this Section 1.06 in an aggregate amount that exceeds $15,000,000.00 (the “Maximum Contingent Amount”).

(b) The amount of the Contingent Payments to be made by Buyer pursuant to this Section 1.06 shall be based on the Synergies realized by the Company Entities during the Contingent Payment Period, which shall be determined as follows:

(i) As promptly as reasonably practicable after the Closing Date (but in no event later than April 30, 2013), Buyer shall (subject only to the provisions of Section 5.11(c)) take the actions specified in Schedule 1.06(b)(i) (it being understood that the selection of the specific actions to be taken pursuant to this paragraph (b)(i) shall be within the good faith discretion of Buyer) and upon the taking of such actions the Synergies realized by the Company Entities shall be as set forth in such Schedule; and

(ii) As promptly as reasonably practicable after April 30, 2013 (but in any event within the time periods specified in Schedule 1.06(b)(ii)), Buyer shall (subject only to the provisions of Section 5.11(c)) take additional actions of the type specified in Schedule 1.06(b)(ii) (it being understood that the selection of the specific actions to be taken pursuant to this paragraph (b)(ii) shall be within the good faith discretion of Buyer) and upon the taking of such actions the Synergies realized by the Company Entities shall be as set forth in such Schedule.

(c) Buyer shall be obligated to make Contingent Payments on the following dates (the “Contingent Payment Dates”):

(i) 45 days after the end of Buyer’s fiscal year ending April 30, 2013;

(ii) 45 days after the end of Buyer’s fiscal quarter ending January 31, 2014;

(iii) 45 days after the end of Buyer’s fiscal quarter ending July 31, 2014.

(d) On each Contingent Payment Date, Buyer shall pay to the Stockholder Representative for the account of the Stockholders an amount in cash equal to (i) the amount obtained by multiplying (x) $15,000,000 by (y) the Base Factor, minus (ii) the total amount of Contingent Payments previously made by Buyer pursuant to this Section 1.06.

(e) On each Contingent Payment Date, Buyer shall deliver to the Stockholder Representative (i) a copy of the unaudited financial statements for the Combined Business for the period commencing on the Closing Date and ending on the last day of the most recently completed fiscal quarter of Buyer and (ii) a statement setting forth in reasonable detail Buyer’s calculations of the Synergies and Contingent Payments for the period commencing on the Closing Date and ending on the last day of the most recently completed fiscal quarter of Buyer (a “Contingent Payment Statement”). Following delivery of any such financial statements and Contingent Payment Statement, Buyer shall cooperate with the Stockholder Representative in its review of such financial statements and Contingent Payment Statement and, without limiting the generality of the foregoing, shall (x) make available representatives of Buyer and the Surviving Corporation to answer questions with respect to such financial statements and Contingent Payment Statement, including any questions regarding the calculation of the Synergies and the Contingent Payments, and

(y) provide to the Stockholder Representative all schedules, analyses, work papers, and other supporting information and documentation as may be reasonably requested by the Stockholder Representative (subject, in the case of information to be provided by the independent public accountants of Buyer, to the execution and delivery of customary non-reliance and non-disclosure letters) in connection with its review of the calculation of the Synergies and Contingent Payments set forth in such Contingent Payment Statement.

(f) At any time prior to the expiration of 90 days after each Contingent Payment Date, the Stockholder Representative shall have the right to object to the calculation of the Synergies and the Contingent Payment paid on such Contingent Payment Date pursuant to this Section 1.06, and any resulting disputes between the parties shall be resolved by the Independent Arbitrator, with the determination of the Independent Arbitrator being final and binding on the parties for purposes of this Agreement. The provisions of Sections 1.05(d)(ii) and (iii) shall apply mutatis mutandis to the review, objection and dispute resolution process in respect of each Contingent Payment Statement and Contingent Payment.

(g) During the period commencing on any Contingent Payment Date on which a Contingent Payment is required to be made under this Section 1.06 and ending on the date such Contingent Payment is actually made by Buyer to the Stockholder Representative for the account of the Stockholders, such payment shall bear interest at a rate per annum equal to the Prime Rate; provided, however, that if Buyer proposes to exercise its right to set off any Buyer Losses against all or any part of a Contingent Payment, but it is subsequently determined, by agreement of the parties or by a court of competent jurisdiction, that Buyer is not entitled to recover such Buyer Losses from the Stockholders pursuant to Article VIII, the rate of interest provided for in this Section 1.06(g) shall be 10% per annum. Any interest accrued on any Contingent Payments shall be due and payable upon demand by the Stockholder Representative.

(h) In the event that during the period between the Effective Time and the end of the Contingent Payment Period there occurs a Combined Business Disposition, then Buyer shall promptly pay to the Stockholder Representative the Maximum Contingent Amount, minus the total amount of Contingent Payment previously made by Buyer pursuant to this Section 1.06. Buyer shall promptly notify the Stockholder Representative in writing promptly after the approval by the Board of Directors of Buyer of any transaction that, if consummated, would constitute a Combined Business Disposition.

(i) Buyer agrees that its obligation to make the Contingent Payment in accordance with and subject to the terms of this Section 1.06 is unconditional and, except as explicitly set forth in this Agreement, shall not be subject to any defense, counterclaim or right of offset of any kind.

(j) As used in this Agreement:

(i) “Base Factor” shall mean for the Contingent Payment Period the result obtained by dividing (A) the amount by which the total Synergies realized from the Closing Date through the date that is 45 days prior to the applicable Contingent Payment Date exceeds $4,000,000 by (B) $4,000,000.

(ii) “Combined Business” shall mean (i) the Business of the Company and (ii) the Leadership & Talent Consulting division of Buyer.

(iii) “Combined Business Disposition” means any sale or other transfer or disposition, in one or more transactions, to any Person other than Buyer or one or more of its Subsidiaries, of (A) all or substantially all of the assets comprising the Surviving Corporation or the Combined Business, (B) at least 50% of the capital stock in the Surviving Corporation (whether by a sale of equity or debt securities, a merger, consolidation, or contribution to a joint venture) or (C) exclusive license, lease or other similar transaction accomplishing a transfer of the exclusive right to market and sell all or substantially all of the products or services of the Combined Business; provided, however, that a sale or other disposition of all or substantially all of outstanding equity interests in the Buyer (whether through a stock sale, merger or otherwise) will not be deemed to constitute a Combined Business Disposition.

(iv) “Contingent Payment Period” shall mean the eighteen-month period commencing at the Closing Date.

(v) “Synergies” shall mean, for the Contingent Payment Period, the sum of the reduction in ongoing operating expenses of the Combined Business for the Contingent Payment Period resulting from the actions described in Schedule 1.06(b)(i) or Schedule 1.06(b)(ii).

1.07 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Subsidiary, the Company or the Stockholders, the manner and basis of converting the shares of stock of each of the Company and Merger Subsidiary shall be as follows:

(a) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any shares of Common Stock to be cancelled pursuant to Section 1.07(c)) shall be cancelled and converted into the right to receive an amount equal to the portion of the Merger Consideration in accordance with the Stockholder Allocation subject to the Stockholder Representative Agreement and as specified in this Agreement and the Escrow Agreement.

(b) Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one fully paid and nonassessable share of Voting Common Stock of the Surviving Corporation (“Surviving Corporation Common Stock”), which shall constitute the only issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time. From and after the Effective Time, each outstanding certificate previously representing shares of common stock of Merger Subsidiary shall be deemed for all purposes to evidence ownership and to represent the same number of shares of Surviving Corporation common stock.

(c) Each share of Common Stock, if any, held of record by Buyer, Merger Subsidiary or any other direct or indirect wholly owned subsidiary of Buyer or the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist, and no payment shall be made with respect thereto.

1.08 Payment for Shares.

(a) Before, at, or after the Effective Time, each Stockholder may deliver an executed letter of transmittal, in substantially the form attached hereto as Exhibit B (the “Letter of Transmittal”), to Buyer, which Letter of Transmittal shall contain, among other things, representations and warranties regarding such Stockholder’s ownership and due authorization with respect to the Common Stock and an appropriate IRS Form W-9 or W-8. Until a Stockholder has delivered an executed Letter of Transmittal, no cash shall be paid to such Stockholder. Upon receipt of a Letter of Transmittal from a Stockholder, but in no event prior to the Effective Time, Buyer shall pay by wire transfer of immediately available funds to such Stockholder the Stockholder’s respective portion of the Preliminary Fixed Merger Consideration, which shall be determined for each Stockholder, by multiplying the Preliminary Fixed Merger Consideration by a quotient equal to (i) the aggregate number of shares of Common Stock held by such Stockholder on the Closing Date, divided by, (ii) the total number of outstanding shares of Common Stock held by all Stockholders on the Closing Date (such quotient, for each Stockholder, the “Stockholder Allocation”), less the respective Stockholder Allocation of the Escrow Amount, which amount shall be payable to such Stockholder by the Escrow Agent via the Stockholder Representative at such time as such amounts are distributable pursuant to the terms and conditions of the Escrow Agreement, Section 8.05, and the Stockholder Representative Agreement.

(b) Buyer shall deliver to the Escrow Agent, at the Effective Time, the Escrow Amount to be held by the Escrow Agent, subject to the terms and conditions of the Escrow Agreement.

(c) No interest shall accrue or be payable with respect to any amounts which a holder of shares of Common Stock shall be so entitled to receive.

(d) Buyer shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts, if any, as may be required to be deducted or withheld therefrom under any provision of law and shall thereafter timely pay all such amounts so deducted or withheld to the proper Governmental Authorities, as required under applicable law and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable. Any such amounts withheld or deducted from the purchase price payable pursuant to this Agreement shall be treated for all purposes of this Agreement as having been paid to the relevant Person.

1.09 No Further Rights or Transfers. At the Effective Time, all shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and cease to exist, and each holder of shares of Common Stock issued and outstanding immediately prior to the Effective Time shall cease to have any rights as a stockholder with respect to such shares of Common Stock, except for the right to receive the payment provided pursuant to this Article I hereof. No transfer of shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

ARTICLE II.

CLOSING

2.01 Generally. Subject to the fulfillment or waiver of the conditions precedent set forth in Article VI hereof and unless this Agreement is terminated pursuant to the provisions set forth in Article VII hereof, the closing (the “Closing”) of the transactions contemplated hereby shall occur on December 31, 2012, or on such other date as Buyer and the Company may mutually agree (the “Closing Date”). The Closing shall be effective at the Effective Time. The Closing shall be held at the offices of Morrison & Foerster LLP, 555 West Fifth Street, 35th Floor, Los Angeles, California 90013, by the electronic exchange of documents and funds (or at such other place as Buyer and the Company may mutually agree).

2.02 Filing of Certificate of Merger. Subject to the provisions of Article VI and Article VII hereof, at the Closing, the Company and Merger Subsidiary shall cause the Certificate of Merger to be filed as provided in Section 1.02 hereof and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Subsidiary that, except as set forth in the Disclosure Schedule delivered by the Company to Buyer (the “Disclosure Schedule”), on the date hereof and as of the Closing Date:

3.01 Incorporation; Power and Authority. The Company and each of its Subsidiaries (such entities are each referred to herein as a “Company Entity” and collectively, with the Company, as the “Company Entities”) is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Company Entity has the power and authority necessary to own and operate its properties and to carry on its Business as currently conducted. Each Company Entity is qualified to do business as a foreign corporation in each jurisdiction in which such qualification is required, except for those jurisdictions in which the failure to be so qualified would not, individually or in the aggregate, result in a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean a Material Adverse Effect with respect to the Company Entities taken as a whole.

3.02 Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance by the Company of this Agreement, the Escrow Agreement, the Certificate of Merger and the Pre-Signing Agreements (together, the “Transaction Documents”) have been duly and validly authorized by all necessary corporate action. Each Transaction Document to which the Company is or shall become a party, when executed and delivered by or on behalf of the Company and all other parties thereto, shall constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium, arrangement, fraudulent transfer or other similar law affecting creditors’ rights generally, and subject to the principles of equity (the “Enforceability Exception”).

3.03 No Breach. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby will not: (i) conflict with or result in any breach of any provision of the charter or bylaws of the Company, or (ii) conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any charge, claim, condition, equitable interest, lien, option, pledge, mortgage, security interest, right of first refusal or other lien or encumbrance of any kind (each an “Encumbrance”) upon any assets of any Company Entity under the provisions of any Material Contract, or any law, statute, rule or regulation or order, judgment or decree, in each case, other than pursuant to the HSR Act and the Other Antitrust Regulations, to which any Company Entity is subject, except in the case of clause (ii) above for those conflicts, breaches, defaults, violations, Encumbrances or other circumstances that would not, individually or in the aggregate, constitute or reasonably be expected to constitute a Company Material Adverse Effect.

3.04 Governmental Authorities; Consents. Except as set forth in the next sentence, no Company Entity is required to submit any notice, report or other filing with any United States or foreign, federal, state, provincial or local governmental, regulatory or administrative authority, agency or commission (each, a “Governmental Authority”) or any other party or individual, corporation, partnership, association, limited liability company, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) (each a “Person”) in connection with the execution or delivery of any Transaction Document or the consummation of the transactions contemplated hereby. No consent, approval, exemption, authorization or other action by any Governmental

Authority or any other Person is required to be obtained by any Company Entity in connection with the execution, delivery and performance of any Transaction Document or the transactions contemplated hereby, except for (a) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the Other Antitrust Regulations, (b) the filing of the Certificate of Merger pursuant to the DGCL, (c) the consents required from the other parties to the Material Contracts as set forth in Section 3.04 of the Disclosure Schedule (“Material Contracts Third Party Consents”), (d) the consents required from the other parties to the Leases as set forth in Section 3.04 of the Disclosure Schedule (“Lease Consents”), (e) the consents required from any foreign Governmental Authority as set forth in Section 3.04 of the Disclosure Schedule (“Foreign Consents”) and (f) consents, approvals, exemptions, authorizations, filings or notifications other than those set forth in clauses (a)-(e) above where the failure to obtain such consents, approvals, exemptions or authorizations, or to make such filings or notifications, would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.05 Subsidiaries. Except for the subsidiaries set forth in Section 3.05 of the Disclosure Schedule (the “Subsidiaries”), the Company does not own, directly or indirectly, any stock, partnership interest, joint venture interest or any other security or ownership interest issued by any corporation, partnership, limited liability company or other legal entity. All issued and outstanding shares of capital stock of each Company Entity (other than the Company) are owned by the Company, either directly or through one or more other Company Entities, free and clear of all Encumbrances. For each Company Entity, Section 3.05 of the Disclosure Schedule shows the equity interests owned by any Company Entity and the percentage of the outstanding equity interests so owned. All of the outstanding shares of capital stock of each Company Entity (other than the Company) have been duly authorized and validly issued, and are fully paid and nonassessable.

3.06 Capital Stock. The authorized capital stock of the Company consists of 300,000 shares of Common Stock par value $0.01 per share, consisting of 250,000 shares designated Voting Common Stock, and 50,000 shares designated Class B Non-Voting Common Stock. As of the date hereof, 136,396 shares of Voting Common Stock and 100 shares of Class B Non-Voting Common Stock are issued and outstanding, which shares of Common Stock are held beneficially and of record by the Stockholders, as set forth on Section 3.06 of the Disclosure Schedule in the amounts set forth opposite such Stockholder’s name. All of such outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no other equity securities or securities containing any equity features authorized, issued or outstanding. There are no agreements or other rights or arrangements existing which provide for the sale or issuance of capital stock by the Company and there are no rights, subscriptions, warrants, options, conversion rights or agreements of any kind outstanding to purchase or otherwise acquire from the Company any shares of capital stock or other securities of the Company of any kind. Except as set forth on Section 3.06 of the Disclosure Schedule, there are no agreements or other obligations (contingent or otherwise) which may require the Company to repurchase or otherwise acquire any shares of its capital stock.

3.07 Financial Statements; Books and Records.

(a) The Company has delivered to Buyer copies of (i) the unaudited consolidated balance sheet, as of October 31, 2012 of the Company and its consolidated Subsidiaries (the “Latest Balance Sheet”) and the unaudited consolidated statements of operations, earnings, income and cash flows of the Company and its consolidated Subsidiaries for the seven-month fiscal period ended October 31, 2012 (such statements and the Latest Balance Sheet being herein referred to as the “Latest Financial Statements”) and (ii) the audited consolidated balance sheets, as of March 31, 2012 and March 31, 2011, of the Company and its consolidated Subsidiaries and the audited consolidated statements of operations, earnings, income and cash flows of the Company and its consolidated Subsidiaries for the fiscal years ended March 31, 2012 and March 31, 2011 (collectively, the “Annual Financial Statements”). The Latest Financial Statements and the Annual Financial Statements were prepared in accordance with the books of account and other financial records of the Company, and present fairly, in all material respects, the financial condition of the Company on a consolidated basis as of the dates thereof and the consolidated results of operations for the periods referred to therein. The Annual Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated. The Latest Financial Statements have been prepared in accordance with GAAP applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data which are required to be prepared in accordance with GAAP) consistently with the Annual Financial Statements, subject to normal year-end adjustments.

(b) The books of financial accounts of the Company are complete and correct in all material respects and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

3.08 Absence of Undisclosed Liabilities.

(a) As of the date hereof, no Company Entity has liabilities or obligations, individually or in the aggregate, except (i) for liabilities or obligations reflected or expressly reserved against in the Latest Balance Sheet, (ii) for liabilities or obligations incurred in the ordinary course of business and consistent with past practice since the date of the Latest Balance Sheet, (iii) as otherwise disclosed in Section 3.08 of the Disclosure Schedule, or (iv) for liabilities of the type not required to be reflected as liabilities on a balance sheet prepared in accordance with GAAP.

(b) Notwithstanding the provisions of Section 3.08(a), Section 3.08 of the Disclosure Schedule sets forth in reasonable detail a description of each of the liabilities referred to in Section 3.08(a) (iv) in excess of $50,000.00 as of the date hereof (other than liabilities arising out of the performance by the Company or its Subsidiaries of their duties and obligations under agreements or commitments entered into in the ordinary course of business for the purchase by the Company or any of its Subsidiaries of machinery, equipment, other personal property or services).

3.09 Absence of Certain Changes. Since the date of the Latest Balance Sheet:

(a) as of the date hereof, there has been no change, effect or circumstance affecting any Company Entity that has had a Company Material Adverse Effect;

(b) as of the date hereof, the Company Entities, taken as a whole, have not sold, leased, transferred or assigned any material assets, tangible or intangible, other than in the ordinary course of business;

(c) no Company Entity has entered into any agreement or contract (i) for the sale of products or services, in each case, which involves a sum in excess of $500,000 on an annual basis or (ii) for the purchase of products or services, in each case, which involves a sum in excess of $100,000 on an annual basis;

(d) no Company Entity has accelerated, suspended, terminated or canceled any agreement or contract (i) for the sale of products or services, in each case, which involves a sum in excess of $250,000 on an annual basis or (ii) for the purchase of products or services, in each case, which involves a sum in excess of $100,000 on an annual basis;

(e) no Company Entity has made any capital expenditure (or series of related capital expenditures), or commitments or undertakings therefor, involving more than $250,000 individually or $500,000 in the aggregate (with respect to such series);

(f) no Company Entity has acquired any interest (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) in any Person;

(g) no Company Entity has issued any note, bond or other debt security or guaranteed any indebtedness for borrowed money (excluding advances on existing credit facilities) in excess of $100,000 individually or $250,000 in the aggregate;

(h) no Company Entity has canceled, compromised, waived or released any material right or claim (or series of related material rights or claims);

(i) no Company Entity has granted any license or sublicense of any rights under or with respect to any Intellectual Property or sold, assigned or transferred (including, without limitation, transfers to employees, affiliates or Stockholders, but excluding non-exclusive licenses of Intellectual Property made to the Company Entities’ customers in the ordinary course of business for consideration not in excess of $50,000 on an annual basis) any Intellectual Property;

(j) there has been no change made or authorized in the charter, bylaws or similar organizational documents, of any Company Entity;

(k) no Company Entity has issued, sold or otherwise disposed of any of its capital stock or equity interests, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or equity interests;

(l) as of the date hereof, no Company Entity has experienced any theft, damage, destruction or loss (whether or not covered by insurance) to any of its tangible property having a net book value in excess of $150,000 individually or $300,000 in the aggregate;

(m) no Company Entity has entered into any collective bargaining agreement or modified the terms of any such existing agreement;

(n) no Company Entity has granted any increase in the base compensation or made any other change in employment terms of any of its directors or officers, or to any of its employees outside the ordinary course of business;

(o) no Company Entity has adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plan, contract or commitment for the benefit of any of its directors, officers or employees (or taken any such action with respect to any other plan), other than scheduled increases for employees consistent with past practice or as required by law;

(p) as of the date hereof, no Company Entity has discharged or satisfied any Encumbrance or paid any liability (excluding payments on existing credit facilities), in each case with a value in excess of $150,000 individually or $300,000 in the aggregate, other than current liabilities paid in the ordinary course of business;

(q) the Company has not made any change in accounting principles or practices from those utilized in the preparation of the Annual Financial Statements, except as required by GAAP or applicable law;

(r) no Company Entity has made, amended, or revoked any material election relating to Taxes; adopted or changed any accounting method relating to Taxes; filed any amended Tax Return; entered into any Tax sharing, Tax allocation, Tax indemnity or similar agreement; entered into any closing agreement relating to Taxes; settled or compromised any claim or assessment relating to Taxes; or consented to any extension or waiver of the limitations period applicable to any Taxes or Tax Returns; and

(s) no Company Entity has committed to take any of the actions described in this Section 3.09; provided, however, that this shall be true only as of the date hereof with respect to actions described in subsections of this Section 3.09 which begin with the phrase “as of the date hereof”.

3.10 Title to Properties.

(a) Section 3.10(a) of the Disclosure Schedule sets forth the address of each parcel of real property owned by each Company Entity (the “Owned Real Property”). With respect to each parcel of Owned Real Property, the identified Company Entity has valid title in fee simple, subject to no Encumbrances other than Permitted Encumbrances. No Company Entity has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property. Other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof.

(b) Section 3.10(b) of the Disclosure Schedule contains a list of all leases, subleases, licenses or other agreements as of the date hereof (collectively, the “Leases”) under which a Company Entity uses or occupies or has the right to use or occupy, now or in the future, any real property (the land, buildings and other improvements covered by the Leases being herein called the “Leased Real Property”), and sets forth the date of and parties to each Lease, the date of and parties to each amendment, modification and supplement thereto and any guaranty thereof, the term thereof and the annual rent, additional rent, operating expenses and real property taxes payable thereunder during the Company’s last fiscal year. All of the land, buildings, structures and other improvements used by any Company Entity in the conduct of the Business are included in the Owned Real Property and the Leased Real Property (collectively, the “Real Property”).

(c) To the knowledge of the Company, except as set forth on Section 3.10(c) of the Disclosure Schedule, the Leased Real Property is not subject to any ground lease, master lease, mortgage, deed of trust or other Encumbrance that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease. To the knowledge of the Company, there are no improvements made or contemplated to be made by any Governmental Authority, the costs of which are to be assessed as special Taxes or charges against any of the Leased Real Property, and there are no present assessments.

(d) As of the date hereof, the Leases are in full force and effect, and a Company Entity holds a valid and existing leasehold interest under the Leases for the respective term set forth in Section 3.10(b) of the Disclosure Schedule. As of the date hereof, no Company Entity has received a written notice stating that it is in material default under any Lease and, to the knowledge of the Company, it has not received any oral or written notice stating in substance or effect that it is or will be in material default under any Lease. No Company Entity is in material default under any Lease.

(e) A Company Entity owns good and marketable title to each of the material tangible personal property reflected on the Latest Balance Sheet or acquired since the date thereof, free of all Encumbrances other than Permitted Encumbrances, except for tangible personal property disposed of since the date of the Latest Balance Sheet in the ordinary course of business. All of the buildings, machinery, material equipment and other material tangible personal property necessary for the conduct of the Business are, taken as a whole, in good condition and repair in all material respects, ordinary wear and tear excepted. Each Company Entity is in compliance in all material respects with all applicable laws pertaining to building codes and zoning codes. For avoidance of doubt, the term “tangible personal property” as used in this Section 3.10(e) does not include any Company Intellectual Property.

(f) For purposes of this Agreement, “Permitted Encumbrances” means (i) liens for Taxes (as defined in Section 3.11(m) below) or assessments and similar charges, which either are (A) not delinquent or (B) being contested in good faith by any Company Entity, in each case only so long as the amount of the Taxes subject to such liens have been accrued on the Latest Balance Sheet or are part of the Working Capital Adjustment, (ii) mechanics’, materialmen’s or contractors’ liens or encumbrances or any similar statutory lien or restriction incurred in the ordinary course of business, but only so long as the amount subject to such liens has been accrued on the Latest Balance Sheet or is part of the Working Capital Adjustment (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Real Property which are not violated by the current use and operation of the Real Property, (iv) covenants, conditions, restrictions, easements, charges, restrictions and Encumbrances which do not materially detract from, materially diminish the value of or materially interfere with the present use of the affected property, (v) Encumbrances in respect of easements, permits, licenses, rights-of-way, restrictive covenants or encroachments or irregularities in, and other similar exceptions to title, and any other conditions with respect to real property, that would be shown by a current survey, title report or other public record, (vi) any non-monetary Encumbrances that are set forth in the title reports (if and to the extent copies of such title reports, together with the underlying exception documents related thereto have been made available to Buyer) relating to any Company Entities’ interests in real property, (vii) such other imperfections in title and non-monetary Encumbrances that, individually or in the aggregate, do not materially interfere with the use or occupancy of the real property encumbered thereby, and (viii) liens and encumbrances consented to by Buyer.

3.11 Tax Matters.

(a) Each Company Entity has timely filed (or has had filed on its behalf) all material returns, declarations, reports, estimates, information returns, and statements, including schedules, supplements and attachments thereto (“Tax Returns”) that it was required to file in respect of any “Taxes” (as defined in subsection (m) below), all such Tax Returns are true, accurate and complete in all material respects and each Company Entity has timely paid all material Taxes required to be paid, whether or not shown on such Tax Returns, or has adequately provided for such Taxes on the Annual Financial Statements or the Latest Financial Statements.

(b) No Company Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There is no power of attorney granted with respect to Taxes relating to any Company Entity.

(c) As of the date hereof, no deficiency for any Taxes has been proposed, asserted or assessed against any Company Entity that has not been resolved and paid in full. As of the date hereof, except as set forth on Section 3.11(c) of the Disclosure Schedule, since January 1, 2009, there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Tax Returns of any Company Entity, nor is any such Tax audit or other proceeding pending or threatened (either in writing or, to the Knowledge of the Company, orally).

(d) Each Company Entity has complied in all material respects with all applicable laws relating to the withholding of Taxes and the payment thereof, and has timely and properly withheld from and paid all material Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party. Schedule 1.05(e)(ii) sets forth all income, employment and other withholding Taxes required to be withheld and deposited with any Governmental Authority in connection with the payment of the Management Incentive Payments. Each Company Entity is and has been in compliance, in all material respects, with all applicable labor and employment laws relating to the classification of personnel as employees or independent contractors.

(e) No Company Entity is currently the beneficiary of any extension of time within which to file any Tax Return.

(f) No Company Entity has received any written notice from a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that it is subject to taxation by that jurisdiction. No Company Entity has a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country. No Company Entity is a party to any joint venture, partnership or other agreement, contract or arrangement which could be treated as a partnership for federal income Tax purposes. No Company Entity has participated in an international boycott as defined in Section 999 of the Code.

(g) There are no Encumbrances for Taxes except for Permitted Encumbrances upon any of the assets of any Company Entity.

(h) No Company Entity has participated in any listed transaction as defined under Section 6011 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated under such Code section or any similar provision of state, local or foreign law.

(i) No Company Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) No Company Entity is party to any agreement, contract, arrangement or plan that has resulted in or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement including the Management Incentive Payment will not cause payments to be made that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(k) No Company Entity (i) is or has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of corporations the common parent of which is the Company (the “Affiliated Group”) or (ii) has liability for the Taxes of any Person, other than the Affiliated Group, under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(l) No Company Entity is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982. No Company Entity has agreed, nor is required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise. No Company Entity has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the 3-year period ending as of the date of this Agreement. No Company Entity is a “consenting corporation” under Section 341(f) of the Code. Each Company Entity is in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax orders of any Tax Authority to which it may be subject or which it may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance. No Company Entity has made an election under Section 108(i) of the Code.

(m) For purposes of this Agreement, the term (i) “Taxes” means all federal, state, local or foreign taxes, levies, fees imposts, duties, tariffs or other assessments in the nature of tax, together with any interest, penalties or additions imposed in connection therewith or with respect thereto, imposed by a Taxing Authority, including, without limitation, all net income, gross income, gross receipts, alternative minimum, add-on minimum, sales, use, ad valorem, value added, transfer, franchise, profits, license, service, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, and real or personal property, capital stock, registration, documentary, environmental, disability, taxes, and (ii) “Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

(n) Each Stockholder is a U.S. taxpayer.

(o) Notwithstanding any other provision of this Agreement, the Company makes no representation, and provides no warranties, regarding the net operating losses of the Company Entities or regarding the amount, availability or useability of any net operating losses of the Company Entities for any Tax period, including (but not limited to) under the provisions of Sections 382, 383 and 384 of the Code, the Treasury Regulations applicable to affiliated groups filing consolidated federal income Tax returns, or under any other provisions of Tax law.

3.12 Contracts.

(a) Section 3.12 of the Disclosure Schedule lists the following written agreements to which any Company Entity is a party or by which any Company Entity is bound, which are in effect as of the date hereof (each, a “Material Contract”):

(i) collective bargaining agreement or contract with any labor union;

(ii) contract for the employment of any officer, individual employee or other individual on a full-time or consulting basis: (A) providing annual cash or other compensation in excess of $200,000, (B) providing for the payment of cash or other compensation upon the consummation of the transactions contemplated by this Agreement, or (C) otherwise restricting its ability to terminate the employment of any managerial employee following the Closing for any lawful reason or for no reason without penalty or liability;

(iii) contract, agreement or understanding relating to the voting of Common Stock or the election of directors of the Company;

(iv) agreement or indenture relating to the borrowing of money or to mortgaging or pledging any material assets of any Company Entity;

(v) guaranty of any obligation for borrowed money or otherwise;

(vi) lease or agreement under which it is lessee of, or holds or operates any personal property, owned by any other party, for which the annual rental exceeds $100,000;

(vii) lease or agreement under which it is a lessor of, or permits any third party to hold or operate, any personal property for which the annual rental exceeds $100,000;

(viii) contract that prohibits any Company Entity from freely engaging in business anywhere in the world;

(ix) contract for the sale of products or services, in each case, which involves a sum in excess of $ 250,000 on an annual basis;

(x) contract for the purchase of products or services, in each case, which involves a sum in excess of $100,000 on an annual basis;

(xi) contract providing for the payment or receipt of royalties by any Company Entity in connection with the Intellectual Property in a sum in excess of $50,000 annually;

(xii) contract or commitment for capital expenditures with a remaining amount to be paid in excess of $250,000;

(xiii) agreement for the sale of any material assets of the Business, other than in the ordinary course of business; and

(xiv) all contracts between a Company Entity, on the one hand, and any Stockholder or any entity affiliated with a Stockholder.

(b) Each Company Entity has performed all material obligations required to be performed by it in connection with the contracts disclosed in Section 3.12 of the Disclosure Schedule and, as of the date hereof, is not in receipt of any written notice of material default by any Company Entity and, to the knowledge of each Company Entity, as of the date hereof, it has not received any written or oral notice asserting any such material default, under any contract or commitment disclosed under such caption. As of the date hereof, all of the covenants to be performed by any other party to a Material Contract, to the knowledge of each Company Entity, have been performed in all material respects. All contracts set forth on Section 3.12 of the Disclosure Schedule are valid and binding obligations of the identified Company Entity, enforceable in accordance with their terms, subject to the Enforceability Exception.

3.13 Intellectual Property Rights.

(a) For purposes of this Agreement, the term “Intellectual Property” means all intellectual property rights and related priority rights, arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention: (i) all patents and patent applications, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof; (ii) all trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof; (iii) all Internet domain names and applications, registrations, renewals and extensions thereof; (iv) all social media accounts and applications and registrations thereof, (v) all works of authorship, copyrights, moral rights and other rights associated with original works of authorship, and all registrations, applications, renewals, extensions and reversions thereof; (vi) all trade secrets; and (vii) to the extent not included in the forgoing, all proprietary designs, plans, specifications, technical information, trade secrets, know-how and other confidential proprietary information, and all other intellectual or industrial property rights and assets of any type or nature whatsoever, and rights (whether at law, in equity, or otherwise) to use or otherwise exploit any of the foregoing.

(b) For purposes of this Agreement, the term “Registered Intellectual Property” means all Intellectual Property that is owned by, or per current official records held in the name of, a Company Entity and that is the subject of a pending patent application or issued patent, pending trademark (or service mark)

application or trademark (or service mark) registration, registered copyright, registered domain name, or registered social media account.

(c) For the purposes of this Agreement, the term “Company Intellectual Property” means, as of the date hereof: (i) all Registered Intellectual Property; (ii) all unregistered trademarks, trade names, and corporate names owned by any Company Entity and used in the ownership, operation and/or conduct of the Business of any Company Entity; and (iii) all other Intellectual Property owned by any Company Entity and used in the ownership, operation and/or conduct of the Business, provided that moral rights are included solely to the extent such rights have been lawfully waived and/or assigned to any Company Entity.

(d) Section 3.13(d)(i) of the Disclosure Schedule sets forth a complete list of all Registered Intellectual Property and includes registration details, status, and owner names. Section 3.13(d)(ii) of the Disclosure Schedule sets forth: (A) unregistered trademarks used by any Company Entity; (B) material unregistered copyrights owned by any Company Entity and identified by general categories, with reasonably specific detail, only; and (C) material products offered by any Company Entity that contain or incorporate trade secrets owned by any Company Entity.

(e) Section 3.13(e) of the Disclosure Schedule lists, as of the date hereof: (i) all Intellectual Property that has been licensed by any Company Entity to third parties (other than non-exclusive licenses of Intellectual Property made to the Company Entities’ customers in the ordinary course of business for consideration not in excess of $50,000 on an annual basis) (“Outbound Licensed Intellectual Property”), and (ii) all Intellectual Property which is licensed from third parties to any Company Entity (other than “shrink wrap” or other commercially available, off-the-shelf, off-the-cloud, or other non-customized software) and used in and material to the ownership, operation and/or conduct of the Business as currently conducted (“Inbound Licensed Intellectual Property”). A Company Entity has a valid right to use all Inbound Licensed Intellectual Property, with only such exceptions as would not reasonably be expected to interfere in any material respect with the conduct of the Business as now conducted. All Outbound Licensed Intellectual Property is the subject of written license agreements which are valid and enforceable, subject to the Enforceability Exceptions, and copies of all such written license agreements have been previously delivered to Buyer. Except as otherwise indicated in Section 3.13(e) of the Disclosure Schedule, all Inbound Licensed Intellectual Property is the subject of written license agreements which are valid and enforceable, subject to the Enforceability Exceptions, and copies of all such written license agreements have been previously delivered to Buyer.

(f) The Company Intellectual Property, together with the Inbound Licensed Intellectual Property as set forth in Section 3.13(e)(ii) of the Disclosure Schedule, constitutes all of the Intellectual Property used in the Business as conducted as of the date hereof or during the last two (2) years.

(g) Except as set forth in Section 3.13(g) of the Disclosure Schedule, since January 1, 2010: (i) as of the date hereof no Company Entity has received any written notices of infringement, misappropriation or violation from any Person with respect to the use of any Intellectual Property by any Company Entity or challenging the validity or enforceability of any Registered Intellectual Property (other than office actions and other communications received from any Governmental Authority in the normal course of prosecuting applications for issuance or registration of any Registered Intellectual Property or any renewals or recordations thereof); (ii) to the Company’s knowledge, no Person is infringing, misappropriating or violating any Company Intellectual Property or the rights of any Company Entity in or to the Company Intellectual Property; (iii) neither the Company Intellectual Property nor the conduct of the Business as currently conducted infringes, misappropriates or violates any Intellectual Property of any Person, in any material respect; (iv) to the Company’s knowledge, the issuances and registrations included in the Registered Intellectual Property are valid and enforceable; and (v) as of the date hereof no Company Entity has received any written notices, and nor to the Company’s knowledge has there been threatened, any claim by any third party contesting the ownership or other right, title or interest of any Company Intellectual Property Right. Unregistered trademarks included in Company Intellectual Property are excluded from (iii) above; provided, however, to the Company’s knowledge, no material unregistered trademarks used in the conduct of the Business as currently conducted infringes, misappropriates or violates any Intellectual Property of any Person in any material respect. Each Company Entity has taken commercially reasonable steps to protect the confidentiality of all material confidential information owned by the Company Entities.

(h) All current and former employees of a Company Entity who have created, derived, authored, developed, or otherwise generated any Intellectual Property did so within the scope of their employment with such Company Entity, or to the extent they had or have any right, title or interest in such Intellectual Property, all such right, title or interest has been duly and validly assigned to the applicable Company Entity. The employees listed in Section 3.13(h) of the Disclosure Schedule are subject to a written agreement pursuant to which such persons (i) acknowledge and agree that their work product is a work made for hire, and (ii) to the extent they had or have any right, title, or interest in or to any Intellectual Property created, derived, authored, developed, or otherwise generated within the scope of their employment with a Company Entity, they have duly and validly assigned to the applicable Company Entity all such right, title, or interest. All independent contractors who have created, derived, authored, developed, or otherwise generated any Intellectual Property within the scope of their engagement with a Company Entity have executed and delivered to the applicable Company Entity a written agreement pursuant to which such persons (i) acknowledge that such Company Entity owns all right, title or interest in or to any Intellectual Property generated in the scope of their engagement, and (ii) to the extent they had or have any such right, title or interest, they have duly and validly assigned to the applicable Company Entity all such right, title, or interest.

(i) As of the date hereof, none of the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related computer systems or software that are used or relied on by the Company Entities in the conduct of their business has experienced material failures, breakdowns or continued substandard performance in the past twelve (12) months that has caused substantial disruption or substantial interruption in the Company Entities’ use thereof.

(j) Section 3.13(j) of the Disclosure Schedule lists any agreements entered into by any Company Entity within the last four (4) years, or relating to the ePredix, Inc. transaction in 2002, through which any Company Entity has sold to a third party what would have constituted Company Intellectual Property at the time of the agreement with the third party. To the extent any such Intellectual Property now constitutes Inbound Licensed Intellectual Property, the details of the governing agreements are disclosed on Section 3.13(e)(ii) of the Disclosure Schedule.

(k) Except as set forth in Section 3.13(k) of the Disclosure Schedule, no Company Entity is subject to any contract, agreement or other arrangement, in each case pursuant to which the Company is entitled to receive payments equal to or in excess of $50,000 annually, that restricts the Company’s use, transfer, delivery or licensing of Company Intellectual Property (or any tangible embodiment thereof).

(l) Section 3.13(l) of the Disclosure Schedule lists all software distributed as “open source software” or under a similar licensing or distribution model (“Open Source Software”) that has been incorporated into or used in the delivery of any product or service of the Company Entities in any way. None of any Company Entity’s systems and applications that use Open Source Software are distributed directly to clients of any Company Entity or installed on client systems. No Company Entity has used Open Source Software in any manner that would or could (i) require the disclosure or distribution in source code form, or the licensing, of any Company Intellectual Property, or (ii) create, or purport to create, obligations with respect to Company Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property. With respect to any Open Source Software that is or has been used by any Company Entity in any way, the Company Entities have been and are in compliance with all applicable licenses with respect thereto.

(m) Section 3.13(m) of the Disclosure Schedule sets forth a current list of known software defects maintained by its development or quality control groups with respect to the products and services of the Company Entities. The Company has employed efforts consistent with reasonable industry standards intended to ensure that all products and services of the Company Entities (and all parts thereof) and the technology used to deliver such products and services are free of any and all software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such products and services (or parts thereof), the technology used to deliver such products and services, or data or other software of users.

3.14 Litigation. As of the date hereof, except as disclosed on Section 3.14 of the Disclosure Schedule there are no actions, suits, proceedings, orders or investigations issued or pending or, to the knowledge of the Company, threatened, against any Company Entity, either at law or in equity.

3.15 Employees.

(a) Except as disclosed on Section 3.12 of the Disclosure Schedule, there are no (i) collective bargaining agreements or other labor agreements (as defined in the National Labor Relations Act (the “NLRA”)) relating to any Company Entity or covering any employee to which any Company Entity is a party or by which it is bound; (ii) unfair labor practice (as defined in the NLRA) complaints against any Company Entity, pending before the National Labor Relations Board or any state or local agency with respect to the operation of the Business; or (iii) pending labor strikes or other material labor troubles affecting the Business. No Company Entity has experienced any labor strike, slowdown, or work stoppage from labor troubles involving its employees within the past two years.

(b) Each Company Entity is, and since January 1, 2010, has been in compliance, in all material respects, with all applicable laws relating to employment and employment practices, including, but not limited to, the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) (“OSHA”), those laws relating to the calculation and payment of wages, equal employment opportunity (including, but not limited to, laws prohibiting discrimination and/or harassment on the basis of race, national origin, religion, gender, disability, age, workers’ compensation, or any other protected classification), affirmative action, and other hiring practices, immigration, workers’ compensation, unemployment and the payment of social security and other taxes.

(c) As of the date hereof, there are no workers’ compensation claims pending against any Company Entity.

(d) To the Company’s knowledge, no executive officer of any Company Entity is subject to any secrecy, confidentiality, or noncompetition agreement or any other agreement or restriction of any kind, in each case, for the benefit of a third party, that would materially interfere with the furtherance of the Business.

(e) To the Company’s knowledge, each employee of the Company Entities that works in the United States and who was hired in the past five years has completed and the Company has retained an Employment Eligibility Verification Form I-9 in accordance with the applicable rules and regulations, and no Company Entity has: (i) a non-immigrant employee whose status would terminate or otherwise be affected by consummating the transactions contemplated by this Agreement or (ii) an alien who is authorized to work in the United States on non-immigrant status.

(f) Since January 1, 2010, no Company Entity has effected a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment of a facility of any Company Entity, or a “mass lay off” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of a facility of any Company Entity.

(g) Section 3.15(g) of the Disclosure Schedule lists the name of each non-salaried employee of the Company Entities whose wages are expected to exceed $200,000 in 2012, shows each such employee’s wage rate, date of employment and position, and states the total number of employees of each Company Entity, in all cases, as of October 31, 2012. Section 3.15(g) of the Disclosure Schedule also lists each current salaried employee of the Company Entities as of October 31, 2012 whose salary is expected to exceed $200,000 in 2012 and shows for each such salaried employee his or her weekly salary, any other compensation payable (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), his or her date of employment and his or her position.

(h) Section 3.15(h) of the Disclosure Schedule sets forth a list of all employees of the Company Entities who, as of the date hereof, hold a temporary work authorization, including without limitation H-1B, F-1 or J-1 visas or work authorizations (the “Work Permits”), setting forth the name of each such employee, the type of Work Permit for each such employee and the length of time, as of the date hereof, remaining on each such Work Permit. With respect to each Work Permit, all of the information that the Company Entities provided to the Department of Homeland Security, Citizenship and Immigration Services (the “CIS”) in the application for such Work Permit was, to the Company’s knowledge, true and complete at the time of filing. The Company Entities have received the appropriate notice of approval from the CIS with respect to each such Work Permit.

(i) Notwithstanding anything in this Agreement to the contrary, and except for the labor and employment contracts disclosed on Section 3.12 of the Disclosure Schedule and the last section of 3.11(d), all representations and warranties regarding the Company Entities’ compliance with labor and employment Laws are limited to those representations and warranties set forth in this Section 3.15.

3.16 Employee Benefit Plans.

(a) With respect to all employees of the Company Entities and all dependents and beneficiaries of such employees, except as set forth in Section 3.16(a) of the Disclosure Schedule, no Company Entity maintains or contributes to any: (i) nonqualified deferred compensation or retirement plans, contracts or arrangements, including any incentive compensation or bonus plans or arrangements; (ii) qualified defined contribution plans (as defined in Section 3(34) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or Section 414(i) of the Code; (iii) qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code); and (iv) employee welfare benefit plans (as defined in Section 3(1) of ERISA).

(b) All employee benefit plans (as defined in Section 3(3) of ERISA) which any Company Entity currently maintains or to which any Company Entity currently contributes (collectively, the “Plans”) comply in all material respects with the applicable requirements of ERISA and the Code. With respect to the Plans, to the knowledge of the Company: (i) all required contributions which are due as of the date of this Agreement have been made and a proper accrual has been made for all contributions due in the current fiscal year; (ii) there are no actions, suits or claims pending, in each case, of a material nature, other than routine uncontested claims for benefits; and (iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code).

(c) As of the date hereof, the Company has made available to Buyer true and complete copies of: (i) the most recent determination letter, if any, received by any Company Entity from the Internal Revenue Service regarding any of the Plans intended to qualify under Section 401(a) of the Code which any Company Entity maintains or to which any Company Entity contributes, and any amendment to any Plan made subsequent to any Plan amendments covered by any such determination letter; and (ii) the most recent Form 5500 annual report for each of the Plans requiring the filing of such report.

(d) Each nonqualified deferred compensation or retirement plans, including any incentive compensation or bonus plans or arrangements or other contract, plan, program, arrangement or agreement benefitting any employee of any Company Entity that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) (a “Company Benefit Plan”) has been at all times in compliance with Section 409A of the Code, its Treasury regulations, and any administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Company Benefit Plan or other contract, plan, program, agreement, or arrangement. Neither the Company, nor any subsidiary to the Company, is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(e) Immediately following the Closing, the Surviving Corporation and all of its subsidiaries will (X) except for the German and Japanese Benefit Plans and the Benefit Liabilities which have not been terminated pursuant to a Benefit Payment Notice in accordance with Section 1.05(e)(iv), have no pension plans, deferred compensation plans or deferred bonus plans, or any obligations pertaining to the funding, payment of benefits or termination of any such plans, and (Y) have no obligations to pay any bonuses, change of control or other special payments to current or former officers, directors, employees, independent contractors or stockholders of the Company based upon the consummation of the Merger.

3.17 Insurance. Section 3.17 of the Disclosure Schedule lists each insurance policy maintained by any Company Entity with respect to the properties, assets and operations of each Company Entity and sets forth the date of expiration of each such insurance policy. All of such insurance policies are in full force and effect except as set forth on Section 3.17 of the Disclosure Schedule. The Company has complied in all material respects with each of such insurance policies.

3.18 Permits and Compliance with Laws. (a) To the knowledge of the Company, each Company Entity has, in full force and effect, all material required licenses, permits and certificates, from federal, state, and local authorities necessary to conduct its business and own and operate its properties (other than Environmental, Health and Safety Permits) (collectively, the “Permits”).

All of the Company Entities are in compliance with all laws, rules and regulations applicable to their respective business, operations or assets except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect. Since the date of the Latest Balance Sheet and as of the date hereof, no Company Entity has been cited, fined or, to the Company’s knowledge, otherwise notified in writing of any material failure to comply with any laws, rules and regulations that have not been paid or cured. Each Company Entity has complied with all unclaimed property, escheat and similar laws.

3.19 Environmental Matters.

(a) As used in this Section 3.19, the following terms shall have the following meanings:

(i) “Environmental, Health and Safety Laws” means all applicable legal requirements, including applicable federal, state and local laws, rules and regulations, in effect as of the date of this Agreement relating to pollution, contamination, protection of the environment, Hazardous Materials or human health and safety.

(ii) “Hazardous Materials” means any toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Environmental, Health and Safety Laws relating to such substance.

(iii) “Release” shall mean the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or other release of any Hazardous Material.

(b) Each Company Entity is in compliance in all respects with all applicable Environmental, Health and Safety Laws. Since January 1, 2009, each Company Entity has operated in compliance in all respects with Environmental, Health and Safety Laws at the Leased Real Property.

(c) Each Company Entity has obtained, and maintained in full force and effect, all required environmental, health and safety permits, licenses, certificates of compliance, approvals and other authorizations necessary to conduct its business (collectively, the “Environmental, Health and Safety Permits”). To the knowledge of the Company, each Company Entity has conducted its business in compliance in all material respects with all terms and conditions of the Environmental, Health and Safety Permits.

(d) To the knowledge of the Company, during the past three years, the Company has filed all reports and notifications required to be filed under applicable Environmental, Health and Safety Laws.

(e) As of the date hereof, no Company Entity is a party to any pending or, to the knowledge of Company, threatened claim or proceeding alleging that any Company Entity is in violation of, or has liability under, any Environmental, Health and Safety Laws.

(f) As of the date hereof, no Company Entity is subject to any outstanding written orders with any Governmental Authority respecting any Release or threatened Release of a Hazardous Material.

(g) To the knowledge of the Company, no aboveground or underground storage tanks are located on or under the Owned Real Property.

(h) No parcel of Owned Real Property is listed on the United States Environmental Protection Agency National Priorities List of Hazardous Waste Sites, or, to the knowledge of the Company, any similar list, of hazardous waste sites maintained by any federal, state or local agency. No parcel of Owned Real Property is now being used (i) as a landfill, dump, or for other disposal, storage, transfer or handling of Hazardous Materials or (ii) for the dispensing of gasoline or other petroleum fuels, except in compliance in all material respects with applicable Environmental, Health and Safety Laws.

(i) Notwithstanding anything in this Agreement to the contrary, all representations and warranties regarding the Company Entities’ compliance with Environmental Health and Safety Laws are limited to those representations and warranties set forth in this Section 3.19.

3.20 Clients and Vendors. As of the date hereof, Section 3.20 of the Disclosure Schedule lists the top thirty clients of the Company based upon revenues during the Company’s 2012 fiscal year and each vendor of the Company that represented at least $500,000 in expenses during the Company’s 2012 fiscal year. As of the date hereof, no client or vendor listed on Section 3.20 of the Disclosure Schedule has notified the Company in writing that it will stop or materially decrease the rate of business done with any Company Entity.

3.21 Brokerage. No third party shall be entitled to receive any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, contract or agreement made by or on behalf of the Company or any other Company Entity for which Buyer or the Surviving Corporation is or could become liable or obligated.

3.22 Indebtedness.

(a) For purposes of this Agreement, the term “Indebtedness” means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption costs, make-whole payments, premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of any of the Company Entities for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which any of the Company Entities is responsible or liable, (ii) the principal portion of any leases of any of the Company Entities required to be capitalized in accordance with GAAP, (iii) all obligations of the type referred to in clauses (i) and (ii) of any Persons for the payment of which any of the Company Entities is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Encumbrance on any property or asset of any of the Company Entities (whether or not such obligation is assumed by any of the Company Entities).

(b) The Company Entities have no Indebtedness other than the Existing Debt.

3.23 Affiliated Transactions. Except as set forth on Section 3.23 of the Disclosure Schedule (and other than employment agreements or equity compensation related documents), no employee, officer, director, equityholder, member or Affiliate of any Company Entity, or to the Company’s knowledge, any individual in such employee’s, officer’s, director’s, equityholder’s or member’s immediate family or any of their respective Affiliates, is a party to or has an interest, direct or indirect, in any Material Contract or any Company Intellectual Property.

3.24 Accounts Receivable and WIP. Section 3.24 of the Disclosure Schedule sets forth a complete and accurate list of all accounts receivable and work in process of the Company Entities as of two Business Days prior to the date of this Agreement, which is complete and accurate in all material respects. As of the date hereof, all of the accounts receivable and work in process set forth in Section 3.24 of the Disclosure Schedule (i) have arisen in the ordinary course of business of the Company Entities; (ii) represent valid obligations due to the Company Entities, enforceable in accordance with their terms; and (iii) are not expected to be subject to any recoupments, set-offs or counterclaims (except for allowances for doubtful accounts as reflected on the Latest Balance Sheet). As of the date hereof, to the knowledge of the Company, there is no pending contest or dispute with respect to the amount or validity of any amount of any such account receivables.

3.25 Data Protection and Privacy.

(a) As of the date hereof, there is no action or claim pending or asserted in writing or, to the knowledge of the Company, threatened, against any Company Entity alleging a violation of applicable laws relating to privacy, data protection, data security, or the collection, use, processing, maintenance, disclosure or transfer of personal information relating to users, clients, employees of the clients, or employees of the Company (collectively, “Personal Data”).

(b) The Company Entities and their respective agents are and at all times have complied with all applicable laws in the collection, use, processing, maintenance, disclosure and transfer of Personal Data including by giving notice, obtaining consents, and registering with data protection authorities where required; provided, however, that this representation is only made as of the date hereof with respect to Company Entities’ respective agents.

(c) The Company has established and maintained security policies and implemented administrative technical and physical safeguards to protect Personal Data against loss, damage, and unauthorized access, unauthorized use, unauthorized modification, or other misuse (each, a “Security Incident”).

(d) As of the date hereof here has been no material Security Incident involving any Personal Data maintained by or, to the knowledge of the Company, on behalf of the Company or any Company Entity.

(e) Except as set forth on Section 3.25(e) of the Disclosure Schedule, the Company is, and has always been, in material compliance with (i) its current privacy policy (including the policy posted on the Company’s web site(s)), and (ii) its customers’ privacy policies, when required to do so by contract.

(f) Except as set forth on Section 3.25(f) of the Disclosure Schedule, the negotiation, execution and consummation of the transactions contemplated by this Agreement and the other Transaction Documents, and any disclosure and/or transfer of Personal Data to Buyer in connection therewith, will not breach or otherwise cause any violation of any such applicable laws.

3.26 Compliance with Anti-Corruption Laws

(a) No Company Entity, its officers, directors, or employees, or any agents, consultants, distributors, joint venture partners, and other persons acting on its behalf, have:

(i) violated any Anti-Corruption Laws;

(ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value (including but not limited to cash, gifts, offers of employment, provision of free services, and business meals, job offers, and charitable contributions made at the request of, or for the benefit of, an individual, his or her family, or other relations, even if made to a legitimate charity) to any Government Official or to any person under circumstances where such person knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official:

(A) for the purpose of: (1) any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (2) unlawfully influencing any act or decision of such Government Official in his official capacity (including a decision to fail to perform his official function); (3) unlawfully inducing such Government Official to do any act in relation to his lawful duty; (4) unlawfully securing any improper advantage; (5) unlawfully inducing such Government Official to influence or affect any act or decision of any government or any department, agency or instrumentality thereof, including any entity or enterprise owned or controlled by a government, or a public international organization, or any other Government Authority; or (6) unlawfully assisting any of the Company Entities in obtaining or retaining business for or with a Government Authority, or unlawfully directing business to any of the Company Entities; or

(B) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful means of obtaining business or any improper advantage.

(b) None of the Company Entities have:

(i) received any notice, request or citation alleging actual or potential violation of any Anti-Corruption Laws, or

(ii) made a voluntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law.

(c) No officer or director, or, to the knowledge of the Company, no employee of any Company Entity is a Government Official.

(d) No Government Authority, agency or instrumentality thereof, or any Government Official, (i) owns an interest, whether direct or indirect, in any Company Entity or to the Knowledge of the Company (ii) has any legal or beneficial interest in any Company Entity or to any payments made to the Company or Stockholders by Buyer hereunder.

(e) None of the Company Entities, nor any representatives of the Company Entities or any other Person acting on behalf of a Company Entity, has made any payments or transfers of value with the intent, or which have the purpose or effect, of engaging in commercial bribery, or acceptance of or acquiescence in illegal kickbacks or other unlawful or improper means of obtaining business.

(f) For purposes of this Agreement, “Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations thereunder; (ii) the UK Bribery Act 2010; and (iii) any other anti-corruption and/or anti-bribery laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any governmental authority of any jurisdiction that are applicable to any Company Entity.

(g) For purposes of this Agreement, “Government Official” means (i) any person who is an agent, representative, official, officer, director, or employee of any non-United States nation, state, province, county, municipality, city, prefecture or other political subdivision thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization (e.g. the United Nations); (ii) any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; or (iv) any candidate for political or political party office.

(h) For purposes of this Agreement, “Government Authority” means any nation, state, province, county, municipality, city, prefecture or other political subdivision thereof, any state-owned, operated or controlled entity or any public international organization.

3.27 Discretionary Management Incentive Payments. All of the Management Incentive Payments referred to in Sections 1.05(e)(ii) are discretionary at the sole election of the Company.

3.28 No Other Representations or Warranties. The Company has not, and shall not be deemed to have, made to Buyer or Merger Subsidiary any representation or warranty other than as expressly made in Article III of this Agreement. In particular, without limiting the generality of this Section 3.28, the Company makes no representation or warranty with respect to: (i) any estimates, predictions, projections or forecasts, or any budgets, previously delivered or made available to Buyer or Merger Subsidiary concerning future revenues, expenses, expenditures or results of operations of any of the Company Entities or (ii) any other information or documents made available to Buyer, Merger Subsidiary or their representatives with respect to the Company Entities on behalf of the Company, except as otherwise expressly set forth in Article III of this Agreement.

ARTICLE IIIA.

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder represents and warrants to Buyer and Merger Subsidiary that, as to such Stockholder, as of the date of this Agreement and as of the Closing Date:

3A.01 Title to Common Stock. Such Stockholder owns, of record and beneficially, the number of shares of Common Stock listed opposite such Stockholder’s name on Section 3A.01 of the Disclosure Schedule, free and clear of any Encumbrance. Such Stockholder will approve and adopt the Merger, this Agreement and the transactions contemplated under this Agreement and the other Transaction Documents pursuant to the Stockholder Written Consent and such Stockholder will not withdraw or attempted to withdraw such consent or approval or otherwise challenge or threaten to challenge the validity of the Stockholders Written Consent approving the Merger.

3A.02 Incorporation; Power and Authority. If such Stockholder is not a natural person, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Stockholder has all necessary power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by such Stockholder of the Transaction Documents to which such Stockholder is or shall become a party have been duly and validly authorized by all necessary action.

3A.03 Valid and Binding Agreement. This Agreement has been duly executed and delivered by such Stockholder and constitutes the valid and binding obligation of Stockholder, enforceable against he, she or it in accordance with its terms, subject to the Enforceability Exception.

3A.04 Governmental Authorities; Consents. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by such Stockholder, nor is such Stockholder required to submit any notice, report, or other filing with any Governmental Authority, in connection with the execution or delivery by it of this Agreement or the consummation of the transactions contemplated hereby, except: (i) pursuant to the requirements of the HSR Act and the Other Antitrust Regulations, and (ii) the filing of the Certificate of Merger pursuant to the DGCL.

3A.05 Omni Leadership Exchange LLC. As to Lowell Hellervik only, Omni, except with respect to that certain Product and Service Reseller Agreement Dated May 1, 2009, between the Company and Omni (the “Omni License”) (i) is not a party to any contract, agreement or understanding with any Company Entity which is in effect as of the date of this Agreement or as of the Closing (other than assignments of the following agreements (collectively, the “Omni Assignments”): (A) the Software as a Service Subscription Agreement, dated December 8, 2011, between the Company and Greystone & Co., Inc.; (B) Statement of Work #303, dated November 21, 2011, between the Company and the Hershey Company; and (C) the Software as a Service Subscription Agreement, dated June 24, 2011, between the Company and the Office of Civilian Human Resources, Executive Management Program Office, a division of the U.S. Department of the Navy), (ii) as of the Closing only, is not a creditor or debtor with respect to any Company Entity, and (iii) has no interest, direct or indirect, whether through ownership, license, lease or otherwise, in any asset owned or used by any Company Entity, including any Company Intellectual Property.

3A.06 No Stockholder Claims. No Stockholder, by reason of such Stockholder having been, or by reason of Stockholder being, or otherwise in its capacity as, a Stockholder or former stockholder of any Company Entity, has or shall have any claim or demand, or any right to assert any such claim or demand, which shall survive the Closing against any of the Company Entities or against any of the Persons who were, prior to the Closing, directors, managers, officers, agents or employees of any of the Company Entities or members of the Board of Directors of the Company or any of its Subsidiaries, in each case in their capacities as such. For the avoidance of doubt this Section 3A.06 shall not preclude claims by any Stockholder under the Prior Limitation and Indemnity Provisions, the Tail Insurance Policy, in either case which such Stockholder may otherwise be able to assert other than in its capacity as a Stockholder, or Article VIII.

3A.07 Accredited Investors. Each Stockholder is an “accredited investor” as such term is defined under Rule 501 of Regulation D of the Securities Act of 1933.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF BUYER AND MERGER SUBSIDIARY

Buyer and Merger Subsidiary hereby represent and warrant to the Company and the Stockholders that as of the date of this Agreement and as of the Closing Date:

4.01 Formation and Corporate Power. Each of Buyer and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation. Buyer owns all of the issued and outstanding capital stock of Merger Subsidiary and Merger Subsidiary does not own capital stock of any corporation. Buyer and Merger Subsidiary have the requisite power and authority to enter into this Agreement and perform their obligations hereunder.

4.02 Execution, Delivery; Valid and Binding Agreement. The execution, delivery and performance by Buyer and Merger Subsidiary of the Transaction Documents to which Buyer or Merger Subsidiary is or shall become a party have been duly and validly authorized by all necessary corporate action. Each Transaction Document to which Buyer or Merger Subsidiary is or shall become a party, when executed and delivered by or on behalf of Buyer, Merger Subsidiary and the other parties thereto, shall constitute the valid and binding obligation of Buyer or Merger Subsidiary, enforceable against Buyer or Merger Subsidiary in accordance with its terms, subject to the Enforceability Exception.

4.03 No Breach. The execution, delivery and performance by Buyer and Merger Subsidiary of the Transaction Documents to which each is a party and the consummation of the transactions contemplated thereby will not: (i) conflict with or result in any breach of any provision of the charter, bylaws or other organizational documents of Buyer or Merger Subsidiary, or (ii) conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination or acceleration or any Encumbrance upon any assets of Buyer or Merger Subsidiary under the provisions of any material indenture, mortgage, lease, loan agreement or other agreement or instrument by which Buyer or Merger Subsidiary is bound or affected, or any law, statute, rule or regulation or order, judgment or decree to which Buyer or Merger Subsidiary is subject, except, in the case of clause (b) above for those conflicts, breaches, defaults, violations, Encumbrances or other circumstances that would not, individually or in the aggregate, be reasonably expected to adversely affect the ability of Buyer or Merger Subsidiary to consummate the transactions contemplated by the Transaction Documents or otherwise to perform their obligations hereunder.

4.04 Governmental Authorities; Consents. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by Buyer or Merger Subsidiary, nor is Buyer or Merger Subsidiary required to submit any notice, report, or other filing with any Governmental Authority in connection with the execution or delivery by it of this Agreement or the consummation of the transactions contemplated hereby, except: (i) pursuant to the requirements of the HSR Act and the Other Antitrust Regulations, and (ii) the filing of the Certificate of Merger pursuant to the DGCL.

4.05 Financial Ability. Buyer has, as of the date of this Agreement, and will have, as of the Closing Date and the date that the Contingent Payment is to be made, sufficient immediately available cash funds to pay the Merger Consideration, the Contingent Payment, the Existing Debt, the Transaction Fees, and the Management Incentive Payments as provided in Section 1.05, and to pay all related fees and expenses.

4.06 No Litigation. There is no lawsuit, claim, action, proceeding or investigation pending or, to the knowledge of Buyer or Merger Subsidiary, threatened against Buyer, Merger Subsidiary or their properties or businesses, which could reasonably be expected to materially and adversely restrict the ability of Buyer or Merger Subsidiary to consummate the transactions contemplated by this Agreement or otherwise to perform their obligations hereunder.

4.07 Acknowledgements by Buyer. In determining to proceed with the transactions contemplated by this Agreement, Buyer acknowledges that:

(a) Buyer is an informed sophisticated entity with sufficient knowledge and experience in investment and financial matters and in the Business in which the Company Entities are engaged to be capable of evaluating the risks and merits of the transactions contemplated by this Agreement.

(b) Buyer has been afforded the opportunity to obtain information and to ask questions it deemed necessary regarding the Company Entities and their respective businesses, operations, financial condition and results of operations. Buyer has read and understands the provisions of this Agreement, which it acknowledges have been negotiated at arm’s-length, and has obtained appropriate professional assistance with respect to all legal, tax and accounting consequences relating to the transactions contemplated hereby.

(c) Buyer has taken full responsibility for evaluating the adequacy, completeness and accuracy of various forecasts, projections, opinions and similar material previously furnished to Buyer, Merger Subsidiary and their representatives by the Company and its representatives in connection with Buyer’s investigation of the Business, and that there are uncertainties inherent in attempting to make projections and forecasts and render opinions; Buyer is familiar with such uncertainties and Buyer is not relying on any estimates, predictions, projections or forecasts, or any budgets furnished to it by or on behalf of the Company or any Stockholder.

(d) In entering into this Agreement, Buyer is relying solely upon the representations, warranties and other terms and provisions of this Agreement and the certificates and documents delivered pursuant to this Agreement and on the conclusions drawn from its due diligence review. Except as expressly set forth herein, Buyer is not relying on any covenants, representations or warranties of any of the Stockholders or any Company Entity not contained in this Agreement or any certificate or document delivered pursuant to this Agreement.

(e) Buyer acknowledges that the tax consequences of the transactions contemplated by this Agreement will depend in part on Buyer’s particular circumstances, and the Stockholders will not be responsible or liable for the tax consequences to Buyer from such transactions (except to the extent expressly provided in Article VIII), and Buyer will look solely to, and rely upon its own advisers with respect to the tax consequences of such transactions; provided, however, that nothing contained in this Section 4.07(e) is intended to affect the representations, warranties or covenants of the Company and the Stockholders set forth in this Agreement or the indemnity rights of the Buyer Indemnified Parties or the indemnity obligations of the Stockholders under Article VIII.

4.08 No Brokers or Finders. No third party shall be entitled to receive any brokerage commission, finder’s fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, contract or agreement made by or on behalf of Buyer or Merger Subsidiary for which any Company Entity or any Stockholder is or could become liable or obligated.

4.09 Interim Operations of Merger Subsidiary. Merger Subsidiary was formed on November 20, 2012, solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated in this Agreement.

4.10 Sole Representations and Warranties. Neither Buyer nor Merger Subsidiary shall be deemed to have made to the Company or any Stockholder any representation or warranty other than expressly made in Article IV of this Agreement.

ARTICLE V.

COVENANTS OF THE PARTIES

5.01 Conduct of the Business. From the date hereof to the Effective Time, each Company Entity shall, except as required in connection with the Merger and the other transactions contemplated by this Agreement, and except for ordinary course intercompany transactions and as otherwise set forth in, or permitted or contemplated by, this Agreement, disclosed in Disclosure Schedule or the exhibits or schedules hereto, or consented to in writing by Buyer, carry on its Business in the ordinary and regular course, consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement to the Effective Date, each Company Entity shall, except as required in connection with the Merger and the other transactions contemplated by this

Agreement, and except as otherwise set forth in, or permitted or contemplated by, this Agreement, disclosed in Disclosure Schedule or the exhibits or schedules hereto, or consented to in writing by Buyer:

(a) use commercially reasonable efforts to preserve its Business organization and goodwill, keep available the services of its officers, employees and consultants and maintain reasonably satisfactory relationships with vendors, customers and others having business relationships with it;

(b) not amend its certificate of incorporation or bylaws;

(c) not issue, sell or otherwise dispose of any capital stock or equity interests of any Company Entity, or grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any capital stock or equity interests of any Company Entity;

(d) other than as specified on Schedule 5.01(d), not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock of any Company Entity;

(e) other than borrowings under existing credit facilities, not (i) create, incur or assume any long-term debt (including obligations in respect of capital leases which individually involve annual payments in excess of $100,000 or $250,000 in the aggregate) or create, incur or assume any short-term debt for borrowed money (except in the ordinary course of business under existing lines of credit), (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than another Company Entity), (iii) make any loans or advances to any other Person, or (iv) make any capital contributions to, or investments in, any Person (other than another Company Entity);

(f) not permit a change in its methods of maintaining its books, accounts or business records, except as required by GAAP or applicable law (in which event prior notice shall be given to Buyer), or change any of its accounting principles or the methods by which such principles are applied for Tax or financial reporting purposes;

(g) not make, amend, or revoke any material election relating to Taxes; not adopt or change any accounting method relating to Taxes; not file any amended Tax Return; not enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement; not enter into any closing agreement relating to Taxes; not settle or compromise any claim or assessment relating to Taxes; not consent to any extension or waiver of the limitations period applicable to any Taxes or Tax Returns;

(h) not sell, lease, license, create an Encumbrance (other than a Permitted Encumbrance) or dispose of any interest in any of its material properties or assets, except use of supplies or sales of inventory in the ordinary course of the business;

(i) not cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse,

replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(j) not knowingly accelerate or delay, beyond the normal collection cycle, collection of accounts receivable; and

(k) not adopt or amend any bonus, compensation arrangement, profit-sharing, incentive, severance or other plan, contract or commitment for the benefit of any of its directors, officers or employees (or take any such action with respect to any other plan), other than scheduled increases for employees consistent with past practice or as otherwise required by law.

5.02 Access to Books and Records.

(a) Between the date hereof and the Closing Date, the Company shall afford to Buyer and its authorized representatives (the “Buyer’s Representatives”) access at all reasonable times and upon reasonable notice, during normal business hours, to the books and records of each Company Entity including reasonable business, financial, legal, Tax, compensation and other data and information concerning the Company Entities’ financial, legal and operational affairs (including inspecting and reviewing any and all books and records and, subject to execution and delivery of customary non-reliance and non-disclosure letter agreements, accounting work papers, contracts, agreements and other relevant documents of the Company Entities and making copies or extracts of any of the foregoing), and otherwise provide such assistance as is reasonably requested by Buyer in order that Buyer may have an opportunity to make such investigation and evaluation as it shall reasonably desire to make of the business and affairs of each Company Entity; provided, however, that any such access shall be conducted at Buyer’s expense, under the reasonable supervision of Company’s personnel and in such a manner as to maintain the confidentiality of such information and not to interfere with the normal operation of the business of Company or the Company Subsidiaries.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Company Entity shall have any obligation to disclose any information to Buyer to the extent such disclosure would (i) result in a material breach of any agreement to which any Company Entity is a party or is otherwise bound, (ii) reasonably be expected to jeopardize any attorney-client or other legal privilege of any Company Entity, or (iii) result in a violation of any laws or fiduciary duties applicable to any Company Entity. The information contained in the Disclosure Schedule or delivered to Buyer or its authorized representatives pursuant to this Agreement, including this Section 5.02(b), shall be subject to the Mutual Non-Disclosure Agreement dated as of April 1, 2011, between Buyer and the Company (as amended, the “Confidentiality Agreement”), and, for that purpose and to that extent, the terms of the Confidentiality Agreement are incorporated herein by reference.

5.03 Consents; Cooperation.

(a) As promptly as possible after execution of the Agreement, the Company and Buyer shall cooperate, and each shall use its commercially reasonable efforts, to make all filings and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other third parties necessary to consummate the transactions contemplated by this Agreement; provided, however, that, notwithstanding the foregoing, the actions of the Company and Buyer with respect to filings, approvals and other matters pursuant to the HSR Act and any local, state, federal (other than the HSR Act) or foreign antitrust statute, antitrust law, antitrust regulation or antitrust rule applicable to the Companies or Buyer (“Other Antitrust Regulations”) shall be governed by subsections (b), (c) and (d) of this Section 5.03.

(b) The Company and Buyer shall (i) file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), no later than the second Business Day after the date of this Agreement, the notification and report forms required for the transactions contemplated by this Agreement and any supplemental information required in connection with such notification and report form pursuant to the HSR Act, and (ii) file with any other applicable Governmental Authority, as promptly as practicable after the date of this Agreement, all filings, reports, information and documentation required for the consummation of the transactions contemplated by this Agreement pursuant to the Other Antitrust Regulations. The Company and Buyer shall furnish to each other’s counsel such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and Other Antitrust Regulations. The Company and Buyer shall consult with each other as to the appropriate time of making such filings (consistent with the provisions of this 5.03(b)) and submissions and shall use commercially reasonable efforts to make such filings and submissions at the agreed upon time. Each party shall, subject to applicable law, permit counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority in connection with the transactions contemplated hereby other than those communications that are subject to attorney-client privilege. The parties agree not to participate, or to permit their subsidiaries or representatives to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated hereby unless such party consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Each of the parties shall promptly furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the foregoing. The parties hereto shall use their respective commercially reasonable efforts to obtain any clearance under the HSR Act or authorization of any Governmental Authority under United States or foreign antitrust or competition laws, necessary in connection with the transactions contemplated hereby or to resolve any objections that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby. Buyer will pay all filing fees with respect to any filings made under the HSR Act in connection with this Agreement.

(c) The Company and Buyer shall keep each other apprised in a prompt manner of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other Governmental Authorities and shall comply promptly with any such inquiry or request. Neither the Company nor Buyer shall extend any waiting period or comparable period under the HSR Act or Other Antitrust Regulations or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto.

(d) The Company and Buyer shall cooperate with each other and exercise commercially reasonable efforts to satisfy the condition set forth in Section 6.01(c) of this Agreement; provided, however, that nothing contained in this Agreement or otherwise shall require Buyer to do any of the following: (i) divest or hold separate any material assets of Buyer or the Company (assuming the consummation of the Merger), (ii) agree not to compete in any geographic area or line of business, (iii) restrict the manner in which, or whether, Buyer or the Company (assuming the consummation of the Merger) may carry on business, (iv) commence any action, suit or proceeding, or litigate or defend any action, suit, investigation or proceeding questioning the validity or legality of the Merger or any other of the transactions contemplated under the Transaction Documents, (v) expend an unreasonable amount of time or effort, or (vi) incur an unreasonable amount of costs or expenses.

5.04 Conditions. The Company and the Stockholders shall use commercially reasonable efforts to cause the conditions set forth in Section 6.02 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof consistent with the provisions of Section 2.01 and Buyer and Merger Subsidiary shall use commercially reasonable efforts to cause the conditions set forth in Section 6.03 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction thereof consistent with the provisions of Section 2.01; provided, however, that such commercially reasonable efforts shall not require the Buyer, Merger Subsidiary, the Company or any Stockholder to do any of the following: (i) commence any action, suit or proceeding, or litigate or defend any action, suit, investigation or proceeding, (ii) expend an unreasonable amount of time or effort, or (iii) incur an unreasonable amount of costs or expenses.

5.05 Notice of Developments.

(a) No later than five Business Days prior to the date upon which the Closing is expected to be held, the Company shall notify Buyer by written update to the Disclosure Schedule of any development first occurring after the date of this Agreement that would prevent the satisfaction of one or more of the conditions set forth in Sections 6.02(a), (b), (c) and (d) assuming the Closing were to occur at, or cause a breach of any of the representations or warranties set forth in Article III or Article IIIA of this Agreement if such representations and warranties were made or confirmed as of, the time of such written update, in each case, without giving effect to the phrase “as of the date hereof”, provided, however, that if the Company gains knowledge of such a development less than five Business Days before Closing, the Company shall notify Buyer of such development by written update as soon as reasonably practicable but in any event prior to the Closing. Notwithstanding any such written update to the Disclosure Schedule, such update shall not have the effect of modifying or qualifying the representations and warranties set forth in Article III or ARTICLE IIIA of this Agreement or the covenants and agreements required to be performed or complied with by the Company or the Stockholders under this Agreement and Buyer shall retain all rights to terminate this Agreement pursuant to Section 7.01 below by reason of such update, or decline to terminate this Agreement and proceed with the Closing hereunder, in which event Buyer shall have the right to seek indemnification pursuant to Article VIII of this Agreement for breach of any of the representations or warranties or covenants of the Company and the Stockholders made in this Agreement or in any document or certificate delivered pursuant to this Agreement.

(b) No later than five Business Days prior to the date upon which the Closing is expected to be held, Buyer shall notify the Company in writing of any development occurring after the date of this Agreement that would prevent the satisfaction of one or more of the conditions set forth in Sections 6.03(a) or (b) assuming the Closing were to occur at, or cause a breach of any of the representations or warranties set forth in Article IV of this Agreement if such representations and warranties were made or confirmed as of, the time of such written update, in each case, without giving effect to the phrase “as of the date hereof”, provided, however, that if Buyer gains knowledge of such a development less than five Business Days before Closing, Buyer shall notify the Company of such development by written update as soon as reasonably practicable but in any event prior to the Closing. Notwithstanding any such written update to the Disclosure Schedule, such update shall not have the effect of modifying or qualifying the representations and warranties set forth in 3.28ARTICLE IIIA.3A.07 of this Agreement or the covenants and agreements required to be performed or complied with by Buyer under this Agreement and the Company shall retain all rights to terminate this Agreement pursuant to Section 7.01 below by reason of such update, or decline to terminate this Agreement and proceed with the Closing hereunder, in which event the Company shall have the right to seek indemnification pursuant to Article VIII of this Agreement for breach of any of the representations or warranties or covenants of the Buyer and Merger Sub under this Agreement or any document or certificate delivered pursuant to this Agreement.

5.06 Further Assurances; Escrow Agent Instructions. After the Closing Date, the parties shall execute and deliver such further instruments of conveyance and transfer and take such other action as reasonably may be requested by the other parties to further effectuate the transactions contemplated by the Transaction Documents, including executing and delivering documents necessary for non-US Company Entities in various non-US jurisdictions, providing resignations in a party’s capacity as a director, officers, manager or representative of a Company Entity, assisting and cooperating with filings and notifications with and to Governmental Authorities, and similar activities as reasonably needed to reflect the effect of the transactions contemplated by the Transaction Documents on the Company Entities. After the Closing Date, Buyer and the Stockholder Representative agree to timely issue joint written instructions to the Escrow Agent that are consistent with the terms and provisions of this Agreement and the Escrow Agreement, including joint written instructions to effectuate distributions of the Escrow Amount in accordance with the terms and conditions of this Agreement and the Escrow Agreement. From the date hereof through and after the Closing Date, the parties shall execute and deliver such further documents and take such other action as reasonably may be requested by the other parties to terminate the Omni License and enter into the Omni Assignments, in each case, without any liability or further obligation to the Company, as soon as practicable.

5.07 Record Retention. After the Closing Date, Buyer will provide the Stockholders, the Stockholder Representative and their representatives reasonable access to the books and records of the Surviving Corporation, during normal business hours and on reasonable prior written notice, to enable the Stockholders to prepare Tax Returns or defend any claims for indemnification made under Article VIII of this Agreement, and the Stockholders or the Stockholder Representative may, at their own expense, make copies of such books and records for any such purposes. For a period of seven years after the Closing Date, without the prior written consent of the Stockholder Representative, neither Buyer nor any of its affiliates shall dispose of or destroy any of the books and records purchased hereunder which may be relevant to any legal, regulatory or tax audit, investigation, inquiry or requirement of the Stockholders without first offering such records to the Stockholders. No later than 90 days following the Closing Date, Buyer shall notify the Stockholder Representative in writing as to the address and location where the books and records of the Surviving Corporation will be maintained (which location shall be within the continental United States).

5.08 D&O Insurance.

(a) Prior to the Closing, the Company will purchase tail liability insurance covering any individual who is immediately prior to the Closing or was at any time prior thereto a director or officer of any Company Entity (each, a “D&O Party” and collectively, the “D&O Parties”) and any other persons who, as of immediately prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy with respect to actions, conduct, events, matters and circumstances which were taken or occurred or arose prior to the Closing, which tail liability insurance shall have a term of six (6) years after the Closing (the “Tail Insurance Policy”). The entire premiums and other costs for obtaining such Tail Insurance Policy for the full term thereof shall be paid in full by the Company from cash on hand prior to the Closing with one half of the premiums to be defined as “Buyer’s D&O Premium Payment” . The Company will be the named insured on the Tail Insurance Policy and therefore any amounts paid under the Tail Insurance Policy shall not be subject to subrogation rights and other rights of indemnification and contribution against the Company and its Subsidiaries.

(b) Prior to Closing, the charter and bylaws of the Company contain provisions providing for the indemnification and exculpation of the D&O Parties. Subject to Section 5.08(c) and Section 5.08(d), Buyer shall cause the charter and bylaws of the Surviving Corporation to include such provisions for the benefit of those D&O Parties by reason of any act or omission performed or omitted by such D&O Party prior to the Closing with respect to any actions, conduct, events, matters or circumstances which were taken or occurred or arose prior to the Closing, but excluding any “Stockholder Claims” (as this term is defined below) (such provisions being collectively referred to herein as the “Prior Limitation and Indemnity Provisions”) and Buyer agrees that, without the prior written consent of the Stockholder Representative, the Prior Limitation and Indemnity Provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect the rights thereunder of the D&O Parties with respect to any actions, conduct, events, matters or circumstances which were taken or occurred or arose prior to the Closing (except for any Stockholder Claims). For purposes of this Section 5.08, the term “Stockholder Claim” means any claim, demand, action, cause of action, lawsuit and/or other proceedings, of any kind or nature whatsoever, made, filed or commenced by any Person who was, prior to the Closing, a stockholder or member of the Company or any of its Subsidiaries (including, without limitation, a Stockholder) by reason of such stockholder or member having been, or by reason of such stockholder or member being, or otherwise in its capacity as, a stockholder or member of the Company or any of its Subsidiaries prior to the Closing.

(c) Notwithstanding the foregoing, the Surviving Corporation’s obligations under the Prior Limitation and Indemnity Provisions shall not affect or limit or restrict the right of the Surviving Corporation and/or Buyer to indemnification under Article VIII with respect to any Losses incurred by the Surviving Corporation and/or Buyer in connection with the Surviving Corporation’s performance of its obligations under the Prior Limitation and Indemnity Provisions if and to the extent the Surviving Corporation and/or Buyer would otherwise be entitled to indemnification under Article VIII.

(d) Buyer and the Company agree that after Closing they shall not take any action to cancel the Tail Insurance Policy and shall take such actions as may be reasonably required to keep the Tail Insurance Policy in effect; provided, however, that after Closing Buyer and the Company shall not be required to make any payments on account thereof. The Prior Limitation and Indemnity Provisions shall be considered secondary coverage to the coverage of the Tail Insurance Policy and each Stockholder agrees to cause indemnification claims which could be submitted under the Prior Limitation and Indemnity Provisions to be first submitted to the insurers under the Tail Insurance Policy, to the extent such claims are brought by that Stockholder. It is agreed that the Surviving Corporation’s obligations under the Prior Limitation and Indemnity Provisions shall be limited to only those Claims and Losses that are otherwise not paid under the terms and conditions of the Tail Insurance Policy but are covered and payable under the terms and conditions of the Prior Limitation and Indemnity Provisions.

(e) If and to the extent any employee of Buyer or its Subsidiaries similarly situated to any employee of the Surviving Corporation and its Subsidiaries after Closing are covered by Buyer’s indemnification policies for officers and directors or insurance policies for officers and directors, then such similarly situated employees of the Surviving Corporation and its Subsidiaries will be covered to the same extent and in the same manner as the other similarly situated employees of Buyer and its Subsidiaries.

(f) The provisions of this Section 5.08 are (i) intended to be for the benefit of, and shall be enforceable by, each D&O Party entitled to indemnification under the Prior Limitation and Indemnity Provisions, and each such D&O Party’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such D&O Parties shall be third-party beneficiaries of this Section 5.08 and (ii) in addition to, and not in substitution for, any other rights to indemnification that any such D&O Party may have by contact or otherwise.

5.09 Taxes.

(a) The Company, at its own expense, shall timely prepare and file all Tax Returns required to be filed by the Company Entities on or before the Closing Date, and timely pay all Taxes reflected thereon. All such Tax Returns shall be prepared and filed consistent with past practices of the Company Entities, to the extent such practices comply with applicable law.

(b) The Stockholder Representative shall, at the expense of Stockholder Representative, cause to be prepared all Tax Returns of the Company with respect to any taxable period that ends on or before the Closing Date that are required to be filed with any Taxing Authority or other Government Authority after the Closing Date, including the final consolidated federal income Tax Return of the affiliated group of corporations filing a consolidated return for federal income tax purposes, the parent of which is the Company (the “Affiliated Group”) and any final state or local combined, consolidated, affiliated or unitary group Tax Return of the Affiliated Group. All such Tax Returns shall be prepared in a manner consistent with past practice of the Company and the Affiliated Group, to the extent such past practice complies with applicable Law. No later than 30 days prior to the due date (including extensions) for filing such Tax Returns, the Stockholder Representative shall deliver the Tax Returns described in this Section 5.09(b) to Buyer for its review and comment. If Buyer disputes any item on such Tax Return, it shall notify the Stockholder Representative of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the Independent Arbitrator. The fees and expenses of the Independent Arbitrator shall be borne equally by the Stockholder Representative and Buyer. The Stockholder Representative shall deliver the Tax Returns, completed as agreed to by the parties or resolved by the Independent Arbitrator, to Buyer no later than 10 days prior to the due date (including extensions) for filing such Tax Returns. Buyer shall cause the Tax Returns to be executed by authorized Persons and file or cause to be filed all such completed Tax Returns within 10 days of receiving such completed Tax Returns from the Stockholder Representative, and shall timely pay all Taxes due as reflected on such Tax Returns. Beginning 5 days prior to the due date (including extensions) for filing the Tax Returns described in this Section 5.09(b), Buyer shall be entitled to collect from the Escrow Amount an amount equal to the Taxes due as reflected on the Tax Returns described in this Section 5.09(b), to the extent that such Taxes both arise in or are incurred with respect to a Tax period, or a portion of a Tax period that ends on or before the Closing Dates (a “Pre-Closing Tax Period”) and are not included or reflected in the calculation of Actual Net Working Capital.

(c) Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for any period that begins before and ends after the Closing Date (the “Straddle Returns”). All such Tax Returns shall be prepared in a manner consistent with past practice of the Company, to the extent such past practice complies with applicable Law. No later than 30 days prior to the due date (including extensions) for filing the Straddle Returns, Buyer shall deliver the Straddle Returns to the Stockholder Representative for its review and comment. If the Stockholder Representative disputes any item on such Tax Return, it shall notify Buyer of such disputed item (or items) and the basis for its objection. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Straddle Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the Independent Arbitrator. The fees and expenses of the Independent Arbitrator shall be borne equally by the Stockholder Representative and Buyer. Buyer shall cause such Tax Returns to be executed by an authorized Person and file or cause to be filed the Straddle Returns on or prior to the due date (including extensions) for filing such Straddle Returns, and shall timely pay all Taxes due as reflected on such Straddle Returns. Beginning 5 days prior to the due date (including extensions) for filing such Straddle Returns, Buyer shall be entitled to collect from the Escrow Amount an amount equal to the Taxes due as reflected on the Straddle Returns to the extent that such Taxes both arise in or are incurred with respect to a Pre-Closing Tax Period and are not included or reflected in the calculation of Actual Net Working Capital

(d) Except to the extent included or reflected in the calculation of Actual Net Working Capital, the Stockholders shall be entitled to any refund of (or credit for) Taxes of any Company Entity allocable to any Pre-Closing Tax Period. Any such refunds received by Buyer or any Company Entity shall be promptly, and in any event within thirty (30) days of the receipt of such refund, paid over to Stockholders in accordance with the Stockholder Allocation.

(e) In the case of any taxable period that includes, but does not end on, the Closing Date (“Straddle Period”), (i) the amount of any Taxes based on or measured by income or receipts, sales or use Taxes, employment Taxes, or withholding Taxes of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (ii) the amount of any other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f) Any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby (“Transfer Taxes”) shall be borne 50% by Buyer and 50% by the Stockholders. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under applicable law for filing such Tax Returns, and such party shall provide such Tax Returns to the other parties at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. If either party is liable under Law for payment of such Transfer Taxes, the other party shall pay the amount of its portion of such Transfer Tax no later than seven (7) Business Days after receipt of a request for payment from the paying party. The applicable parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Taxes to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to obtain any exemption from or refund of any such Transfer Taxes.

(g) The Company, the Stockholder Representative and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.09 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for copying) which are reasonably relevant to any such audit, litigation or other proceeding, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.09, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by Buyer or its affiliate, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority.

(h) Within a reasonable time (but not more than ten (10) Business Days) after Buyer or the Company receives written notice of any Tax contest, audit or other proceeding relating to a Pre-Closing Tax Period or a Straddle Period of any Company Entity (each, a “Pre-Closing Tax Contest”), Buyer shall notify or cause the Surviving Corporation to notify the Stockholder Representative in writing of such Pre-Closing Tax Contest and the Stockholder Representative shall, have the sole right, at the Stockholders’ Expense, to control the defense of such Pre-Closing Tax Contest. Buyer shall have the right to participate, at its own expense, in any Pre-Closing Tax Contest which is reasonably anticipated to have the effect of increasing Buyer’s or the Company’s Tax liability for any Tax period ending after the Closing. Buyer shall notify the Stockholder Representative of Buyer’s intention to participate in such Pre-Closing Tax Contest no later than twenty (20) Business Days following Company’s receipt of notice of the Pre-Closing Tax Contest. Neither the Stockholder Representative nor the Stockholders shall settle or compromise any Pre-Closing Tax Contest in which Buyer has a right to participate without Buyer’s prior written consent if such settlement or compromise would have the effect of materially increasing Buyer’s or the Company’s Tax liability for any Tax period ending after the Closing Date. Such consent will not be unreasonably withheld or delayed; provided, however, that Buyer shall consent to any settlement or compromise if the Stockholders fully indemnify Buyer for any increase in Buyer’s or the Company’s Tax liability.

(i) Except as otherwise required by applicable Tax law, Buyer shall not amend, modify or otherwise change any Tax Returns of any of the Company Entities for any Pre-Closing Tax Period without the Stockholder Representative’s prior written consent.

(j) Unless otherwise required pursuant to a determination by an applicable Tax Authority, for U.S. federal income Tax purposes (and state and local tax purposes where applicable), (i) the parties intend that the Merger be treated as constituting a sale described in Section 1001 of the Code (and similar provisions of any state or local Tax law) of the Common Stock by the Stockholders in exchange for the Merger Consideration and that the Contingent Payment and Escrow Amount constitute installment obligations of Buyer which are eligible to be reported under the installment method of Section 453 of the Code (and similar provisions of any state or local tax law), (ii) each party hereto shall prepare and file all Tax Returns in a manner that is consistent with such intended treatment, and (iii) none of the parties hereto, nor any of their respective Affiliates, or shareholders, shall take any tax position

(whether in Tax Returns, Tax audits or otherwise) that is inconsistent with the intended Tax treatment described in this sentence.

5.10 Employee Benefits.

(a) If any employee of a Company Entity becomes a participant in any employee benefit plan of Buyer or any of its affiliates, such employee shall be given credit under such plan for the last continuous period of service with the Company Entity prior to the Closing for purposes of determining eligibility to participate, vesting in benefits, and, with respect to any vacation or severance program of Buyer or any of its affiliates, the accrual of benefits under such programs but for no other purpose.

(b) Until Buyer decides otherwise in its sole discretion, the Surviving Corporation shall maintain all of its existing health care plans (an “Existing Company Health Care Plans”). Upon the Closing, each person who is an employee of a Company Entity immediately prior to the Closing (an “Affected Employee”) shall continue to be eligible to participate in the Existing Company Health Care Plans. If Buyer decides that any Affected Employee shall not participate in the Existing Company Health Care Plans, such Affected Employee shall be covered by or otherwise be eligible to participate in any health care plans of Buyer, on the same basis as similarly situated employees of Buyer.

(c) Effective as of a date no later than the day immediately preceding the Closing Date, each of the Company Entities shall terminate any and all Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”). No later than five (5) Business Days prior to the Closing Date, the Company shall provide Buyer with evidence that each 401(k) Plan has been terminated (effective as of no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company, or the Board of Directors of such Subsidiary of the Company, as the case may be (the “401(k) Termination Resolutions”), in the form of Exhibit C attached hereto. The Company also shall take such other actions in furtherance of terminating each 401(k) Plan as Buyer may reasonably require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then such charges and/or fees shall be paid by and shall be the responsibility of the Company.

(d) Effective on or immediately prior to the Closing the Company shall (i) amend the Personnel Decisions International Corporation Retirement Savings Plan, and any other tax-qualified plan maintained by the Company or any of its affiliates, to remove any installment forms of distribution; and (ii) amend the Personnel Decisions International Corporation Long-Term Executive Compensation Plan and the Personnel Decisions International Corporation Executive Deferred Compensation Plan to provide for a cash-out of all benefits from those plans in the form of a lump sum.

5.11 Post-Effective Conduct of the Business. From and after the Effective Time and until the earlier of (i) the expiration of the Contingent Payment Period or (ii) the payment by Buyer of the Maximum Contingent Amount to the Stockholders in accordance with Section 1.06:

(a) Buyer shall cause the Combined Business to be conducted by the Surviving Corporation and one or more other subsidiaries of Buyer; provided, however, that Buyer shall not be prohibited from (i) merging, consolidating or otherwise combining such entities to be combined into a single entity if it so elects, so long as the surviving or resulting entity continues to be a subsidiary of Buyer or (ii) effecting a Combined Business Disposition if Buyer complies with its obligations under Section 1.06(h).

(b) Buyer shall account for the Combined Business as a single integrated business unit, and shall cause to be prepared and delivered to the Stockholder Representative financial statements for the Combined Business on a consolidated basis that present fairly, in all material respects, the financial condition of the Combined Business in accordance with GAAP, in a manner consistent with Buyer’s application of GAAP generally.

(c) Buyer shall cause the Combined Business to carry out the action items set forth in Schedules 1.06(b)(i) and 1.06(b)(ii) as subsequently modified in writing by the mutual written consent of the Stockholder Representative and a representative of Buyer (the “Specified Action Items”) in accordance with the timetable set forth therein, with the understanding that their decisions will be based upon the best interests of the business of the Company and Buyer as a whole, and (x) the Stockholders Representative will not make its decisions solely for the purpose of achieving or increasing the Contingent Payment and (y) the representative of Buyer will not make its decision solely for the purpose of preventing the achievement of or decreasing the Contingent Payment. The Specified Action Items shall be implemented by the Combined Business at the direction of R.J. Heckman (or his successor if he is no longer employed by Buyer) and a representative of the Buyer.

(d) Buyer shall not take any action which has as its primary purpose or primary object to frustrate or diminish the amount of the Contingent Payments to be received by the Stockholders in a manner that is inconsistent with the terms and provisions of or the purposes expressed in Section 1.06.

(e) Buyer shall not modify, in any respect, accounting policies or financial reporting procedures of the Combined Business, other than as required by GAAP, as GAAP is consistently applied by Buyer generally or applicable law, in a manner which could reasonably be expected to adversely affect the ability of the Combined Business to maximize the Synergies.

5.12 Covenant Not To Compete.

(a) As an inducement for Buyer to enter into this Agreement and as additional consideration for the consideration to be paid to the Stockholders under this Agreement, for a period of five years from the Closing Date, no Stockholder owning 2% or more of the Common Stock shall, directly or indirectly, either alone or with others, through any Affiliate or otherwise, engage in, acquire, own or hold a business anywhere in the geographic areas in which the

Business has been conducted during the 12-month period prior to the Closing Date that competes with or is competitive with the Business (including, without limitation, the services and products of the Company) of the Company as conducted during the 12-month period prior to the Closing Date (the “Reference Period”), including as a proprietor, principal, agent, partner, officer, director, stockholder, employee, lender, investor, member of any association, consultant or otherwise. Notwithstanding the foregoing, nothing in this Section 5.12 shall prevent Lowell Hellervik and his Affiliates from owning interests in Omni Leadership Exchange LLC, a Delaware limited liability company, and operating its business as currently conducted.

(b) In addition, for a period of five years from the Closing Date, no Stockholder or any of its Affiliates shall solicit or otherwise induce, directly or indirectly, either alone or with others, through Affiliates or otherwise, any employee or consultant of the Surviving Corporation who was employed or was engaged by a Company Entity during the Reference Period to terminate his or her employment or consulting relationship with the Surviving Corporation, or otherwise interfere or attempt to interfere with that existing employment or consulting relationship; provided, however, that no Stockholder shall be in breach of its obligations under this Section 5.12(b) as a result of a solicitation to the general public or a segment thereof that is not directed at the employees, or any one or more of them, of the Surviving Corporation.

(c) In addition, prior to the later of (i) the third anniversary of the Closing Date or (ii) the date of termination of R.J. Heckman’s employment with the Surviving Entity and Buyer, no Stockholder shall hire or employ, directly or indirectly, either alone or with others, through Affiliates or otherwise, either as an employee or consultant or otherwise, R.J. Heckman, Ph.D., or otherwise induce him to leave his employment with the Surviving Corporation or Buyer or interfere or attempt to interfere with his existing employment relationship with the Surviving Corporation or Buyer.

(d) Notwithstanding anything herein to the contrary, nothing in this Section shall be construed to prohibit any Stockholder or its Affiliates from, and neither any Stockholder or its Affiliates will be deemed in breach of this Section as a result of, (i) owning or acquiring (A) an investment of less than 5% of the then-outstanding capital stock of any publicly-held Person whose stock is traded on a national or foreign securities exchange, (B) a passive investment in a private equity fund, hedge fund or other fund or other Person in which neither such Stockholders nor any of its Affiliates participates in making investment decisions, even if such fund invests in a Person that engages in any business or activity that is included in the Business, (ii) the conduct of the business operations of any fund or other Person in which a Stockholder or its Affiliates is permitted to own or acquire an interest as described in clause (i) above or (iii) holding an ownership interest in or conducting the business operations of the Persons identified in Schedule 5.12(d) as conducted on the date hereof. In addition, in the case of any Stockholder that is a trust, the parties agree that the trustee and beneficiaries of such trust (other than a beneficiary who is also a Stockholder or an Affiliate of a Stockholder) shall not be subject to the restrictions set forth in this Section.

(e) Stockholders acknowledge that Buyer has required that Stockholders make the agreements in this Section as a condition to Buyer’s consummation of the transactions contemplated by this Agreement. Stockholders acknowledge that the agreements contained in this Section are reasonable (including with respect to duration, geographical area and scope) and necessary to protect the legitimate interests of Buyer and the Surviving Corporation, including the preservation of the business and goodwill of the Surviving Corporation, and that any violation or breach of this Section is likely to result in substantial and irreparable harm to Buyer and the Surviving Corporation for which no adequate remedy would exist at law. Accordingly, in addition to any relief at law that may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, Buyer will, to the fullest extent permitted by law, be entitled to injunctive and other equitable relief restraining such violation or breach (without any requirement that Buyer provide any bond or other security).

(f) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section is invalid or unenforceable, the court making the determination of invalidity or unenforceability will, to the fullest extent permitted by law, have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

5.13 Support of Stockholders. Within one day after the date hereof, each Stockholder agrees to approve and adopt the Merger on the terms and subject to the conditions set forth in the Agreement pursuant to the Stockholder Written Consent. Between the date of this Agreement and the Closing, each Stockholder agrees that it will not, and will not permit any of its Affiliates to, do any of the following or enter into any agreement, commitment or understanding regarding any of the following: (a) attempt to withdraw or deny its vote in favor of the Merger, (b) directly or indirectly, either alone or with others, fund or take any other action, or induce or encourage any other Person to fund or take any other action, or support any other Person who is funding or taking any other action, to delay or prevent the consummation of the Merger and the transactions contemplated under this Agreement and the other Transaction Documents, or (c) sell, transfer or otherwise dispose of any of the shares of capital stock of the Company owned by such Stockholder or any interest therein. Nothing contained in this Section 5.13 shall prevent any Stockholder from exercising any right or remedy afforded to it under this Agreement or any of the other Transaction Documents or from providing truthful testimony in court or in response to a subpoena or other court order.

5.14 Access to Facilities and Property. Subject to the conditions and restrictions contained in Section 5.02, from the date of this Agreement through the Closing, the Company Entities will afford, and cause their officers, directors, employees, attorneys, accountants and other agents to afford, to Buyer and Buyer’s Representatives, reasonable access at all reasonable times and during normal business hours to the Company Entities’: (i) facilities; and (ii) Real Property (owned and leased); provided, that such access shall not unreasonably disrupt the respective operations of the Company Entities, taking into consideration that the Company Entities’ fiscal year-end occurs on March 31; and

provided further, that such access will be coordinated though an officer designated by the Company. Notwithstanding the foregoing, neither Buyer nor Buyer’s Representatives shall contact, directly or indirectly, any employee, client, prospective client, supplier, or prospective supplier of a Company Entity without the Company’s prior written consent (which may be withheld in the Company’s sole discretion), except in the ordinary course of business and not with respect to or for purposes of discussing this Agreement or the transactions contemplated hereby.

5.15 Exclusivity.

(a) None of Company Entities nor any of the Stockholders shall, and the Company and each Stockholder shall cause each of their respective directors, executive officers and all of their respective Affiliates not to, directly or indirectly, (i) initiate, solicit or encourage any proposal or offer from any Person (other than Buyer and its Affiliates in connection with the transactions contemplated hereby) relating to or regarding a “Competing Transaction” (as this term is defined below) or accept any offer, or enter into any agreement or understanding, regarding or relating to a Competing Transaction or (ii) furnish any information regarding the Company Entities or the Business to any Person (other than Buyer and its Affiliates) in connection with any proposed Competing Transaction. If any Company Entity or any Stockholder receives from any Person an offer, inquiry or informational request regarding a Competing Transaction, the Company or such Stockholder, as applicable, will promptly advise (i) such Person, by written notice, of the exclusivity granted to Buyer hereunder, and (ii) Buyer that such offer, inquiry or informational request has been received and identify the Person. If any of the provisions of this Section 5.15 are breached and the transactions contemplated hereby are not consummated for any reason, the Company shall within ten business days after receipt of a written demand therefor with appropriate supporting documentation reimburse Buyer and its Affiliates for all out of pocket fees and expenses incurred before or after the date of this Agreement by Buyer and its Affiliates related to the transactions contemplated hereby, including fees and expenses of legal counsel, accountants and other consultants and advisors retained by Buyer and its Affiliates in connection with the transactions contemplated hereby. The foregoing provisions are in addition to, and not in derogation of, any statutory or other remedy that Buyer and its Affiliates may have for a breach of this Section 5.15.

(b) For purposes of this Agreement, the term “Competing Transaction” means any transaction or series of transactions which constitutes, either directly or indirectly: (i) a sale of assets of any of the Company Entities outside the ordinary and regular course of the Business; (ii) a sale of any of the shares of capital stock of the Company owned by any Stockholder; (iii) the sale or issuance by the Company of any shares of its capital stock to any Person; (iv) a sale or exclusive license of all or substantially all of the Business; (v) any merger or consolidation involving the Company or any other Company Entity; or (vi) any transaction which, if consummated, would delay or prevent the consummation of the transactions contemplated under this Agreement or impair the ability of the Company, any Stockholder or Buyer to consummate the transactions contemplated under this Agreement in a timely manner.

5.16 Omni Leadership Exchange LLC. Except as otherwise provided in Section 5.06, Lowell Hellervik covenants and agrees that as of the Closing Date Omni Leadership Exchange LLC (i) shall not be a party to any contract, agreement or understanding with any Company Entity, (ii) shall not be a creditor or debtor with respect to any Company Entity, and (iii) shall have no interest, direct or indirect, whether through ownership, license, lease or otherwise, in any asset owned or used by any Company Entity, including any Company Intellectual Property.

5.17 Notification of Breach of Contract and Litigation. The Company shall immediately notify Buyer in writing in the event (i) any Company Entity breaches or violates any of the terms or conditions of any Material Contract or breaches or violates any term or condition which would permit termination or modification of any Material Contract, (ii) any of the covenants to be performed by any other party to a Material Contract, to the knowledge of each Company Entity, are not performed in all material respects, (iii) any Company Entity receives written notice of any default by a Company Entity under any Material Contract, (iv) to the knowledge of each Company Entity, an event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a default by a Company Entity under any Material Contract, or, to the knowledge of each Company Entity, any such event has occurred which constitutes or would constitute a default by any other party to a Material Contract, and (v) except as disclosed on Section 3.14 of the Disclosure Schedule, any action, suit, proceeding, order or investigation is commenced or, to the knowledge of each Company Entity, is threatened, against any Company Entity, either at law or in equity.

5.18 Material Contract and Lease Consents and Notices. No later than the third Business Day after the date of this Agreement, the Company shall provide written requests for consent substantially in the forms attached as Exhibit D to each of the other parties to the Material Contracts and Leases set forth on Schedule 5.18(i). No later than the third Business Day after the date of this Agreement, the Company shall provide written notices substantially in the forms attached as Exhibit D to each of the other parties to the Material Contracts and Leases set forth on Schedule 5.18(ii).

ARTICLE VI.

CONDITIONS TO CLOSING

6.01 Conditions to Each Party’s Obligations to Consummate the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) No statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or Governmental Authority which prohibits the consummation the transactions contemplated by this Agreement;

(b) There shall not be any suit, action, investigation, inquiry, order or other proceeding issued, brought or commenced by any Governmental Authority, or other Person, that seeks to enjoin, prevent, materially delay or otherwise impose material limitations on the consummation of the transactions contemplated by this Agreement; and

(c) Any waiting period applicable to the transactions contemplated by this Agreement under the HSR Act or any Other Antitrust Regulations, shall have expired or been terminated.

6.02 Conditions to Buyer’s and Merger Subsidiary’s Obligations. The obligation of Buyer and Merger Subsidiary to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or before the Closing. All of the conditions are for the benefit of Buyer and one or more of such conditions may be waived by Buyer without the approval or consent of the Company or any Stockholder:

(a) The representations and warranties made by the Company in Article III, other than Fundamental Representations, shall be true and correct in all respects (disregarding for purposes of this Section 6.02(a) all “Material Adverse Effect” or other materiality qualifiers (“Materiality Qualifiers”)) as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, but disregarding for purposes of this Section 6.02(a) the phrase “as of the date hereof” or variations thereof having the same effect); provided, that this condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties of the Company, in the aggregate, result in a Company Material Adverse Effect;

(b) The Fundamental Representations made by the Company shall be true and correct in all respects as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except to the extent that such representations and warranties are not subject to Materiality Qualifiers in which case they shall be true and correct in all material respects;

(c) The representations and warranties made by the Stockholders in Article IIIA which contain Materiality Qualifiers shall be true and correct in all respects, and all other representations and warranties made by the Stockholders in Article IIIA shall be true and correct in all material respects, in each case as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date);

(d) The Company and each Stockholder shall have performed or complied, in each case, in all material respects, with each of the covenants and agreements required to be performed or complied with by it under this Agreement prior to the Closing;

(e) Since the date of this Agreement, there shall not have been any Company Material Adverse Effect;

(f) For all Existing Debt (other than the Subordinated Debt identified on Section 6.02(f) of the Disclosure Schedule), Buyer or the Company shall have received from lenders and noteholders one or more payoff letters or waiver letters, as applicable, stating that: (i) upon payment of a specified amount such Existing Debt shall be fully paid and discharged; and (ii) with respect to pay-off letters for Existing Debt secured by an Encumbrance on any of the assets of any Company Entity either (A) the Company is authorized to file UCC Termination Statements or (B) the holder of such Existing Debt shall undertake to file the UCC Termination Statements within sixty (60) days after the Closing Date;

(g) The Directors’ Written Consent and the Stockholder Written Consent shall not have been withdrawn, modified, rescinded or suspended;

(h) No more than three of the employees of a Company Entity listed on Schedule 6.02(h) of the Disclosure Schedule (each, a “Specified Employee”) shall have terminated their employment with such Company Entity or their prospective employment with the Surviving Corporation nor shall more than three of the Specified Employees have given notice of his or her intent to terminate his or her employment with such Company Entity or his or her prospective employment with the Surviving Corporation, and there must not be more than three Specified Employees who have either terminated their employment or given notice of intent to terminate;

(i) The Company shall have delivered, or caused to be delivered, to Buyer all of the following:

(i) counterpart of the Escrow Agreement, duly executed by the Stockholder Representative and the Escrow Agent;

(ii) a certificate signed by an executive officer of the Company, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date, stating that the conditions precedent set forth in subsections (a) and (b) of this Section 6.02 have been satisfied, and a certificate signed by the Stockholder Representative, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date, stating that the conditions specified in subsection (c) of this Section 6.02;

(iii) a certificate signed by the Secretary of the Company, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date, stating that the condition precedent set forth in subsection (g) of this Section 6.02 has been satisfied;

(iv) a copy of a Certificate of Good Standing from the Secretary of State of the State of Delaware evidencing the good standing of the Company;

(v) duly executed FIRPTA certificates from each of the Stockholders which meet the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations or a duly executed FIRPTA statement from the Company which meets the requirements of Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations;

(vi) the Certificate of Merger duly executed by the Company; and

(vii) the Transaction Fee Invoices.

(j) No party to any of the Pre-Signing Agreements shall have given notice of termination, cancellation or rescission of such Pre-Signing Agreement or otherwise indicated that such Pre-Signing Agreement is of not enforceable or binding in accordance with its terms; and

(k) Buyer shall have received all of the Material Contracts Third Party Consents, Lease Consents and Foreign Consents in each case which are set forth on Schedule 6.02(k) in form and substance reasonably satisfactory to Buyer.

(l) There will not be pending or threatened in writing any action, suit, or similar legal proceeding brought by any Governmental Entity or other Person against any Company Entity which (i) alleges material infringement by any Company Entity relating to any material Intellectual Property used by any Company Entity or (ii) constitutes a class action or purported class action type of lawsuit relating to actual or alleged violations of data protection, privacy or employment laws.

(m) Since the date hereof, one or more customers of the Company Entities listed on Section 3.20 of the Disclosure Schedule shall not have notified the Company Entities in writing that they intend either to terminate doing business with the Company Entities or to reduce the amount of business done with the Company Entities, in each case as a result of the transactions contemplated by this Agreement and with the effect that the Company Entities will experience a loss of revenues from such customers of more than $4,000,000 in the aggregate, except that this condition shall not apply if the Company is able to reasonably demonstrate that it has been able to replace such lost revenues with new revenues from existing or new customers in an amount sufficient to reduce the net loss of revenues to less than $4,000,000.

6.03 Conditions to the Company’s and Stockholders’ Obligations. The obligation of the Company and the Stockholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions at or before the Closing. All of the conditions are for the benefit of the Company and the Stockholders and one or more of such conditions may be waived by the Company, with the approval or consent of the Stockholder Representative, but without the approval or consent of Buyer or any Stockholder:

(a) The representations and warranties made by Buyer and Merger Subsidiary in this Agreement which contain Materiality Qualifiers shall be true and correct in all material respects, and all of the other representations and warranties made by the Buyer and Merger Subsidiary in this Agreement shall be true and correct in all respects, in each case as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date);

(b) Buyer and Merger Subsidiary shall have performed or complied with, in each case, in all material respects, all the covenants and agreements required to be performed or complied with by them under this Agreement prior to the Closing Date;

(c) Since the date of this Agreement, there shall not have been any event or occurrence with respect to Buyer or Merger Subsidiary which could reasonably be expected to have a materially adverse effect on the ability of Stockholders’ to have a reasonable opportunity to receive the Maximum Contingent Amount;

(d) Buyer and the Escrow Agent shall have executed the Escrow Agreement and delivered a duly executed counterpart thereof to the Stockholder Representative;

(e) Buyer and Merger Subsidiary shall have delivered to the Company at Closing a certificate of an executive officer of Buyer and a certificate of an executive officer of Merger Subsidiary in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, stating that the conditions precedent set forth in subsections (a) and (b) of this Section 6.03 have been satisfied;

(f) a copy of resolutions of the board of directors of Buyer, certified as true and correct by an appropriate officer of Buyer, approving the Agreement and the transactions contemplated hereunder;

(g) a copy of resolutions of the board of directors of the Merger Subsidiary, certified as true and correct by an appropriate officer of the Merger Subsidiary, approving the Agreement and the transactions contemplated hereunder; and

(f) the Certificate of Merger, duly executed by the Merger Subsidiary.

ARTICLE VII.

TERMINATION

7.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Buyer and the Company;

(b) by Buyer if at any time during the period from the date of this Agreement to the Closing Date, any representation or warranty made by the Company or a Stockholder in this Agreement or any document or certificate delivered pursuant to this Agreement is or becomes untrue or inaccurate, or any covenant made by the Company or the Stockholders in this Agreement is not performed or otherwise breached, such that any of the conditions in Sections 6.02(a), (b), (c), or (d) are not capable of being satisfied (assuming the Closing were to otherwise occur immediately thereafter); provided, that, in the event of a breach of a representation, warranty or covenant that is capable of being cured, notice of the breach of such covenant has been delivered by Buyer to the Company and the Company or the Stockholder(s) do not cure such breach by the earlier to occur of the thirtieth (30th) Business Day after receipt of such notice or the date provided in Section 7.01(d); or

(c) by the Company if at any time during the period from the date of this Agreement to the Closing Date, any representation or warranty made by Buyer or the Merger Subsidiary in this Agreement or any document or certificate delivered pursuant to this

Agreement is or becomes untrue or inaccurate, or any covenant made by Buyer or the Merger Subsidiary in this Agreement is not performed or otherwise breached, such that any of the conditions in Sections 6.03(a) or (b) are not capable of being satisfied (assuming the Closing were to otherwise occur immediately thereafter); provided, that, in the event of a breach of a representation, warranty or covenant that is capable of being cured, notice of the breach of such covenant has been delivered by the Company to Buyer and Buyer or Merger Subsidiary does not cure such breach by the earlier to occur of the thirtieth (30th) Business Day after receipt of such notice or the date provided in Section 7.01(d); or

(d) by Buyer or the Company if the transactions contemplated by this Agreement have not been consummated by December 31, 2012; provided, however, that no party shall be entitled to terminate this Agreement pursuant to this Section 7.01(d) if such party’s willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby; or

(e) by the Company or Buyer if a United States federal or state court of competent jurisdiction or Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise permanently prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

7.02 Effect of Termination. In the event of termination of this Agreement by Buyer or the Company, as provided in Section 7.01, all provisions of this Agreement shall terminate and there shall be no liability on the part of Buyer, Merger Subsidiary, the Company, the Stockholder Representative or the Stockholders other than liability for actions constituting actual fraud; provided, however, that notwithstanding the foregoing: (i) Sections 10.01, 10.02, 10.08, 10.10 and 10.15 hereof shall survive indefinitely; and (ii) no such termination shall relieve any party hereto of any liability for damages to the other party hereto resulting from any willful and material breach of this Agreement, without giving effect to Materiality Qualifiers, prior to such termination.

ARTICLE VIII.

SURVIVAL; INDEMNIFICATION

8.01 Survival of Representations, Warranties and Covenants. Except as otherwise specifically set forth in this Section 8.01, the representations and warranties contained in Article III, ARTICLE IIIA and Article IV, and the respective indemnification obligations of the Company, the Stockholders and Buyer with respect thereto, and the right to assert such indemnity claims under this Article VIII shall survive the Closing Date for a period ending on the day that is 548 days following the Closing Date; provided, however, that the Fundamental Representations (other than the representations and warranties contained in Section 3.13) and the right to assert claims for indemnity under this Article VIII in respect of such Fundamental Representations shall survive the Closing Date for a period of time equal to the statute of limitations applicable to the commencement of lawsuits for breach of such Fundamental Representations; and provided, further, that the representations and warranties contained in Section 3.13 and the right to assert claims for indemnity under this Article VIII for such representations and warranties shall survive the Closing Date until the fourth anniversary of the Closing Date. For purposes of this Agreement “Fundamental Representations” shall mean the representations and warranties contained in Sections 3.01, 3.02, 3.05, 3.06, 3.11, 3.13 (other than Section 3.13(i)), 3.16, 3.26, 3A.01, 3A.02, 3A.03, 3A.05, 3A.06, 4.01 and 4.02.

The covenants of the parties contained in this Agreement and the indemnification obligations of the Stockholders and Buyer with respect thereto, and the right to assert claims for indemnity under this Article VIII in respect of such indemnification obligations shall survive the Closing for a period of time during which such covenants are to be performed in accordance with the terms of this Agreement and for such further period of time equal to the statute of limitations applicable to the commencement of a lawsuit for breach of such covenants.

Each of the respective survival periods described in the preceding paragraphs of this Section 8.01, as applicable, is individually referred to in this Agreement as a “Survival Period”.

In addition, with respect to any specific representation, warranty or covenant for which an Indemnified Party shall have delivered a notice of a claim prior to the termination date for the applicable Survival Period of such representation, warranty or covenant, and as to which such claim has not been completely and finally resolved prior to such termination date, the indemnification obligation in respect of a breach of such representation, warranty or covenant shall be deemed to survive solely for purposes of such claim for the period of time beyond such termination date sufficient to resolve, completely and finally, the claim relating to such representation, warranty or covenant in accordance with this Agreement. Except as otherwise provided in this Section 8.01, the parties agree that no claims or causes of action for indemnification pursuant to this Agreement may be brought against any Stockholder or Buyer based upon any of the representations and warranties or covenants contained in this Agreement after the expiration of the applicable Survival Period therefor as set forth in this Section 8.01. Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing an action based upon allegations of actual fraud in connection with this Agreement.

8.02 Indemnification by the Stockholders.

(a) Subject to the limitations contained in this Article VIII, following the Closing, the Stockholders (severally but not jointly, in accordance with and subject to the provisions of Section 8.02(d) and 8.02(e)) shall indemnify Buyer, the Surviving Corporation and their successors and assigns and each of their respective officers, directors and employees in his, her or its capacity as such (collectively, the “Buyer Indemnified Parties”) from and hold them harmless against any Losses that Buyer Indemnified Parties suffer, sustain or become subject to as a result of, in connection with, or arising out of (i) any breach of any of the representations and warranties of the Company contained in Article III of this Agreement, (ii) any breach of, or failure to perform, any covenant of the Company contained in this Agreement, (iii) any breach of the representations and warranties of the Stockholders contained in ARTICLE IIIA or any covenants of the Stockholders contained in this Agreement, and (iv) (A) any Taxes imposed on the Company Entities or for which the Company Entities are otherwise liable for any Pre-Closing Tax Period; and (B) any Taxes of any member of an affiliated, consolidated combined or unitary group of which the Company Entities (or any predecessor of the Company Entities) are or were a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign law or regulation (collectively, “Buyer Losses”). Notwithstanding any other provision of this Agreement, the Company shall have no obligation to indemnify Buyer Indemnified Parties for any Buyer Loss arising out of or in connection with the net operating losses of the Company Entities or the amount, unavailability, failure to be useable or the invalidity of any net operating losses of the Company Entities for any Tax period, including (but not limited to) under the provisions of Sections 382, 383 and 384 of the Code, the Treasury Regulations applicable to affiliated groups filing consolidated federal income Tax returns, or under any other provisions of Tax law. As used herein, the term “Losses” means any and all losses, liabilities, damages, penalties, fines, costs and/or expenses, including Taxes, and reasonable attorneys’ fees; provided, however, that with respect to any contractual indemnification Claim under Article VIII of this Agreement, no party to this Agreement shall be liable for (i) punitive damages or exemplary damages or (ii) any indirect, special, remote or consequential damages, lost profits, diminution in value, damages to reputation or loss to goodwill to the extent that any of the foregoing damages or other amounts described in this clause (ii) are not otherwise recoverable under principles of Delaware contract law applicable to a breach of the underlying contractual provisions; provided, however, that to the extent any damages excluded from the term “Losses” by virtue of this Section 8.02 or otherwise made unrecoverable by virtue of this Section 8.02 (“Excluded Damages”) are required to be paid by an Indemnified Party to a third party in respect of a Claim (as this term is defined in Section 8.04(a)) asserted or brought against or imposed on such Indemnified Party, then the term “Loss” and “Losses” with respect to any indemnification claim by such Indemnified Party arising out of such Claim may include all Excluded Damages required to be paid in respect of such Claim.

(b) No claim for indemnification under Section 8.02(a) that is based upon (i) any representations and warranties that are not Fundamental Representations or (ii) the representations and warranties contained in Section 3.13 and 3.16, shall be made by a Buyer Indemnified Party unless and until the aggregate amount of all Losses suffered by Buyer as a result of a breach by the Indemnified Parties of such representations and warranties exceeds $1,000,000 (the “Basket Amount”), and then only to the extent the aggregate amount of all such Losses exceeds the Basket Amount; provided, however, that the Basket Amount shall not apply to Buyer Losses by reason of any claims brought on the basis of actual fraud by the Company.

(c) In no event shall the Stockholders’ aggregate obligation to indemnify Buyer Indemnified Parties exceed an amount equal to (i) the remaining amount of the Escrow Fund, with respect to Buyer Losses resulting from a breach of the representations and warranties other than Fundamental Representations, (ii) 25% of the Merger Consideration actually paid to the Stockholders, with respect to Buyer Losses resulting from a breach of the representations and warranties contained in Section 3.16, or (iii) 100% of the Merger Consideration actually paid by

Buyer to the Stockholders, with respect to Buyer Losses resulting from a breach of the Fundamental Representations, other than those in contained in Sections 3.16. Each of the respective cap amounts described in the preceding sentence of this Section 8.02(c), as applicable, is individually referred to in this Agreement as a “Cap Amount”; provided, however, that the Cap Amount shall not apply to Buyer Losses by reason of any claims brought on the basis of actual fraud by the Company. With respect to each Stockholder individually, there shall be no maximum obligation to indemnify Buyer Indemnified Parties for Buyer Losses based upon such Stockholder’s individual representations and warranties contained in Sections 3A.01 and 3A.05.

(d) Except as specifically provided in this 8.02(d) or in Section 8.02(e), the liability of the Stockholders under this Article VIII shall be several in nature and shall be satisfied in the manner specified in this Section 8.02(d). In the case of any Buyer Losses of the type described in clause (i), (ii) or (iv) of Section 8.02(a), Buyer shall have recourse to the Escrow Fund in respect of such Buyer Losses without reference to several liability, and the Escrow Amount shall be the sole and exclusive source of funds to cover any such Buyer Losses; provided, however, that any such Buyer Losses that are based upon a breach by the Company or a Stockholder of a Fundamental Representation shall be satisfied, first, from the Escrow Amount, second (to the extent that the Escrow Amount has been exhausted), by payments to be made by the Stockholders in accordance with their Indemnification Allocations (or, if applicable, in accordance with Section 8.02(e)). In the case of any Buyer Losses of the type described in clause (iii) of Section 8.02(a), the Escrow Amount shall be the initial source of funds to cover any such Buyer Losses, and following exhaustion of the Escrow Amount, such Buyer Losses shall be satisfied by payments to be made by the particular Stockholder that breached his, her or its representations and warranties contained in ARTICLE IIIA or his, her or its covenants contained in this Agreement (or, if applicable, in accordance with Section 8.02(e)), it being understood that (except to the extent that such Buyer Losses are to be satisfied by recourse to the Escrow Amount or in accordance with Section 8.02(e)) no Stockholder shall have any liability to satisfy any Buyer Losses resulting from a breach of the representations, warranties or covenants made by any other Stockholder. Notwithstanding anything to the contrary contained in this Article VIII, each party agrees that the maximum obligation of any Stockholder to provide indemnification for Buyer Losses shall be limited to an amount equal to the aggregate cash consideration received by such Stockholder pursuant to Article I (except as specifically provided in the last two sentences of Section 8.02(c)). As used, herein, the term “Indemnification Allocation” means, in the case of each Stockholder, the percentage set forth opposite the name of such Stockholder on Schedule 8.02(d) hereto (it being understood that the percentages set forth on such Schedule total to less than 100% as a result of the fact that the Indemnification Allocations of certain Stockholders are 0%, and Buyer hereby acknowledges and agrees that, after the Escrow Amount has been exhausted, Buyer Indemnified Parties will not be able to recover the portion of any Buyer Losses that would be borne by such Stockholders if their Indemnification Allocations were equal to their Stockholder Allocations).

(e) To the extent that Section 8.02(d) expressly provides that indemnification obligations of the Stockholders or the Stockholders shall be satisfied by payments to be made by such Stockholders or Stockholders (as the case may be), Lowell Hellervik, Lowell Waldo Shea Hellervik 2015 Grantor Retained Annuity Trust dated December 1, 2010, Lowell Waldo Shea

Hellervik 2016 Grantor Retained Annuity Trust dated December 1, 2010, Lowell Waldo Shea Hellervik 2017 Grantor Retained Annuity Trust dated December 1, 2010, Lowell Waldo Shea Hellervik 2018 Grantor Retained Annuity Trust dated December 1, 2010 and Lowell Waldo Shea Hellervik 2019 Grantor Retained Annuity Trust dated December 1, 2010 (such trusts collectively, the “Hellervik Trusts”) shall be jointly and severally liable with each other Hellervik Stockholder for the aggregate amount of Buyer Losses that all Hellervik Stockholders are obligated to satisfy under Section 8.02(d), and Each Ninth House Stockholder shall be jointly and severally liable with each other Ninth House Stockholder for the aggregate amount of Buyer Losses that all Ninth House Stockholders are obligated to satisfy under Section 8.02(d). “Hellervik Stockholders” shall mean Lowell Hellervik, the Hellervik Trusts, and Cay Hellervik. “Ninth House Stockholders” shall mean PM Operating Ltd., Hook Investments LLC, and Snipes 2005 Trust.

(f) Buyer shall not be entitled to set off for claims for any Buyer Losses incurred by any Buyer Indemnified Parties against any Contingent Payment to be made by Buyer pursuant to Section 1.06 unless and until the Escrow Amount has been exhausted, and then Buyer shall be required to pay Stockholders’ Representative interest of 10% per annum on any such set off to the extent that it has been finally determined pursuant to this Article VIII that a Buyer Indemnified Party suffered Buyer Losses that were less than set forth on such claim and such amount had been subject to set off.

(g) Notwithstanding any other provision in this Agreement to the contrary, the Stockholders shall not have any liability for, and a Buyer Indemnified Party shall not bring any indemnification claim for, any of the following: (i) a Loss, to the extent that the amount thereof was (A) included in the calculation of the Merger Consideration pursuant to Section 1.05 or (B) the basis of an adjustment made to the Merger Consideration pursuant to Section 1.05; or (ii) a Loss, to the extent that it is reflected or reserved for as part of Actual Net Working Capital, as finally determined pursuant to Section 1.05(d).

(h) For purposes of determining the amount of any Buyer Losses resulting from any inaccuracy in or breach of any representation or warranty or covenant, such Buyer Losses shall be determined without regard to any Materiality Qualifier contained in or otherwise applicable to such representation or warranty.

8.03 Indemnification by Buyer.

(a) Subject to the limitations contained in this Article VIII, following the Closing, Buyer agrees to indemnify the Stockholders and their successors and assigns and each of their respective officers, directors and employees in his, her or its capacity as such (collectively, the “Stockholder Indemnified Parties”) from and hold them harmless against any Losses which the Stockholder Indemnified Parties may suffer, sustain or become subject to as a result of or arising out of (i) any breach of any of the representations and warranties of Buyer or Merger Subsidiary contained in this Agreement, (ii) any breach of, or failure to perform, any covenant of Buyer or

Merger Subsidiary contained in this Agreement or (iii) any breach of any covenant to be performed by the Surviving Corporation after the Closing (collectively, “Stockholder Losses”).

(b) No claim for indemnification under Section 8.03(a) shall be made by a Stockholder Indemnified Party unless and until the aggregate amount of all Losses suffered by the Stockholder Indemnified Parties exceeds the Basket Amount, in which case Buyer shall be obligated to indemnify the Stockholders for the aggregate amount of Stockholder Losses in excess of the Basket Amount; provided, however, that the Basket Amount shall not apply to Stockholder Losses by reason of any claims brought on the basis of actual fraud by Buyer or Merger Subsidiary nor shall it apply to any Losses suffered by any of the Stockholder Indemnified Parties resulting from a breach of the provisions of Article I or Section 5.11 hereof by Buyer.

(c) In no event shall the aggregate obligation of Buyer and Merger Subsidiary to indemnify the Stockholder Indemnified Parties pursuant to Section 8.03(a) (other than in respect of the provisions of Article I or Section 5.11 hereof) for Stockholder Losses exceed an amount equal to $10,000,000; provided, however, that such limitation shall not apply to Stockholder Losses by reason of any claims brought on the basis of actual fraud by Buyer or Merger Subsidiary nor shall it apply to any Losses suffered by any of the Stockholder Indemnified Parties resulting from a breach of the provisions of Article I or Section 5.11 hereof by Buyer.

8.04 Method of Asserting Claims; Certain Procedures and Limitations. As used herein, an “Indemnified Party” shall refer to a “Buyer Indemnified Party” or “Stockholder Indemnified Party”, as applicable, the “Notifying Party” shall refer to the party hereto who is entitled or whose Indemnified Parties are entitled to indemnification hereunder (and, in the case of the Stockholder Indemnified Parties, includes the Stockholder Representative for periods from and after the Closing), and the “Indemnifying Party” shall refer to the party hereto obligated to indemnify such Notifying Party’s Indemnified Parties.

(a) In the event that any of the Indemnified Parties receives a written notice of a claim or demand from any third party or is made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party that could reasonably be expected to result in the incurrence of Losses for which such Indemnified Party is entitled to indemnification hereunder (any such third party claim, demand, action or proceeding being referred to as a “Claim”), the Notifying Party shall give the Indemnifying Party prompt notice thereof, with a copy to the Escrow Agent (for so long as all or part of the Escrow Amount is still held by the Escrow Agent), which notice shall set forth, to the extent ascertainable, the amount of the applicable Claim. The failure to give such notice shall not affect any Indemnified Party’s ability to seek indemnification hereunder except to the extent that the Indemnifying Party is prejudiced as a result of such failure, including where the failure to so notify the Indemnifying Party results in Losses to the Indemnifying Party or the forfeiture of substantive rights or defenses that would otherwise be available in the defense of such Claim.

The Indemnifying Party shall be entitled to contest and defend such Claim on behalf of the Indemnified Parties, and for so long as it does so, shall not be liable or responsible for any fees or disbursements of counsel to the Indemnified Parties in connection therewith. Notice of the intention to contest and defend any such Claim shall be given by the Indemnifying Party to the Notifying Party within 15 Business Days after the Notifying Party’s notice of such Claim. If the Indemnifying Party fails to give notice of its intention to assume the defense of such Claim within the required time period, the Indemnified Party against whom such Claim has been made may (upon notice to the Indemnifying Party) employ counsel reasonably satisfactory to the Indemnifying Party to represent or defend it against any such Claim and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel; provided, however, that the Indemnifying Party shall not, in connection with any Claim or any separate but substantially similar Claims arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties, except to the extent that local counsel, in addition to its regular counsel, is required in order to effectively defend against such Claim. If the Indemnifying Party does assume the defense of a Claim, the Notifying Party shall have the right to participate in the defense of such Claim at its own expense and shall be kept reasonably informed as to the defense of such Claim at all stages thereof. In no event shall an Indemnifying Party that has assumed the defense of a Claim concede, settle or compromise such Claim without the prior written consent of the Indemnified Party, unless such concession, settlement or compromise (i) contains an unconditional release of the Indemnified Party and (ii) does not contain an admission of fault or wrongdoing on the part of the Indemnified Party. In addition, in no event shall an Indemnified Party concede, settle or compromise any Claim for which it is or may be entitled to indemnification hereunder, without the prior written consent of the Indemnifying Party. Notwithstanding the procedures described above, in the event that the Claim may be covered by insurance, the Indemnified Party shall tender the defense of such Claim to the Indemnified Party’s insurers and notify the Indemnified Party that it has done so, and shall take all other action reasonably required to result in such insurers assuming the defense of such Claim and satisfying their obligations in respect of the payment or reimbursement thereof, prior to seeking any indemnification from the Indemnifying Party. Without limiting the generality of the foregoing procedures, any Indemnifying Party who is or may be entitled to indemnification against a Claim pursuant to this Agreement shall (x) provide to the Indemnifying Party all documents and information relating to such Claim which are in the possession of the Indemnified Party or can be obtained by such Indemnified Party without undue cost or expense as promptly as practicable and (y) give the Indemnifying Party reasonable access to the accounting and other appropriate personnel and the independent accountants of the Indemnifying Party and its affiliates in order to permit the Indemnifying Party to obtain information reasonably required to evaluate such Claim. Notwithstanding anything to the contrary contained herein, an Indemnifying Party shall not be required to pay any Losses arising from a Claim for so long as the Notifying Party is in breach in any material respect of its obligations in respect of such Claim provided for in the foregoing sentence. In addition, in no event shall any Indemnifying Party be liable to an Indemnified Party for any Losses from a Claim to the extent that such Losses could reasonably be expected to have been avoided or reduced if the Indemnified Party had complied in a timely manner with its obligations in clauses (x) and (y) above.

(b) In the event any Indemnified Party has a claim for indemnification pursuant to this Article VIII against any Indemnifying Party that does not involve a Claim asserted or brought by a third party, the Notifying Party shall deliver a notice of such claim with reasonable promptness to the Indemnifying Party, with a copy to the Escrow Agent (for so long as all or part of the Escrow Amount is still held by the Escrow Agent), which notice shall set forth a good faith estimate of the amount of such claim. If the Indemnifying Party notifies the Notifying Party that it does not dispute the claim described in such notice or fails to notify the Notifying Party within 30 days after delivery of such notice by the Notifying Party as to whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the Notifying Party’s notice shall be conclusively deemed a liability of the Indemnifying Party and, subject to the limitations set forth in Section 8.02, 8.03 and 8.05(a), as applicable, the Indemnifying Party shall pay (or cause the Escrow Agent to pay, if applicable) the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Notifying Party shall proceed in good faith to negotiate a resolution of such dispute. If the dispute is not resolved through such negotiations within 60 days after the delivery of the Notifying Party’s notice of such claim, such dispute shall be resolved through litigation.

(c) After the Closing, the rights set forth in this Article VIII (together with the dispute resolution provisions set forth in Section 1.05(d), governing disputes under Section 1.05(d) and Section 1.06) shall be each party’s sole and exclusive remedies against the other parties hereto for breach of any representation, warranty or covenant contained in and all other matters covered or contemplated by the Transaction Documents, except (i) with respect to claims for actual fraud, and (ii) with respect to actions or proceedings to obtain injunctive or other equitable relief in the event of a breach or intended or threatened breach of any of the covenants of the other parties to this Agreement to be performed on or after the Closing Date (as set forth in Section 10.09 hereof). All other rights and remedies in respect of any such breaches or other matters (other than as set forth in clause (i) and (ii) of the preceding sentence) by any such party are hereby expressly forever waived, released and relinquished. Without limiting the generality of the foregoing, Buyer, Merger Subsidiary and Surviving Corporation hereby expressly agree that (A) neither the Stockholders nor the Company shall have any liability to Buyer, Merger Subsidiary or Surviving Corporation or their respective affiliates or representatives arising out of or related to any breach by the Company or any Stockholder of any of the representations and warranties set forth in Article III and ARTICLE IIIA, it being understood that Buyer’s and Merger Subsidiary’s sole remedy therefor shall be the indemnification obligations of the Stockholders as set forth in Section 8.02(a) (subject to the limitations set forth in this Article VIII), and (B) Buyer and Surviving Corporation shall not seek any indemnification, contribution, repayment or other remedy or recourse directly or indirectly (through any director or officer of the Company or the Stockholders or otherwise) from the Stockholders with respect to any matter related to the Company Entities or their respective businesses, operations, properties or assets (including, but not limited to, any matters relating to the merchantability, value or use of any such properties or assets) or the subject matter of this Agreement (whether on the basis of a claim sounding in tort, contract, statute or otherwise) outside of the provisions of this Article VIII. Buyer, Merger Subsidiary and the Surviving Corporation acknowledge and agree that they shall have no recourse in connection with the transactions or other matters contemplated by this Agreement (i) against the Company’s officers, directors or agents, other than, if applicable, in their capacities as Stockholders under this Article VIII or (ii) against the Escrow Amount or the Stockholders for recovery of any punitive damages or other damages that are excluded from the definition of the term “Losses.”

(d) Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Damages for which it is entitled to indemnification pursuant to this Article VIII.

(e) In the event of payment by an Indemnifying Party to any Indemnified Party in connection with any Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right or claim relating to such Claim or against any other Person. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim. All Losses recoverable by an Indemnified Party pursuant to this Article VIII shall be net of any amounts recovered by the Indemnified Party under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses and the Indemnified Party shall use commercially reasonable efforts to assert and pursue claims under all applicable insurance policies or other collateral sources provided, however, that no Indemnified Party shall be required to obtain or maintain any insurance policy or collateral source or pursue legal action against any insurance company or collateral source. If an Indemnified Party recovers any amounts under insurance policies or other collateral sources with respect to any Losses after the time the Indemnifying Party has indemnified such Indemnified Party against such Losses, the Indemnified Party shall promptly pay such amounts to the Indemnified Party. Such indemnified Party shall be obligated to use commercially reasonable efforts to seek any such payments to which it may be entitled.

(f) Any indemnification payable under this Article VIII shall be, to the extent permitted by law, an adjustment to the Merger Consideration.

(g) Notwithstanding anything to the contrary contained in this Agreement, following the Closing, the Stockholders waive any right of indemnification and/or contribution they may now have or hereafter acquire, either at law, in equity or otherwise, against any of the Company Entities with respect to any Losses against which they have agreed to indemnify a Buyer Indemnified Party under this Article VIII or any claims by any Buyer Indemnified Party for actual fraud.

8.05 Escrow Agreement Terms.

(a) The Escrow Amount shall be held by the Escrow Agent for the period specified herein (the “Escrow Period”) and shall be released by the Escrow Agent in accordance with this Section 8.05 and the terms of the Escrow Agreement. During the Escrow Period, if any Buyer Indemnified Party becomes subject to any claim or suffers any Buyer Losses for which such Buyer Indemnified Party is entitled to indemnification pursuant to this Article VIII from the Escrow Amount, it shall be required to give notice to the Stockholder Representative and the Escrow Agent and to proceed initially against the Escrow

Amount to recover an amount equal to the amount of such Buyer Losses (in accordance with the procedures and subject to the limitations set forth in this Article VIII). If any claim that is the subject of a notice delivered by a Buyer Indemnified Party to the Stockholder Representative and the Escrow Agent is withdrawn, settled or dismissed, Buyer shall promptly notify the Stockholder Representative and Escrow Agent, and such claim shall be deemed withdrawn for purposes of this Article VIII.

(b) The Escrow Agreement shall provide, among other things, that (A) Buyer, on the one hand, and the Stockholders, on the other hand, shall each be responsible for payment of 50% of the fees and charges of the Escrow Agent and otherwise incurred under such agreement (which, in the case of the portion to be borne by the Stockholders, shall be paid out of the Escrow Amount), (B) all interest and investment returns on the Escrow Amount shall be taxable to Buyer, (C) if the date of a payment from the Escrow Amount occurs more than six months after the date on which the first deposit of the Escrow Amount is made with the Escrow Agent, a portion of the payment will be treated by the Stockholder Representative as imputed interest to the extent required under the Code, (D) prior to the distribution of the Escrow Amount to the Stockholder Representative, the Escrow Agent will distribute to Buyer an amount equal to 40% of the taxable income reported as taxable to Buyer pursuant to clause (B)), and (E) in acting under the Escrow Agreement, the Escrow Agent shall be entitled to the privileges and immunities specified in the Escrow Agreement.

(c) (i) On the twelve-month anniversary of the Closing Date, the Escrow Agent shall promptly deliver to the Stockholder Representative, cash in an amount equal to $4,000,000 less (A) all amounts previously paid out of the Escrow Amount in satisfaction of any Buyer Losses pursuant to Section 8.02(a), less (B) the aggregate value of all claims for indemnification made pursuant to Section 8.02(a) that have not yet been paid, to the extent proper notice of such claim has been timely filed by a Buyer Indemnified Party in accordance with Article VIII and has not been withdrawn, settled or dismissed (“Pending Claims”); and (ii) on the day that is 548 days following the Closing Date, the Escrow Agent shall promptly deliver to the Stockholder Representative, cash in amount equal to the then-current balance of the Escrow Account, less the aggregate value of all then-Pending Claims. Each time that the Escrow Agent delivers a portion of the Escrow Amount to any Person, the Escrow Agent shall deliver a notice to the Stockholder Representative and Buyer setting forth the amount of such portion, the aggregate amount of all then-Pending Claims, and the amount of the Escrow Amount that remains in escrow under the Escrow Agreement solely due to pending resolution of its then-Pending Claims (in each instance, the “Retained Cash”).

(d) Within ten (10) Business Days after each Pending Claim has been completely and finally resolved in accordance with this Agreement, the Escrow Agent shall deliver to the Stockholder Representative the Retained Cash, if any, relating to that Pending Claim, less an amount of cash equal to the aggregate amount owing to Buyer Indemnified Parties, if any, but that has not yet been paid, in connection with the final resolution of such Pending Claim (which amount owing to Buyer Indemnified Parties shall be paid to or at the direction of Buyer in satisfaction of the Pending Claim).

ARTICLE IX.

STOCKHOLDER REPRESENTATIVE

9.01 Designation. Subject to the terms and conditions of this Section 9.01, PDI Stockholder Representative, LLC is designated as the representative of the Stockholders (such person, when acting in such capacity, being defined herein as the “Stockholder Representative”) to serve, and Buyer hereby acknowledges that the Stockholder Representative shall serve, as the sole representative of the Stockholders, from and after the Effective Time with respect to the matters set forth in this Agreement and the Escrow Agreement, such service to be without compensation except for the reimbursement of out-of-pocket expenses and indemnification specifically provided herein. The Stockholder Representative has accepted such designation as of the date hereof. Notwithstanding anything to the contrary contained in this Agreement or the Escrow Agreement, the Stockholder Representative shall have no duties or responsibilities except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Stockholder shall otherwise exist against the Stockholder Representative.

9.02 Authority. Each Stockholder hereby irrevocably appoints, effective as of the date hereof, the Stockholder Representative as the agent, proxy and attorney-in-fact for such Stockholder for all purposes of this Agreement, including full power and authority on such Stockholder’s behalf: (i) to take all actions which the Stockholder Representative in its sole discretion) considers necessary or desirable in connection with the defense, pursuit or settlement of any determinations relating to the payment of the Escrow Amount and any claims for indemnification pursuant to Article VIII hereof, including to sue, defend, negotiate, settle and compromise any such claims for indemnification made by or against, and other disputes with, Buyer pursuant to this Agreement or any of the agreements or transactions contemplated hereby, (ii) to engage and employ agents and representatives (including accountants, legal counsel and other professionals) and to incur such other expenses as it (in its sole discretion) shall deem necessary or prudent in connection with the administration of the foregoing, (iii) to establish a cash reserve from the Preliminary Fixed Merger Consideration in an aggregate amount of $500,000 to be used to fund the actions, obligations and expenses of the Stockholder Representative as contemplated under this Agreement, which amount shall be deducted proportionately from each Stockholder’s share of the Preliminary Fixer Merger Consideration, (iv) to disburse to the Stockholders all indemnification payments received from Buyer under Article VIII and all Contingent Payments, in each case, in accordance with the Limited Liability Company Agreement of PDI Stockholder Representative, LLC (the “Stockholder Representative Agreement”) unless and until PDI Stockholder Representative, LLC ceases to be the Stockholder Representative, (v) to take all actions which may be taken by the Stockholder Representative pursuant to Section 1.05 and Section 1.06, (vi) to accept and receive notices to the Stockholders and send any notices pursuant to this Agreement, and (vii) to take all other actions and exercise all other rights which the Stockholder Representative (in its sole discretion) considers necessary or appropriate in connection with this Agreement. Each Stockholder, by accepting any portion of the Preliminary Fixed Merger Consideration, agrees that such agency and proxy are coupled with an interest, and are therefore irrevocable without the consent of the Stockholder Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Stockholder. All decisions and acts by the Stockholder Representative shall be binding upon all Stockholders, and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same.

9.03 Resignation. In the event that the entity authorized hereunder as a Stockholder Representative shall be dissolved or liquidated or shall otherwise fail to act on behalf of the Stockholders for any reason, the Stockholder Representative shall be another Person or entity designated by the Stockholders and such substituted representative shall be deemed to be the Stockholder Representative for all purposes of this Agreement.

9.04 Reliance by Third Parties on the Stockholder Representative’s Authority. The Stockholder Representative is authorized to act on behalf of the Stockholders notwithstanding any dispute or disagreement among the Stockholders, and the other parties hereto shall be entitled to rely on any and all action taken by the Stockholder Representative without any liability to, or obligation to inquire of, any Stockholder even if such party shall be aware of any actual or potential dispute or disagreement among the Stockholders. Each of the other parties hereto is expressly authorized to rely on the genuineness of the signature of the Stockholder Representative and, upon receipt of any writing which reasonably appears to have been signed by the Stockholder Representative, the other parties hereto may act upon the same without any further duty of inquiry as to the genuineness of the writing.

9.05 Exculpation and Indemnification. Neither the Stockholder Representative nor any agent employed by it shall be liable to any Stockholder relating to the performance of the Stockholder Representative’s duties under this Agreement for any errors in judgment, negligence, oversight, breach of duty or otherwise, except to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Stockholder Representative constituted actual fraud. The Stockholder Representative shall be indemnified and held harmless by the Stockholders against all Losses paid or incurred in connection with any action, suit, proceeding or claim to which the Stockholder Representative is made a party by reason of the fact that it was acting as the Stockholder Representative pursuant to this Agreement; provided, however, that the Stockholder Representative shall not be entitled to indemnification hereunder to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Stockholder Representative constituted actual fraud. Any amount owing to the Stockholder Representative from the Stockholders pursuant to this Section 9.05 first shall be reduced on a pro rata basis from the next succeeding distribution(s) of the Escrow Amount by the Escrow Agent to the Stockholders, and any amounts owing thereafter to the Stockholder Representative shall be paid pro rata by all of the Stockholders. The Stockholder Representative shall be protected in acting upon any notice, statement or certificate believed by it to be genuine and to have been furnished by the appropriate person and in acting or refusing to act in good faith or any matter.

ARTICLE X.

MISCELLANEOUS

10.01 Press Releases and Announcements. (a) Subject to the provisions of Section 10.01(b) below, no party to this Agreement will issue any announcement or press release regarding the execution of this Agreement until the earlier of (i) December 6, 2012 or (ii) the Closing Date. An announcement or press release regarding the transactions contemplated by this Agreement shall be made as of the earlier of the dates specified in clause (i) or (ii) above to the financial community and the general public. The form, content and method of issuance of such announcement or press release shall be mutually agreed to between the Stockholder Representative and Buyer.

(b) Notwithstanding the provisions of Section 10.01(a) above, each party hereto shall have the right, without the approval or consent of the other parties hereto, to may make or issue any announcement or press release regarding this Agreement or the transactions contemplated hereby which it in good faith believes, based on advice of counsel, is necessary or advisable in order to comply with any requirement of applicable law or regulation, it being understood and agreed that, to the extent practical, each party shall provide the other parties hereto with copies of any such announcement or press release in advance of such issuance. Without limiting the generality of the foregoing, Buyer shall have the right, without the approval or consent of the Stockholder Representative, the Company or the Stockholders, to issue such press releases, make such public disclosures and statements, and/or file with the Securities and Exchange Commission (“SEC”) and/or the New York Stock Exchange, such documents or reports concerning this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder as Buyer reasonably deems necessary, based on advice of counsel; provided, however, that, to the extent practical, Buyer shall provide the Stockholder Representative with copies of any such announcement or press release in advance of such issuance.

10.02 Expenses. Except as otherwise expressly provided for herein, the Company, on the one hand, and Buyer and the Merger Subsidiary, on the other, shall pay all of their own expenses (including attorneys’, accountants’ and advisory fees) in connection with the negotiation of this Agreement, the performance of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby (whether consummated or not).

10.03 Amendment and Waiver. This Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced; provided, however, that, no amendment shall be effective to amend the Merger Consideration with respect to all of the Stockholders unless such amendment shall have been approved by each Stockholder entitled originally to approve the Merger in accordance with the provisions of the DGCL. No course of dealing between or among any persons having any interest in this Agreement shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

10.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) if delivered personally, effective when delivered, or (ii) if sent by facsimile, telecopy or other electronic transmission device (other than electronic mail), when receipt is acknowledged; provided, however, that if receipt is acknowledged after normal business hours of the recipient, notice shall be deemed to have been given on the next Business Day, or (iii) if delivered by express delivery service, effective when delivery has been signed for or otherwise acknowledged by standard process, or (iv) if mailed by registered or certified mail (return receipt requested), effective three Business Days after mailing, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

Notices to Buyer, Merger Subsidiary or the Surviving Corporation:

Korn/Ferry International

1900 Avenue of the Stars, Suite 2600

Los Angeles, CA 90067

Attn: Brian Suh, Senior Vice President and Peter L. Dunn, General Counsel

Facsimile: (310) 286-2405

With a copy to (which shall not constitute notice to Buyer, Merger Subsidiary or the Surviving Corporation hereunder):

Morrison & Foerster LLP

555 West Fifth Street, 35th Floor

Los Angeles, California 90013

Attn: Michael C. Cohen

Facsimile: (213) 892-5454

Notices to the Company (prior to the Closing):

Personnel Decisions International Corporation

33 South Sixth Street, Suite 4900

Minneapolis, MN 55402-1608

Attention: Lowell Hellervik, Ph. D. and R. J. Heckman, Ph. D.

Facsimile: (612) 337-3698

Notice or the Stockholder Representative (after the Closing):

PDI Stockholder Representative, LLC

c/o Estes Law Firm P.A.

4741 Fremont Avenue South

Minneapolis, MN 55419-5206

Attention: R.D. Estes

Facsimile: (612) 827-4000

In each case, with respect to the Company or the Stockholder Representative, with a copy to (which shall not constitute notice to the Company or the Stockholder Representative hereunder):

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN 55402

Attention: William A. Jonason

Facsimile: (612) 340-7800

10.05 Assignment.

(a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto, and such consent may be granted or withheld in the sole and absolute discretion of such other parties. In the event of an assignment, whether or not approved in accordance with this Section 10.05, the assignor shall not be released from its obligations hereunder.

(b) Notwithstanding the foregoing, Buyer shall be entitled to assign its rights and delegate its duties under this Agreement, without the consent of any other party, to any of the following (collectively, the “Permitted Transferees”): (i) any Affiliate of Buyer who acquires all or substantially all of the equity interests of the Surviving Corporation or all or substantially all of the business and operations of the Combined Business; or (ii) to any Person who acquires all or substantially all of the equity interests of the Surviving Corporation, whether by a sale of equity interests, by merger, consolidation or otherwise; provided that Buyer complies with the provisions of Section 1.06(e)(ii); or (iii) to any Person who acquires all or substantially all of the business and operations of the Combined Business, by way of an asset sale, merger, consolidation or otherwise, provided that Buyer complies with the provisions of Section 1.06(e) (ii); or (iv) to the surviving entity in connection with any merger or consolidation involving Buyer; or (v) to any Person who acquires all or substantially all of the business of Buyer, by way of an asset sale, stock sale, merger, consolidation or otherwise.

10.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.07 Disclosure Schedule. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. In no event shall the mere listing in a Disclosure Schedule of a document or other item be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty relates to the existence of the document or other item itself, or unless the listing of a document or item in a Disclosure Schedule otherwise reasonably informs Buyer of an exception to such representation or warranty). No exceptions to any representations or warranties disclosed on one section in the Disclosure Schedule shall constitute an exception to any other representations or warranties made in this Agreement unless the exception is disclosed on each such other applicable section of the Disclosure Schedule or cross referenced or incorporated by reference in such other applicable section of the Disclosure Schedule or such exception is reasonably apparent on its face to apply to another Section of the Disclosure Schedule. Where a representation and warranty in this Agreement has more than one subsection, subparagraph or subpart, but this Agreement only calls for a disclosure in one Section for such representation and warranty (including all subsections, subparagraphs and subparts there), a disclosure in that section of the Disclosure Schedule shall identify which subsection, subparagraph or subpart that such disclosure applies to; provided, however, disclosures identified with one particular subsection, subparagraph or subpart of a Schedule shall be deemed constructively disclosed or listed in all other sections, subsections, subparagraphs and subparts of that section of the Disclosure Schedule if and to the extent it is reasonably apparent on the face of such disclosure that it is applicable to such other sections, subsections, subparagraphs and subparts of that section of the Disclosure Schedule.

10.08 Governing Law. The internal law, without regard for conflicts of laws principles, of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

10.09 Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of the Company entities, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity. The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

10.10 Venue.

(a) Each party shall be entitled to enforce this Agreement specifically in any court of chancery of the State of Delaware or any court of the United States located in the State of Delaware (in each case in addition to any other remedy to which such party is entitled at law or in equity).

(b) In addition, each party hereby:

(i) submits itself to the personal jurisdiction of (A) the courts of chancery of the State of Delaware, and (B) the United States District Court for the District of Delaware, with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute;

(ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(iii) agrees that it will not bring any action relating to this Agreement (or any transactions contemplated by this Agreement) in any court other than the courts referred to in Section 10.10(b)(i) above.

10.11 Complete Agreement. This Agreement (including the Disclosure Schedule, the Confidentiality Agreement and the Escrow Agreement) contains the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

10.12 Construction. The parties and their respective counsel have participated jointly in the negotiation and drafting of the Transaction Documents. Each of the parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of the Transaction Documents. In the event an ambiguity or question of intent or interpretation arises, the Transaction Documents will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of the Transaction Documents. In addition:

(a) Any reference to any law will be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(b) The headings preceding the text of articles and sections included in this Agreement and the headings to the schedules and exhibits are for convenience only and are not be deemed part of this Agreement or given effect in interpreting this Agreement.

(c) References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to or attached to this Agreement, unless otherwise specified.

(d) The word “including” means “including without limitation.” The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement.

(e) The Disclosure Schedule, and all other schedules and exhibits attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in the Disclosure Schedule or any other Schedule or any exhibit but not otherwise defined therein shall have the meaning defined in this Agreement.

(f) For purposes of this Agreement, the term “knowledge”, when used with respect to any Company Entity, means information that is actually known by R. J. Heckman, Ph.D., Mark Winter, Karin Lucas (solely with respect to Sections 3.12, 3.13, 3.14, 3.15, 3.18, 3.23, 3.25 and 3.26), and Nelda Mayberry (solely with respect to Sections 3.12, 3.13, 3.14, 3.15, 3.18, 3.23, 3.25 and 3.26), after reasonable inquiry by such persons.

(g) For purposes of this Agreement, the term “Business Day” means any day that is not a Saturday, Sunday, federal holiday or a day on which banks in Minneapolis, Minnesota are closed.

(h) For purposes of this Agreement, the term “ordinary course of business” means one or more actions taken that (i) are consistent with the past practices of such person or entity, (ii) are taken in the ordinary course of the normal day-to-day operations of such person or entity, and (iii) are not in violation of any law.

(i) For purposes of this Agreement, the term “Material Adverse Effect” shall mean an actual material adverse effect or a change, effect or circumstance which would reasonably be expected to have a material adverse effect on the business, prospects, operations, earnings, assets or financial condition of the referenced entity or referenced entities, as applicable, or on the enforceability of this Agreement or the ability of any party to perform its obligations under this Agreement to consummate the transactions contemplated under this Agreement in the manner and within the time periods specified in this Agreement; provided, however, that none of the following (nor the effects thereof) shall be deemed, individually or in the aggregate, to constitute, and none of the following (nor the effects thereof) shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) changes or conditions affecting the United States economy or financial markets or foreign economies or financial markets generally (provided that the referenced entity or referenced entities as a whole are not materially disproportionately affected thereby, compared to industry competitors); (ii) changes in or developments in the industry in which the referenced entity or referenced entities operate, including seasonal changes (provided that the referenced entity or referenced entities as a whole are not materially disproportionately affected thereby, compared to industry competitors); (iii) this Agreement, the transactions contemplated by this Agreement or the announcement thereof, including disclosure of the fact that Buyer is the prospective buyer of the Company (including any claim, litigation, cancellation of or delay in client engagements or orders, reduction in revenues or income, disruption of business relationships or loss of employees related thereto); (iv) any action taken (or not taken) by the other party or parties pursuant to the terms of this Agreement or with such other party or other parties’ express written consent; (v) any failure, in and of itself, by the referenced entity or referenced entities to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clause (v), the facts or circumstances giving rise or contributing to such failure to meet estimates, predictions, projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); (vi) any changes in law or GAAP becoming effective after the date hereof (provided that the referenced entity or referenced entities as a whole are not materially disproportionately affected thereby, compared to industry competitors); or (vii) changes or conditions resulting from acts of war, terrorism or nature or political or regulatory conditions (provided that the referenced entity or referenced entities as a whole are not materially disproportionately affected thereby, compared to industry competitors).

(j) All references to dollar amounts are to United States lawful currency.

(k) For purposes of this Agreement, the term “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

10.13 Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

10.14 Time is of the Essence. The parties hereby expressly acknowledge and agree that time is of the essence for each and every provision of this Agreement.

10.15 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect until the Effective Time. Until the Effective Time, the Company, Buyer and Buyer’s affiliates agree to comply with the terms of such Confidentiality Agreement, except as otherwise provided in Section 10.01.

10.16 No Third-Party Beneficiaries. Notwithstanding the provisions of Section 5.10 hereof and except for the provisions of Section 5.08 and Article VIII, nothing expressed or referred to in this Agreement confers any rights or remedies upon any person that is not a party or permitted assign of a party to this Agreement.

10.17 Certain Legal Matters.

(a) Transfer and Consent. Buyer agrees and acknowledges that Dorsey & Whitney, LLP (“Dorsey”) has represented the Company in connection with the transactions provided for in this Agreement. Effective upon the Closing, the Company shall, without the necessity of further documentation of transfer, be deemed to have irrevocably assigned and transferred to the Stockholder Representative all of the Company’s right and title to and interest in all communications with, and work product of, Dorsey as they relate to this Agreement, all ancillary agreements hereto (including the other Transaction Documents) and the transactions effected by each and the preparation and negotiation thereof, together with all written or other materials consisting of, containing, summarizing or embodying such communications and work product. Buyer, for itself and all of its affiliates, hereby consents to the representation by Dorsey of Stockholders in any future matter relating to post-Closing disputes concerning this Agreement and all transactions provided for herein.

(b) Waiver of Privilege. Buyer covenants that, after the Closing, no attorney-client privilege belonging to the Company relating to any matter related to this Agreement, all ancillary agreements hereto (including the other Transaction Documents), or the transactions effected by any of them or the preparation or negotiation thereof, together with any written or other materials consisting of, containing, summarizing or embodying such communications or work product, occurring before the Closing will be waived, nor will the content of communications or work product related to such privilege be disclosed to any person or entity, without the prior written consent of the Stockholders’ Representative.

10.18 Index of Defined Terms.

Term	Section	Page
401(k) Plan	5.10(c)	50
Actual Net Cash Amount	1.05(d)(i)	5
Actual Net Working Capital	1.05(d)(i)	5
Adjustment	1.05(d)(i)	6
Affected Employee	5.10(b)	50
Affiliate	10.12(k)	76
Affiliated Group	3.11(k)	22
Agreement	Preamble	1
Annual Financial Statements	3.07(a)	16
Anti-Corruption Laws	3.26(f)	35
Base Factor	1.06(j)(i)	11
Basket Amount	8.02(b)	61
Benefit Liabilities	1.05(e)(iv)	9

Benefit Payment Notice	1.05(e)(iv)	9
Business	Recitals	1
Business Day	10.12(g)	75
Buyer	Preamble	1
Buyer Indemnified Parties	8.02(a)	60
Buyer Indemnified Party	8.04	64
Buyer Losses	8.02(a)	61
Buyer’s D&O Premium Payment	5.08(a)	45
Buyer’s Representatives	5.02(a)	41
Cap Amount	8.02(c)	62
Certificate of Merger	1.02	3
CIS	3.15(h)	29
Claim	8.04(a)	64
Closing	2.01	14
Closing Date	2.01	14
Code	3.11(h)	21
Combined Business	1.06(j)(ii)	12
Combined Business Disposition	1.06(j)(iii)	12
Common Stock	Recitals	1
Company Benefit Plan	3.16(d)	30
Company Entities	3.01	14
Company Entity	3.01	14
Company Intellectual Property	3.13(c)	25
Company Material Adverse Effect	3.01	14
Company	Preamble	1
Competing Transaction	5.15(b)	54
Confidentiality Agreement	5.02(b)	41
Contingent Payment Dates	1.06(c)	10
Contingent Payment Period	1.06(j)(iv)	12
Contingent Payment Statement	1.06(e)	10
Contingent Payments	1.06(a)	9
D&O Parties	5.08(a)	45
D&O Party	5.08(a)	45
DGCL	1.01	2
Disclosure Schedule	Article III	14
Disputed Items	1.05(d)(iii)	7
DOJ	5.03(b)	42
Dorsey	10.17(a)	77
Effective Time	1.02	3
Encumbrance	3.03	15
Enforceability Exception	3.02	15
Environmental, Health and Safety Laws	3.19(a)(i)	30
Environmental, Health and Safety Permits	3.19(c)	31
ERISA	3.16(a)	29
Escrow Agent	1.05(b)(ii)	4
Escrow Agreement	1.05(b)(ii)	4

Escrow Amount	1.05(b)(ii)	4
Escrow Period	8.05(a)	67
Estimated Net Cash Amount	1.05(a)	4
Estimated Net Working Capital	1.05(a)	4
Estimated Working Capital Adjustment	1.05(a)	4
Excluded Damages	8.02(a)	61
Existing Company Health Care Plans	5.10(b)	50
Existing Debt	1.05(e)(i)	8
Final Fixed Merger Consideration	1.05(d)(iv)	7
Foreign Consents	3.04	15
FTC	5.03(b)	42
Fundamental Representations	8.01	60
GAAP	1.05(e)(iv)	9
German and Japanese Benefit Plans	1.05(c)	5
German Benefit Plan	1.05(c)	5
Government Authority	3.26(h)	35
Government Official	3.26(g)	35
Governmental Authority	3.04	15
Hazardous Materials	3.19(a)(ii)	31
Heckman Offer Letter	Recitals	2
Hellervik Assignment	Recitals	2
Hellervik Stockholders	8.02(e)	63
Hellervik Trusts	8.02(e)	63
HSR Act	3.04	15
Inbound Licensed Intellectual Property	3.13(e)	25
Indebtedness	3.22(a)	32
Indemnification Allocation	8.02(d)	62
Indemnified Party	8.04	64
Indemnifying Party	8.04	64
Independent Arbitrator	1.05(d)(iii)	7
Intellectual Property	3.13(a)	24
IP Assignments	Recitals	2
Japan Retirement Plan	1.05(c)	5
Japanese Benefit Plans	1.05(c)	5
Knowledge	10.12(f)	75
Latest Balance Sheet	3.07(a)	16
Latest Financial Statements	3.07(a)	16
Lease Consents	3.04	15
Leased Real Property	3.10(b)	19
Leases	3.10(b)	19
Letter of Transmittal	1.08(a)	13
Losses	8.02(a)	61
Losses	8.02(c)	66
Management Agreement Termination Agreement	Recitals	2
Management Bonus	1.05(e)(ii)	9
Management Incentive Payments	1.05(e)(ii)	8

Management Services Termination Agreement	Recitals	2
Material Adverse Effect	10.12(i)	75
Material Contract	3.12	23
Material Contracts Third Party Consents	3.04	15
Materiality Qualifiers	6.02(a)	55
Maximum Contingent Amount	1.06(a)	10
Merger	Recitals	1
Merger Consideration	1.05(a)	3
Merger Subsidiary	Preamble	1
Net Cash Amount	1.05(e)(iii)	9
Net Working Capital	1.05(e)(iv)	9
Ninth House Stockholders	8.02(e)	63
NLRA	3.15(a)	27
Notifying Party	8.04	64
Objection Notice	1.05(d)(ii)	6
Omni	Recitals	2
Omni Assignments	3A.05	36
Omni License	3A.05	36
Ordinary Course of Business	10.12(h)	75
OSHA	3.15(b)	28
Other Adjustments	1.05(a)	4
Other Antitrust Regulations	5.03(a)	41
Outbound Licensed Intellectual Property	3.13(e)	25
Owned Real Property	3.10(a)	19
PDISR	Preamble	1
Pending Claims	8.05(c)	68
Permits	3.18	30
Permitted Encumbrances	3.10(f)	20
Permitted Transferees	10.05(b)	72
Person	3.04	15
Personal Data	3.25(a)	33
Plans	3.16(b)	29
Pre-Closing Tax Contest	5.09(h)	49
Pre-Closing Tax Period	5.09(b)	47
Preliminary Fixed Merger Consideration	1.05(a)	4
Pre-Signing Agreements	Recitals	1
Prior Limitation and Indemnity Provisions	5.08(b)	45
Real Property	3.10(b)	19
Reference Period	5.12(a)	51
Registered Intellectual Property	3.13(b)	24
Release	3.19(a)(iii)	31
Retained Cash	8.05(c)	68
SEC	10.01(b)	71
Security Incident	3.25(c)	33
Settlement Date	1.05(d)(iv)	7
Specified Action Items	5.11(c)	51

Specified Employee	6.02(h)	56
Statement of Adjustment	1.05(d)(i)	5
Stockholder Allocation	1.08(a)	13
Stockholder Indemnified Parties	8.03(a)	63
Stockholder Indemnified Party	8.04	64
Stockholder Losses	8.03(a)	63
Stockholder Representative	9.01	68
Stockholder Representative Agreement	9.02	69
Stockholder Termination Agreement	Recitals	2
Stockholder Written Consent	Recitals	1
Stockholders	Recitals	1
Straddle Period	5.09(e)	48
Straddle Returns	5.09(c)	47
Subordinated Notes	1.05(e)(i)	8
Subsidiaries	3.05	15
Survival Period	8.01	60
Surviving Corporation	1.01	2
Surviving Corporation Common Stock	1.07(b)	12
Synergies	1.06(j)(v)	12
Tail Insurance Policy	5.08(a)	45
Target Net Working Capital	1.05(e)(v)	9
Tax Returns	3.11(a)	20
Taxes	3.11(m)	22
Taxing Authority	3.11(m)	22
Transaction Documents	3.02	14
Transaction Fee Invoices	1.05(c)	5
Transaction Fees	1.05(e)(vi)	9
Transfer Taxes	5.09(f)	48
Unaudited Statement	1.05(d)(i)	5
WARN ACT	3.15(f)	28
Work Permits	3.15(h)	29
Working Capital Adjustment	1.05(e)(vii)	9

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the day and year first above written.

KORN/FERRY INTERNATIONAL

By:	/s/ Peter L. Dunn
Name:	Peter L. Dunn
Title:	Corporate Secretary and General Counsel

UNITY SUB, INC.

By:	/s/ Peter L. Dunn
Name:	Peter L. Dunn
Title:	President and Secretary

PERSONNEL DECISIONS
INTERNATIONAL CORPORATION

By:	/s/ R .J. Heckman, Ph.D.
Name:	R .J. Heckman, Ph.D.
Title:	Chief Executive Officer

PDI STOCKHOLDER
REPRESENTATIVE, LLC, solely in its capacity as Stockholder Representative

By:	/s/ R.D. Estes
Name:	R.D. Estes
Title:	Manager

Signature Page to Agreement and Plan of Merger

STOCKHOLDERS

LOWELL WALDO SHEA HELLERVIK 2015 GRANTOR RETAINED ANNUITY TRUST DATED DECEMBER 1, 2010

By:	/s/ Lowell W. Hellervik
Name:	Lowell W. Hellervik
Title:	Trustee

LOWELL WALDO SHEA HELLERVIK 2016 GRANTOR RETAINED ANNUITY TRUST DATED DECEMBER 1, 2010

By:	/s/ Lowell W. Hellervik
Name:	Lowell W. Hellervik
Title:	Trustee

LOWELL WALDO SHEA HELLERVIK 2017 GRANTOR RETAINED ANNUITY TRUST DATED DECEMBER 1, 2010

By:	/s/ Lowell W. Hellervik
Name:	Lowell W. Hellervik
Title:	Trustee

LOWELL WALDO SHEA HELLERVIK 2018 GRANTOR RETAINED ANNUITY TRUST DATED DECEMBER 1, 2010

By:	/s/ Lowell W. Hellervik
Name:	Lowell W. Hellervik
Title:	Trustee

Signature Page to Agreement and Plan of Merger

LOWELL WALDO SHEA HELLERVIK 2019 GRANTOR RETAINED ANNUITY TRUST DATED DECEMBER 1, 2010

By:	/s/ Lowell W. Hellervik
Name:	Lowell W. Hellervik
Title:	Trustee

/s/ Lowell W. Hellervik
Lowell W. Hellervik

/s/ Mary Catherine Shea Hellervik
Mary Catherine Shea Hellervik

WELLS FARGO BANK, N.A., solely in its capacity as directed trustee of the Personnel Decisions International Corporation Retirement Savings Plan

By:	/s/ Sondra Johnson
Name:	Sondra Johnson
Title:	Vice President

PM OPERATING LTD

By: The Peter C. Meinig Revocable Trust September 4, 1992

Its: General Partner

/s/ Anne Smalling
Name:	Anne Smalling
Title:	Trustee

Signature Page to Agreement and Plan of Merger

HOOK INVESTMENTS LLC

By:	/s/ Richard Hojel
Name:	Richard Hojel
Title:	Member

SNIPES 2005 TRUST

By:	/s/ James Jefferson Snipes
Name:	James Jefferson Snipes
Title:	Trustee

/s/ Anthony Mitchell
Anthony Mitchell

Signature Page to Agreement and Plan of Merger

Exhibit A

Form of Escrow Agreement

ESCROW AGREEMENT

This Escrow Agreement dated this 31st day of December, 2012 (the “Escrow Agreement”), is entered into by and among Korn/Ferry International (“Buyer”) and PDI Stockholder Representative, LLC (“PDISR,” and together with Buyer, the “Parties,” and individually, a “Party”), and Wells Fargo Bank, National Association, a national banking association, as escrow agent (“Escrow Agent”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Buyer, Unity Sub, Inc., Personnel Decisions International Corporation, the Stockholders and PDISR have entered into that certain Agreement and Plan of Merger dated December 5, 2012 (the “Merger Agreement”) pursuant to which the Buyer is required to place in escrow certain funds to provide Buyer a source of payment for disbursements to be made to Buyer pursuant to Sections 1.05(d)(iv) or 5.09(b) of the Merger Agreement and any indemnifiable Buyer Losses pursuant to the Merger Agreement; and

WHEREAS, Buyer agrees to place such funds in escrow, and the Escrow Agent agrees to hold and distribute such funds and applicable interest earned thereon in accordance with the terms of this Escrow Agreement.

NOW, THEREFORE, in consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and the Escrow Agent agree as follows:

ARTICLE 1

ESCROW DEPOSIT

Section 1.1. Receipt of Escrow Property. Buyer shall deliver to the Escrow Agent by wire transfer in immediately available funds on the Closing Date the amount of $8,000,000.00 (together with interest, gains and other income earned thereto, the “Escrow Property”).

Section 1.2. Investments.

(a) The Escrow Agent is hereby directed to deposit, transfer, hold and invest the Escrow Property in the Wells Fargo Money Market Deposit Account (“MMDA”). Each of the Parties hereby acknowledges that: (i) amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (“FDIC”), in the basic FDIC insurance amount of $250,000 per depositor, per insured bank, such deposit to include principal and accrued interest up to a total of $250,000; (ii) PDISR and Buyer shall have full power to jointly direct in writing investments in the account, and (iii) PDISR and Buyer may change the directions contained in this Section 1.2(a) at any time and that it shall continue in effect until revoked or modified by PDISR and Buyer by joint written notice to the Escrow Agent. Any investment earnings and income on the Escrow Property shall become part of the

Escrow Property and shall be disbursed in accordance with Section 1.3 and Section 1.4 of this Escrow Agreement. The Escrow Agent shall acknowledge receipt of the Escrow Property to Buyer and to PDISR as soon as reasonably practicable upon actual receipt thereof.

(b) The Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Escrow Agreement. The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of the Escrow Agent or for any third person or dealing as principal for its own account. The Parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations, or advice.

Section 1.3. Disbursements.

(a) In the event that a disbursement is to be made to Buyer pursuant to Sections 1.05(d)(iv) (“Merger Consideration”) or 5.09(b) (“Taxes”) of the Merger Agreement, the Escrow Agent shall promptly make such disbursements at any time requested in written instructions signed jointly by Buyer and PDISR.

(b) In the event that Buyer has a claim for indemnification against the Stockholders pursuant to Article VIII of the Merger Agreement, Buyer shall give written notice of such claim to PDISR substantially in the form of Exhibit C hereto (a “Claim”), with a copy to the Escrow Agent. Unless PDISR delivers to Escrow Agent and Buyer a written objection containing reasonably detailed specifications of the grounds for objection to such disbursement within thirty (30) days following the date that Buyer gave notice of such Claim to PDISR and the Escrow Agent as set forth above, the Escrow Agent shall thereafter disburse to the Buyer an amount necessary to satisfy such Claim from the Escrow Property. If PDISR objects in accordance with the preceding sentence, the Escrow Agent shall not disburse any funds with respect to such Claim to the Buyer, except for any undisputed amount of such Claim (which the Escrow Agent shall promptly release according to the written instructions included in the Buyer’s notice of Claim), until (i) final settlement of such dispute between the Buyer and PDISR by mutual written agreement as provided to the Escrow Agent, or (ii) upon final, non-appealable decision of a court of competent jurisdiction or similar judicial entity establishing the Buyer’s right to indemnification under the Merger Agreement with respect to such Claim.

(c) The Escrow Agent shall disburse to PDISR for the account of the Stockholders by wire transfer of immediately available funds to an account designated by PDISR on the first Business Day that is twelve (12) months after the Closing Date, an amount equal to $4,000,000 less (A) all amounts previously paid out of the Escrow Property in satisfaction of any Buyer Losses, less (B) the aggregate value of all then-pending Claims. On the day that is 548 days following the Closing Date, the Escrow Agent shall disburse to PDISR for the account of the Stockholders the entire balance of the Escrow Property as it exists on that date, less any amounts reserved for then-pending Claims (the “Final Disbursement”). Amounts reserved by a pending

Claim will be disbursed by the Escrow Agent only in accordance with the joint written instructions of Buyer and PDISR or a final court order pursuant to Section 1.3(b). Upon final resolution of a pending Claim, the Escrow Agent shall within ten (10) Business Days disburse to PDISR for the account of the Stockholders the amount reserved for that Claim less any amount owed to the Buyer Indemnified Parties, if any, in connection with the final resolution of that Claim, which such amount shall be disbursed to the Buyer Indemnified Parties in accordance with the Buyer’s instructions. Immediately prior to the Final Disbursement, the Escrow Agent shall disburse to Buyer an amount equal to 40% of the taxable income reported as taxable to Buyer pursuant to Section 1.5(a) below, and provide notice of the amount of such disbursement to PDISR.

Each time the Escrow Agent disburses a portion of the Escrow Property, the Escrow Agent shall deliver a notice to the Buyer and PDISR setting forth the amount of such portion, the aggregate amount of all then-pending Claims, and the amount of the Escrow Property that remains in escrow solely due to pending resolution of the then-pending Claims.

(d) The Parties hereby acknowledge and agree that the distribution of the Escrow Property to a Party pursuant to this Escrow Agreement shall not limit or otherwise affect any other right which such Party may have pursuant to the Merger Agreement and that the Escrow Property does not constitute an exclusive remedy for the Parties under the Merger Agreement (except as otherwise set forth therein).

Section 1.4. Security Procedure For Funds Transfers. The Escrow Agent shall confirm each funds transfer instruction received in the name of a Party by means of the security procedure selected by such Party and communicated to the Escrow Agent through a signed certificate in the form of Exhibit A-1 or Exhibit A-2 attached hereto, which upon receipt by the Escrow Agent shall become a part of this Escrow Agreement. Once delivered to the Escrow Agent, Exhibit A-1 or Exhibit A-2 may be revised or rescinded only by a writing signed by an authorized representative of the Party. Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent a reasonable opportunity to act on it. If a revised Exhibit A-1 or A-2 or a rescission of an existing Exhibit A-1 or A-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to such Party, such document shall be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of the Party under this Escrow Agreement.

The Parties understand that the Escrow Agent’s inability to receive or confirm funds transfer instructions pursuant to the security procedure selected by such Party may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

Section 1.5. Income Tax Allocation and Reporting.

(a) The Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Property shall be allocable to Buyer. If the date of a disbursement to Buyer from the Escrow Property pursuant to Section 1.3(a) occurs more than six months after the date of this Agreement, a portion of that disbursement shall be treated by the Escrow Agent as imputed interest to the extent required under the Code and as calculated by the Buyer. The Escrow Agent shall, to the extent required by the Internal Revenue Service, duly and timely prepare the appropriate IRS Forms 1099 and shall promptly deliver copies of such forms to Buyer.

(b) Prior to closing, the Parties shall provide the Escrow Agent with certified tax identification numbers by furnishing appropriate forms W-9 or W-8 and such other forms and documents that the Escrow Agent may request. The Parties understand that if such tax reporting documentation is not provided and certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any amounts payable pursuant to this Agreement.

(c) The Parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Property and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 1.5(c) is in addition to the indemnification provided in Section 3.1 and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

Section 1.6. Termination. This Escrow Agreement shall terminate on the later of (a) the day that is 548 days following the Closing Date and (b) the resolution of the last outstanding Claim by the Buyer under the Merger Agreement which was pending on the day that is 548 days following the Closing Date. At such time, the Escrow Agent shall be authorized and directed to disburse the Escrow Property in accordance with Section 1.3, and this Escrow Agreement shall be of no further force and effect, except that the provisions of Sections 1.5(c), 3.1 and 3.2 hereof shall survive termination.

ARTICLE 2

DUTIES OF THE ESCROW AGENT

Section 2.1. Scope of Responsibility. Notwithstanding any provision to the contrary, the Escrow Agent is obligated only to perform the duties specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature. Under no circumstances will the Escrow Agent be deemed to be a fiduciary to any Party or any other person under this Escrow Agreement. The Escrow Agent will not be responsible or liable for the failure of any Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Escrow Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. References in this Escrow Agreement to any other agreement, instrument, or document are for the convenience of the Parties, and the Escrow Agent has no duties or obligations with respect thereto. This Escrow

Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement.

Section 2.2. Attorneys and Agents. The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent. The Escrow Agent shall be reimbursed as set forth in Section 3.1 for any and all reasonable compensation (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

Section 2.3. Reliance. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority. Concurrent with the execution of this Escrow Agreement, the Parties shall deliver to the Escrow Agent authorized signers’ forms in the form of Exhibit A-1 and Exhibit A-2 to this Escrow Agreement.

Section 2.4. Right Not Duty Undertaken. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.

Section 2.5. No Financial Obligation. No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

ARTICLE 3

PROVISIONS CONCERNING THE ESCROW AGENT

Section 3.1. Indemnification. The Parties, jointly and severally, shall indemnify, defend and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage and reasonable expense, including, without limitation, reasonable attorneys’ fees and expenses or other professional fees and reasonable expenses which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent, arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates, unless such loss, liability, cost, damage or expense shall have been finally adjudicated to have been directly caused by the willful misconduct or gross negligence of the Escrow Agent. The provisions of this Section 3.1 shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

Section 3.2. Limitation of Liability. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (I) DAMAGES, LOSSES OR EXPENSES

ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, OR (II) SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

Section 3.3. Resignation or Removal. The Escrow Agent may resign by furnishing written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Property and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

Section 3.4. Compensation. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit B, which compensation shall be paid 50% by Buyer and 50% by PDISR on behalf of the Stockholders, with PDISR’s portion to be paid out of the Escrow Property. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent’s services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys’ fees and expenses, occasioned by any such delay, controversy, litigation or event. If any amount due to the Escrow Agent hereunder is not paid within thirty (30) days of the date due, the Escrow Agent in its sole discretion may charge interest on such amount up to the highest rate permitted by applicable law. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Property with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Property.

Section 3.5. Disagreements. If any conflict, disagreement or dispute arises between, among, or involving any of the Parties concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrow Property until the Escrow Agent (i) receives a final non-appealable order of a court of competent jurisdiction or a final non-appealable arbitration decision directing delivery of the Escrow Property, (ii) receives a written agreement executed by each of the Parties involved in such disagreement or dispute directing delivery of the Escrow Property, in which event the Escrow Agent shall be authorized to disburse the Escrow Property in accordance with such final court order, arbitration decision, or agreement, or (iii) files an interpleader action in any court of competent jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the Escrow Property and shall be entitled to recover attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. The Escrow Agent shall be entitled to act on any such agreement, court order, or arbitration decision without further question, inquiry, or consent.

Section 3.6. Merger or Consolidation. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

Section 3.7. Attachment of Escrow Property; Compliance with Legal Orders. In the event that any Escrow Property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Property, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

Section 3.8 Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

ARTICLE 4

MISCELLANEOUS

Section 4.1. Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Party and the Escrow Agent and shall require the prior written consent of the other Party and the Escrow Agent (such consent not to be unreasonably withheld); provided, however, that Buyer shall have the right, without the consent of the other Parties hereto, but with prior written notice to the other Parties hereto, to assign all or any portion of its rights, duties and obligations under this Escrow Agreement (a) to any Affiliate or direct or indirect subsidiary of Buyer or (b) in connection with the sale of all or substantially all of the capital stock or assets of Buyer; provided further, that in each case such assignment will not release Buyer from any of its obligations under this Escrow Agreement.

Section 4.2. Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Property escheat by operation of law.

Section 4.3. Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) by overnight delivery with a reputable national overnight delivery service, or (iv) by mail or by certified mail, return receipt requested, and postage prepaid. If any notice is delivered by means of (i), (ii) or (iii) in the preceding sentence, it shall be deemed given upon the actual date of such delivery. If any notice is mailed, it shall be deemed given three Business Days after the date such notice is deposited in the United States mail. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Party in writing of any name or address changes. In the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by the Escrow Agent.

If to Buyer:

Korn/Ferry International

1900 Avenue of the Stars, Suite 2600

Los Angeles, CA 90067

Attn: Brian Suh, Senior Vice President and Peter L. Dunn, General Counsel

Facsimile: (310) 286-2405

with a copy which shall not constitute notice, to:

Morrison & Foerster LLP

555 West Fifth Street, 35th Floor

Los Angeles, California 90013

Attn: Michael C. Cohen

Facsimile: (213) 892-5454

If to PDISR:

PDI Stockholder Representative, LLC

c/o Estes Law Firm P.A.

4741 Fremont Avenue South

Minneapolis, MN 55419-5206

Attention: R.D. Estes

Facsimile: (612) 827-4000

with a copy which shall not constitute notice, to:

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN 55402

Attention: William A. Jonason

Facsimile: (612) 340-7800

If to the Escrow Agent:

Wells Fargo Bank, National Association

625 Marquette Avenue, 11th Floor

Minneapolis, MN 55479

Attention: Lynn Lean, N9311-115

Facsimile No.: (612) 667-2160

Section 4.4. Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its principles of choice of law or conflicts of law. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Escrow Agreement, whether in tort or contract or at law or in equity, exclusively in court of chancery of the State of Delaware or any court of the United States located in the State of Delaware (in each case in addition to any other remedy to which such party is entitled at law or in equity (the “Chosen Courts”) and, solely in connection with claims arising out of or related to this Escrow Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection or claim to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, and (d) waives the right to trial by jury with respect to any claims hereby. Each Party hereby acknowledges that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction and service of process have been read, understood and voluntarily agreed to by such party and that by agreeing to such provisions such party is waiving important legal rights.

Section 4.5. Entire Agreement. This Escrow Agreement (and the Transaction Documents and the Merger Agreement as each applies to the Parties only) sets forth the entire agreement and understanding of the Parties and the Escrow Agent related to the Escrow Property.

Section 4.6. Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

Section 4.7. Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

Section 4.8. Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

Section 4.9. Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

Section 4.10. Referenced Terms. This Escrow Agreement is the Escrow Agreement referred to in the Merger Agreement.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

BUYER:

KORN/FERRY INTERNATIONAL

By:
Name:
Title:

PDISR:

PDI STOCKHOLDER REPRESENTATIVE, LLC

By:
Name:
Title:

ESCROW AGENT:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Escrow Agent

By:
Name:
Title:

S-1

EXHIBIT A-1

Buyer Security Agreement

“Buyer” certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit A-1 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Buyer, and that the option checked in Part III of this Exhibit A-1 is the security procedure selected by Buyer for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Buyer.

Buyer has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit A-1 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent. By selecting the security procedure specified in Part III of this Exhibit A-1, Buyer acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Buyer.

NOTICE: The security procedure selected by Buyer will not be used to detect errors in the funds transfer instructions given by Buyer. If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary. If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution. Therefore, it is important that Buyer take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen

Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Buyer

Name	Title	Telephone Number	E-mail Address	Specimen Signature

[list more if desired]

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name	Title	Telephone Number	E-mail Address

[list more if desired]

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

☐	Option 1. Confirmation by telephone call-back. The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit A-1.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

☐	Option 2. Confirmation by e-mail. The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit A-1. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit A-1. Buyer understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail. Buyer further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

☐	Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation. The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Buyer wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent. If Buyer chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

☐	Option 4. Delivery of funds transfer instructions by password protected file transfer system with confirmation. Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ☐ telephone call-back or ☐ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above. By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this day of , 20 .

By
Name:
Title:

EXHIBIT A-2

PDISR Security Agreement

“PDISR” certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth in Parts I and II of this Exhibit A-2 identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of PDISR, and that the option checked in Part III of this Exhibit A-2 is the security procedure selected by PDISR for use in verifying that a funds transfer instruction received by the Escrow Agent is that of PDISR.

PDISR has reviewed each of the security procedures and has determined that the option checked in Part III of this Exhibit A-2 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent. By selecting the security procedure specified in Part III of this Exhibit A-2, PDISR acknowledges that it has elected to not use the other security procedures described and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by PDISR.

NOTICE: The security procedure selected by PDISR will not be used to detect errors in the funds transfer instructions given by PDISR. If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary. If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution. Therefore, it is important that PDISR take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

Part I

Name, Title, Telephone Number, Electronic Mail (“e-mail”) Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of PDISR

Name	Title	Telephone Number	E-mail Address	Specimen Signature

[list more if desired]

Part II

Name, Title, Telephone Number and E-mail Address for

person(s) designated to confirm funds transfer instructions

Name	Title	Telephone Number	E-mail Address

[list more if desired]

Part III

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

☐	Option 1. Confirmation by telephone call-back. The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part II above. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit A-2.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

☐	Option 2. Confirmation by e-mail. The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part II of this Exhibit A-2. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts I and II of this Exhibit A-2. PDISR understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail. PDISR further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

☐	Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation. The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If PDISR wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent. If PDISR chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

☐	Option 4. Delivery of funds transfer instructions by password protected file transfer system with confirmation. Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ☐ telephone call-back or ☐ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part II above. By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this day of , 20 .

By
Name:
Title:

EXHIBIT B

FEES OF ESCROW AGENT

Acceptance Fee:	$	Waived

A one time fee for our initial review of governing documents, account set-up and customary duties and responsibilities related to the closing. This fee is payable at closing.

Administration Fee:	$4,000.00

An Administration fee for customary administrative services provided by the Escrow Agent, including daily routine account management; investment transactions; cash transactions processing (including wire and check processing); disbursement of funds in accordance with the agreement; tax reporting for one entity; and providing account statements to the parties. The administration fee is payable in advance per escrow account established and is not subject to proration. The first installment of the administrative fee is payable at closing.

Out-of-Pocket Expenses:	At Cost

Out of pocket expenses will be billed as incurred at cost at the sole discretion of Wells Fargo.

Extraordinary Services:	Market Rate

Fees for services not contemplated at the time the governing documents are executed or not specifically covered elsewhere in this schedule will be determined by market rates for such services.

Assumptions:

This proposal is based upon the following assumptions with respect to the role of Escrow Agent. Should any of the assumptions, duties or responsibilities change, we reserve the right to affirm, modify or rescind this proposal.

•	Number of Escrow Accounts to be established: One

•	Amount of Escrow: $8,000,000

•	Number of Tax reporting parties: One

•	Number of parties to the transaction: Two entities

•	Number of cash transactions: One deposit and disbursements to two parties as needed per the terms of this agreement

•	Fees quoted assumes balances invested under the Escrow Agreement will be held in: Wells Fargo’s Money Market Deposit Account

•	Appointment subject to review and acceptance of the final documents

•	Appointment subject to receipt of requested due diligence information as required by the USA Patriot Act

Terms and conditions

•

Should this transaction fail to close through no fault of Wells Fargo Bank, N.A., its acceptance fee, as well as legal and out-of-pocket expenses incurred by Wells Fargo Bank, N.A., may be due and payable.

•	Counsel fees and expenses are payable at closing.

•	Invoices outstanding for over 30 calendar days are subject to a 1.5% per month late payment penalty.

Important information about opening a new account

The USA Patriot Act of 2001 requires financial institutions to obtain, verify and record information to confirm the identity of the individual or entity establishing an account. For entities opening new accounts, we will ask you for documentation that may include annual reports, certified organizational documents, government issued business licenses or partnership agreements.

EXHIBIT C

NOTICE OF CLAIM

[Name

Title

Address]

Mr./Ms.                     ,

Pursuant to Section 1.3(b) of the Escrow Agreement dated as of [                    ], by and among Korn/Ferry International (“Buyer”), PDI Stockholders Representative, LLC (“PDISR”), and Wells Fargo Bank, National Association, a national banking association, as escrow agent (“Escrow Agent”), Buyer hereby certifies that the Buyer has grounds for asserting, and has asserted in good faith, a claim pursuant to the Escrow Agreement.

The Buyer Indemnified Party and its/his/her address and payment instructions are as follows:

(Insert name of Buyer Indemnified Party address and payment instructions)

The claim is in the amount of $        , and the grounds for such claim are as follows:

(Insert reasonably detailed specification of the grounds)

Date:

BUYER:

Korn/Ferry International

By:
Name:
Its:

Copies to:

Wells Fargo Bank, N.A.

Exhibit B

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

to

Surrender and Exchange Shares of Company Capital Stock of

Personnel Decisions International Corporation (the “Company”)

in connection with the Merger (the “Merger”) of

Unity Sub, Inc. (“Merger Sub”),

a Wholly-Owned Subsidiary of Korn/Ferry International (“Purchaser”),

with and into the Company

THIS FORM SHOULD BE COMPLETED, SIGNED AND SENT TOGETHER WITH UNCERTIFICATED FORM(S) REPRESENTING YOUR SHARES OF COMPANY CAPITAL STOCK (IN THE CASE OF HOLDERS OF RECORD OF SHARES OF COMPANY CAPITAL STOCK) TO THE ADDRESS BELOW. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN BELOW DOES NOT CONSTITUTE A VALID DELIVERY.

Mail by commercial carrier (such as DHL or FedEx), expedited delivery, delivery receipt requested to:

DELIVERY INSTRUCTIONS

[Korn/Ferry International

1900 Avenue of the Stars, Suite 2600

Los Angeles CA 90067

Attn: Jonathan Kuai, Esq., Deputy General Counsel]

Re: Korn/Ferry-PDI

For information please email [Jonathan.Kuai@Kornferry.com] or call [(310) 226-2654]

Request assistance Re: Korn/Ferry-PDI

Delivery of the uncertificated forms is at the risk of the owner thereof.

December [31], 2012

Re:	Acquisition of Personnel Decisions International Corporation —Your Merger Consideration

Dear Former Personnel Decisions International Corporation Stockholder (“Stockholder”):

On December 5, 2012, Korn/Ferry International (“Purchaser”) and Personnel Decisions International Corporation (“Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser acquired Company by means of a merger of a wholly owned subsidiary of Purchaser with and into Company (the “Merger”). The merger became effective on December [31], 2012 (the “Closing Date”). In the case of any inconsistency between this Letter and the Merger Agreement (including the schedules and exhibits thereto), the terms of the Merger Agreement shall control. Capitalized terms used herein and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement

To receive the portion of the Merger Consideration to which you are entitled at the Effective Time in connection with the Merger pursuant to the Merger Agreement, please deliver to Purchaser, at the address indicated above, (a) a countersigned copy of this Letter of Transmittal, duly completed and signed by you, and (b) your original uncertificated forms representing all of your shares of Company Common Stock, free and clear of all Encumbrances (other than the Stockholders’ Agreement dated October 17, 2008, which will be terminated on the Closing Date), and in form and substance reasonably satisfactory to Purchaser.

By delivery of a countersigned copy of this letter, you agree to (x) forever waive all dissenter’s or similar rights under Delaware law, and (y) withdraw all written objections to the Merger and/or demands for appraisal, if any, with respect to the shares owned by you.

You acknowledge that, until surrendered, each outstanding uncertificated form that formerly represented shares of capital stock of the Company, free and clear of all Encumbrances (other than the Stockholders’ Agreement dated October 17, 2008, which will be terminated on the Closing Date), and in form and substance reasonably satisfactory to Purchaser (a “Stock Form”) will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement.

By delivery of a countersigned copy of this letter, (i) you reiterate and reaffirm your representations and warranties contained in Article IIIA (including, without limitation those regarding Title to Common Stock and Power and Authority) as of the date of such delivery, and (ii) you agree to, upon request, execute and deliver any additional documents reasonably deemed appropriate or necessary by Purchaser in connection with the surrender of the shares. All authority conferred or agreed to be conferred in the enclosed Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. The surrender of shares hereby is irrevocable.

You understand that surrender is not made in acceptable form until the receipt by Purchaser of the enclosed Letter of Transmittal, or a facsimile thereof, duly completed and signed by you, and of the Stock Form(s), together with all accompanying evidences of authority in form reasonably satisfactory to Purchaser. You understand that payment for surrendered shares will be made as promptly as practicable after the delivery by you of this Letter of Transmittal and after the surrender of Stock Form(s) representing the shares is made in acceptable form.

You are strongly urged to consult with legal, tax and/or financial advisor(s) of the undersigned’s choosing regarding the consequences to the undersigned of the Merger, the Merger Agreement, and your execution of the enclosed Letter of Transmittal. You acknowledge that you (a) have availed yourself of such right and opportunity (to the extent that you so desired); (b) have carefully reviewed and understand the terms of the foregoing documents and the transactions contemplated thereby and deem them to be in your best interest; and (c) are competent to execute the enclosed Letter of Transmittal free from coercion, duress or undue influence.

If you have any questions concerning the matters described herein or the enclosed Letter of Transmittal, please contact [Jonathan Kuai, Esq., Deputy General Counsel of Purchaser] by telephone at [(310) 226-2654] or by e-mail at [Jonathan.Kuai@Kornferry.com].

Please carefully read the instructions contained in this Letter of Transmittal and make certain that you have properly completed, dated and signed this Letter of Transmittal. It is important that you submit your Letter of Transmittal and surrender your Company Stock Forms as soon as possible. You will not receive your portion of the Merger Consideration for your shares of the Company pursuant to the terms of the Merger Agreement until your completed and signed Letter of Transmittal is received and your Stock Forms are surrendered.

Sincerely,

KORN/FERRY INTERNATIONAL

Agreed to and Acknowledged by:

By:

Name:

Enclosures

LETTER OF TRANSMITTAL

To Accompany Original Uncertificated Forms Representing Shares of Company Capital Stock of Personnel Decisions International Corporation (“Stock Forms”)

DESCRIPTION OF SECURITIES SURRENDERED (Please fill in. Attach separate schedule if needed.)
Names and Addresses of Registered Holders If there is any error in the name or address shown below, please make the necessary corrections.

Number of Shares of Common Stock represented by Stock Form:

SPECIAL PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the check is to be issued in a name that differs from the name on the surrendered Stock Forms. Issue to: Name: Address: Taxpayer ID:	Complete ONLY if the check is to be mailed to some address other than the address specified in “Description of Securities Surrendered.” Mail to: Name: Address:
SIGN HERE AND COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9
(Signature(s) of Holder(s)) Dated:
Name(s): (Please Print) Capacity (full title): Address: (Zip Code) Dated:

Article XI. PAYMENT BY WIRE TRANSFER: To be completed only if the payment is to be made by wire transfer.

(Please note: Applicable wire transfer fees may be deducted from your payment by your receiving banking institution.)

WIRE TRANSFER INSTRUCTIONS Bank Name: Bank Address: ABA No.: Account Name: Account No.: Reference:

Article XII.SPECIAL WIRE TRANSFER INSTRUCTIONS

To be completed ONLY if the wire transfer is to be made to an account name that differs from the name on the surrendered Stock Form(s).

Bank Name:

Bank Address:

ABA No.:

Account Name:

Account No.:

Reference:

*  Taxpayer identification number of Payee must be provided per Instruction 10 below.

Substitute Form W-9 Request for Taxpayer Identification Number and Certification

Name as shown on account (if joint, list first and circle name of the person or entity whose number you enter below) Name: Address: City, State, and Zip Code:

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)

TAXPAYER IDENTIFICATION NO. FOR ALL ACCOUNTS

Enter your taxpayer identification number in the appropriate box.

For most individuals this is your social security number. If you do not have a number, see the enclosed Guidelines.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines on which number to give the payer.

Social Security Number Employer Identification Number

Certification – Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)    I am a U.S. citizen or other U.S. person (including a U.S. resident alien)

Certification Instructions – You must cross out Item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax returns. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out Item (2). The certification requirement does not apply to real estate transactions, mortgage interest paid, the acquisition or abandonment of secured property, contributions to an individual retirement account, and payments other than interest and dividends. Also see “Signing the Certification” under “Specific Instructions” in the enclosed Guidelines.

SIGNATURE                                                                                                                       DATE

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN THE SPACE FOR THE “TIN” ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under the penalty of perjury that a taxpayer identification number has not been issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature	Date

Exhibit C

Form of 401(k) Termination Resolutions

WHEREAS, the Company, the Stockholders of the Company, PDI Stockholder Representative, LLC, a Delaware limited partnership (in its capacity as the “Representative”), Korn/Ferry International, a Delaware corporation (“Korn/Ferry”), and Unity Sub, Inc., a Delaware corporation (“Merger Subsidiary”), have entered into that certain Agreement and Plan of Merger dated December 5, 2012 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Subsidiary shall be merged with and into the Company (the “Merger”), and the Company will be the surviving entity in such Merger;

WHEREAS, the Company maintains Personnel Decisions International Retirement Savings Plan (the “Plan”) for the benefit of eligible participants;

WHEREAS, under the terms of the Merger Agreement, it is required that the Company terminate the Plan prior to the consummation of the Merger; and

WHEREAS, the Board of Directors of the Company (the “Board”), after discussion and deliberation, has unanimously determined that it is desirable to (1) terminate the Plan prior to and in connection with the Merger and (2) adopt such amendments to the Plan as the Board deems necessary to maintain the Plan’s qualified status under Section 401(a) and 501(a) of the Code; and

WHEREAS, the Board has the authority to amend and terminate the Plan.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby terminated, effective as of the day before the day on which the consummation of the Merger occurs (the “Termination Date”);

RESOLVED FURTHER, that the account of each participant in the Plan who is or was an employee of the Company as of the Termination Date, and each other participant who has not incurred five consecutive one-year breaks in service (as defined in Section 411(a)(6)(A) of the Code) before the Termination Date, be, and it hereby is, determined to be one hundred percent (100%) vested for all purposes (other than participants who have incurred five consecutive one-year breaks in service (as defined in Section 411(a)(6)(A) of the Code) before the Termination Date);

RESOLVED FURTHER, that following the Termination Date, except as provided in these resolutions, the Plan shall continue to be administered in accordance with the terms thereof, provided that following the Termination Date, the authorized officers of the Company, or any one of them, may adopt such amendments to the Plan as they, or any one of them, deem necessary to maintain the Plan’s qualified status under Section 401(a) and 501(a) of the Code;

RESOLVED FURTHER, that subject to the consummation of the Merger no further contributions by the Company on behalf of any of its employee participants will be made to the Plan after the Termination Date other than: (i) contributions that have been accrued on behalf of such participants in the Plan on or prior to the Termination Date; (ii) loan repayments; and (iii)

contributions made on behalf of such participants in the Plan based on compensation earned on or before the Termination Date;

RESOLVED FURTHER, liquidating distributions on account of Plan termination shall be made as soon as administratively feasible in a single lump sum (with or without participant consent); provided that, (i) if the Plan is submitted to the Internal Revenue Service for a determination letter in connection with the termination of the Plan, such account balances may be distributed to the Plan participants as soon as administratively feasible after the Internal Revenue Service’s issuance of a favorable determination letter for the Plan; (ii) regular distribution requests (e.g., due to severance from employment, disability, hardship, etc.) made on or after the Termination Date but prior to liquidation of the Plan shall be processed in accordance with the terms of the Plan; and (iii) the Plan’s responsible fiduciary with respect to employer securities held in the Plan shall be, and hereby is, permitted to delay distribution (and adopt such rules as it deems necessary or advisable) with respect to any participant’s contingent rights to earn-out amounts, escrow proceeds or similar amounts pending release of of any such amounts to the Plan’s trust;

RESOLVED FURTHER, that the officers of the Company (and its successors, as applicable) be, and hereby are, authorized and directed to execute and deliver any and all certificates, instruments and documents (including, but not limited to, any amendments to the Plan) and to perform such other acts as may be necessary and proper to effectuate the intent of these resolutions, and that no further authorization by the Board shall be required for such execution and delivery or for such performance;

RESOLVED FURTHER, that the officers of the Company (and its successors, as applicable) be, and hereby are, authorized to adopt such rules as they deem necessary or advisable to effect the termination of the Plan and to submit the Plan to the Internal Revenue Service for a determination letter in connection with the termination of the Plan, if and when they determine such submission to be necessary and proper; and

RESOLVED FINALLY, that the officers of the Company be, and they hereby are, authorized and directed, in the name and on behalf of the Company, to take or cause to be taken all such further actions and deeds and to execute and deliver, or cause to be executed and delivered, all such further agreements, instruments, documents, certificates and undertakings and to incur and pay all such fees and expenses as in their judgment shall be necessary or appropriate to carry out the intents and purposes of any and all of the foregoing resolutions (hereby ratifying and confirming any and all actions taken heretofore and hereafter to accomplish the purposes of these resolutions).

Exhibit D

Forms of Consents and Notice

Suite 4900
33 South Sixth Street
Minneapolis, MN 55402	December 5, 2012
Tel: 1.612.339.0927
1.800.633.4410	CONFIDENTIAL
www.pdinh.com

Via Nationally Recognized Overnight Delivery Service

[PDI contact address including email]

[Client Notice Address]

RE: [Description of Agreement]

Dear [ ]:

Personnel Decisions International Corporation (“PDI”) has entered into an agreement to merge with a subsidiary of Korn/Ferry International (“KFY”). PDI and KFY anticipate closing the merger on December 31, 2012. PDI will survive the merger and it will continue to provide the highest quality science, consultants and leadership offerings in the industry. Your point of contact at PDI will continue to be [                    ] and you will receive the same high level of service that you have come to expect. KFY shares our commitment to building the top provider of leader solutions. We believe that by merging PDI and KFY’s LTC businesses we’ll be able to provide you more offerings, deeper resources, and expanded global delivery.

As a legal matter, however, we need your consent to this merger pursuant to your agreements with PDI, each of which is listed on Schedule A. I emphasize that this merger will not change the terms or any rights under those agreements, nor will you experience any reduction in the level of service we provide.

Please return at your earliest convenience a signed copy of this letter to PDI by facsimile to the undersigned at (612) 337-3669, or scanned PDF via email followed by the original signed copy via regular U.S. mail or overnight courier service.

Thank you for your prompt attention to this matter. If you have any questions, please contact [ ] at [phone number or email address].

[Remainder of page intentionally left blank.]

Personnel Decisions International Corporation, d.b.a. PDI Ninth House

Sincerely yours,

Personnel Decisions International Corporation, a Delaware corporation

By:
Name:
Title:

Acknowledged, accepted and agreed to
this day of , 2012.

[Client], a [ ]

By:
Name:
Title:

Schedule A

Suite 4900	December 5, 2012
33 South Sixth Street
Minneapolis, MN 55402	CONFIDENTIAL
Tel: 1.612.339.0927
1.800.633.4410	Via Nationally Recognized Overnight Delivery Service
www.pdinh.com

[PDI contact address including email]

[Client Notice Address]

RE: [Description of Agreement]

Dear [ ]:

Personnel Decisions International Corporation (“PDI”) has entered into an agreement to merge with a subsidiary of Korn/Ferry International (“KFY”). PDI and KFY anticipate closing the merger on December 31, 2012. PDI will survive the merger and it will continue to provide the highest quality science, consultants and leadership offerings in the industry. Your point of contact at PDI will continue to be [                    ] and you will receive the same high level of service that you have come to expect. KFY shares our commitment to building the top provider of leader solutions. We believe that by merging PDI and KFY’s LTC businesses we’ll be able to provide you more offerings, deeper resources, and expanded global delivery.

As a legal matter, however, we are providing you notice of this merger pursuant to your agreements with PDI, each of which is listed on Schedule A. I emphasize that this merger will not change the terms or any rights under those agreements, nor will you experience any reduction in the level of service we provide.

If you have any questions, please contact [ ] at [phone number or email address].

Sincerely yours,

Personnel Decisions International Corporation, a Delaware corporation

By:
Name:
Title:

Personnel Decisions International Corporation, d.b.a. PDI Ninth House

Schedule A